THE HOME DEPOT


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THE HOME DEPOT
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PROXY STATEMENT
AND
NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS

Thursday, May 18, 2023

Virtual meeting at 9:00 a.m., Eastern Time

www.virtualshareholdermeeting.com/HD2023

Table of Contents

INVESTOR FACTSHEET

Strategy

We aim to deliver shareholder value and grow our market share by providing best-in-class customer service through a seamless, interconnected experience for our customers. We are continuously investing to improve our online and in-store experience, which includes investing in our associates and in enhanced fulfillment options. In addition, to ensure we are the product authority in home improvement, we strive to provide unique and comprehensive product offerings, continued product innovation, and exceptional convenience and value.

Capital Allocation Principles

Our disciplined approach to capital allocation enables our success, and our principles are as follows:

- First, we intend to invest in our business to drive growth faster than the market, targeting capital expenditures of approximately 2% of annual net sales on an ongoing basis.
- Second, after meeting the needs of the business, we look to pay a quarterly dividend, which we intend to increase as we grow earnings.
- After reinvesting in the business and paying our dividend, we plan to return excess cash to our shareholders through share repurchases.

Following our capital allocation principles, we returned over $14 billion to shareholders in the form of dividends and share repurchases in Fiscal 2022.

Fiscal 2022 Key Financial Performance Metrics

Sales	Operating Profit	ROIC*
$157.4 billion	**$24.0 billion**	**44.6%**
Increased $6.2 billion from Fiscal 2021	Increased $1.0 billion from Fiscal 2021	Compared to 44.7% in Fiscal 2021

5 YEAR TOTAL SHAREHOLDER RETURN


$200
$175
$150
$125
$100
$75
JAN. 28, 2018
FEB. 3, 2019
FEB. 2, 2020
JAN. 31, 2021
JAN. 30, 2022
JAN. 29, 2023
HD
S&P 500 Index
S&P Retail Composite Index

* ROIC is defined as net operating profit after tax, a non-GAAP financial measure, for the most recent twelve-month period, divided by the average of beginning and ending long-term debt (including current installments) and equity for the most recent twelve-month period. For a reconciliation of net operating profit after tax to net earnings, the most comparable GAAP financial measure, and our calculation of ROIC, see "Non-GAAP Financial Measures" on page 29 of our 2022 Form 10-K.

DEAR FELLOW SHAREHOLDERS:

We continue to be inspired by the tireless work of our approximately 475,000 associates who serve our customers. Their dedication allowed us to bring exciting innovations to our businesses, expand our assortment of products and services, and meet the demands of a changing economic climate. Inspired by their example, the Board has remained focused on overseeing the execution of our growth strategies, which includes taking care of our associates and supporting our communities.

Taking Care of Our People. As the labor market has grown more complex, our culture of taking care of our associates has grown even more central to our strategy. We have remained competitive by promoting our unique culture, maintaining safety and wellness, and offering attractive pay and benefits and career development opportunities. Our LDC Committee receives regular updates regarding the Company's efforts with respect to diversity, equity and inclusion to make sure that we offer an environment that allows us to attract and retain the best associates. Responding to feedback from our engagement with investors, we enhanced our disclosure by providing pay equity disclosures for our U.S. workforce in our 2022 ESG Report.

Managing Leadership Changes. In Fiscal 2022, the Board oversaw the transition of leadership from Craig Menear, our CEO since 2014, to Edward (Ted) Decker, our current Chair, President and CEO, with Mr. Menear retiring as Chair in September 2022. The Board is extremely grateful to Mr. Menear for his many years of dedicated service to the Company. Mr. Decker, who had been with the Company for more than two decades, is supported in his new role by a broadly skilled and diverse Board. The Board continually assesses its composition to ensure that it has the skills and diversity needed to provide effective oversight and support strategic planning.

Focus on the Customer. In Fiscal 2022, we continued to see strong home improvement demand, while navigating inflationary pressures, a tight labor market, and global supply chain disruptions. We believe our focus on the customer experience and investments in our people, infrastructure, stores, digital platforms and fulfillment options enabled us to deliver strong performance despite challenging macroeconomic trends. The Board's engagement with management helped to shape our investment priorities, enriched our ability to anticipate the needs of our customers, and informed strategic investments across our business.

Driving Long-Term Shareholder Value. Underpinning all of these actions is a long-term commitment to our shareholders, which is embodied in our business investment and capital allocation principles. In Fiscal 2022, we returned over $14 billion to our shareholders through dividends and share repurchases.

Please join us for our virtual 2023 Annual Meeting of Shareholders on Thursday, May 18, 2023. The enclosed Notice of 2023 Annual Meeting of Shareholders and Proxy Statement provides information about the Meeting, including the matters on which you will be asked to vote. The Meeting will also include a report on the Company's performance and operations and a question and answer session. Thank you for your support of The Home Depot.

Sincerely,

Edward P. Decker
Chair, President and Chief Executive Officer

Gregory D. Brenneman
Independent Lead Director

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THE HOME DEPOT, INC.
2455 Paces Ferry Road
Atlanta, Georgia 30339

NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS

DATE:	Thursday, May 18, 2023
TIME:	9:00 a.m., Eastern Time
PLACE:	This year's Meeting will be held virtually via a live webcast at www.virtualshareholdermeeting.com/HD2023. **We are not holding an in-person meeting this year.**
ITEMS OF BUSINESS:	(1) To elect as directors of the Company the 13 persons named in the accompanying Proxy Statement for terms expiring at the 2024 Annual Meeting of Shareholders; (2) To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending January 28, 2024; (3) To cast an advisory vote to approve executive compensation ("Say-on-Pay"); (4) To cast an advisory vote on the frequency of future Say-on-Pay votes; (5) To act on five shareholder proposals described in the Proxy Statement, if properly presented; and (6) To transact any other business properly brought before the Meeting.
WHO MAY VOTE:	Shareholders of record as of the close of business on March 20, 2023 are entitled to vote.
ANNUAL MEETING MATERIALS:	A copy of this Proxy Statement and our 2022 Annual Report are available on our Investor Relations website at https://ir.homedepot.com under "Financial Reports."
DATE OF MAILING:	A Notice of Internet Availability of Proxy Materials or this Proxy Statement is first being sent to shareholders on or about April 3, 2023.

This Proxy Statement contains important information, including a description of the business that will be acted upon at the Meeting.

Attending the Virtual Meeting: Shareholders may attend the Meeting online, vote their shares electronically, and submit questions during the Meeting by visiting www.virtualshareholdermeeting.com/HD2023 and entering the 16-digit control number included in their proxy card, the Notice of Internet Availability, or the voting information form provided by their bank or broker. Online access to the Meeting will begin at 8:45 a.m., Eastern Time. If you encounter difficulties accessing the virtual Meeting, please call the technical support number that will be posted at www.virtualshareholdermeeting.com/HD2023. Prior to the Meeting, shareholders can vote at www.proxyvote.com using their 16-digit control number or by the other methods described in this Proxy Statement. Shareholders may also submit questions in advance of the Meeting via www.proxyvote.com.

For more information about our virtual Meeting, please see "About the 2023 Annual Meeting of Shareholders" beginning on **page 83** **of this Proxy Statement.**

By Order of the Board of Directors,

Teresa Wynn Roseborough
Corporate Secretary

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TABLE OF CONTENTS

COMMONLY USED OR DEFINED TERMS

TERM	DEFINITION
1997 Plan	1997 Omnibus Stock Incentive Plan
2022 annual meeting	Annual meeting of shareholders held on May 19, 2022
2022 Form 10-K	Annual Report on Form 10-K as filed with the SEC on March 15, 2023
Board	Board of Directors of the Company
By-Laws	By-Laws of the Company (amended and restated effective February 23, 2023)
CDP	The not-for-profit organization formerly known as the Carbon Disclosure Project
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COO	Chief Operating Officer
Company	The Home Depot, Inc. and its consolidated subsidiaries
Directors Plan	Nonemployee Directors' Deferred Stock Compensation Plan
ESG	Environmental, Social and Governance
ESPP	Amended and Restated Employee Stock Purchase Plan
EVP-HR	Executive Vice President – Human Resources
Exchange Act	The Securities Exchange Act of 1934, as amended
FASB ASC Topic 718	Financial Accounting Standards Board Accounting Standards Codification Topic 718
FCPA	U.S. Foreign Corrupt Practices Act
Fiscal 2023	Fiscal year ending January 28, 2024
Fiscal 2022	Fiscal year ended January 29, 2023
Fiscal 2021	Fiscal year ended January 30, 2022
Fiscal 2020	Fiscal year ended January 31, 2021
Fiscal 2019	Fiscal year ended February 2, 2020
Fiscal 2013	Fiscal year ended February 2, 2014
GRI	Global Reporting Initiative
HD Supply	HD Supply Holdings, Inc., acquired by the Company in December 2020
IT	Information technology
KPMG	KPMG LLP, the Company's independent registered public accounting firm
LDC Committee	Leadership Development and Compensation Committee
Meeting	2023 Annual Meeting of Shareholders of the Company
MIP	Management Incentive Plan
MRO	Maintenance, repair and operations
NACD	National Association of Corporate Directors
NCG Committee	Nominating and Corporate Governance Committee
NEO	Named executive officer
Non-U.S. ESPP	Non-U.S. Employee Stock Purchase Plan
Notice	Notice of Internet Availability of Proxy Materials
NYSE	New York Stock Exchange
Omnibus Plan	Omnibus Stock Incentive Plan, as Amended and Restated May 19, 2022
Pay Governance	Pay Governance LLC, the LDC Committee's independent compensation consultant
PEO	Principal Executive Officer
ROIC	Return on invested capital
SASB	Sustainability Accounting Standards Board
Say-on-Pay	Advisory vote to approve executive compensation
SEC	The U.S. Securities and Exchange Commission
TCFD	Task Force on Climate-related Financial Disclosures
THD Restoration Plan	The Home Depot FutureBuilder Restoration Plan
TSR	Total Shareholder Return

We include website addresses throughout this Proxy Statement for reference only. The information contained in these websites is not incorporated by reference into this Proxy Statement.

THE HOME DEPOT 2023 PROXY STATEMENT SUMMARY

This summary highlights information contained in this Proxy Statement. This summary does not contain all of the information you should consider. **Please read the entire Proxy Statement carefully before voting as it contains important information about matters upon which you are being asked to vote.**

2023 ANNUAL MEETING INFORMATION (see pages 83-87)

Date:	Thursday, May 18, 2023
Time:	9:00 a.m., Eastern Time
Place:	Virtual meeting site: www.virtualshareholdermeeting.com/HD2023
Record Date:	March 20, 2023
Admission:	You will need the 16-digit control number found on your proxy card, the Notice, or the voting information form provided by your bank or broker to attend and participate in the Meeting.
Meeting Archive:	A recording of the Meeting will be available for replay at https://ir.homedepot.com under “Events and Presentations” shortly after the Meeting.

To facilitate the participation of our shareholders, associates and other members of our community, our 2023 Annual Meeting of Shareholders will be held in a virtual format only. Shareholders can participate from any geographic location with internet connectivity. **For more information on attending the Meeting, voting your shares during the Meeting, and submitting questions, please see “About the 2023 Annual Meeting of Shareholders” beginning on page 83 of this Proxy Statement.**

ITEMS OF BUSINESS

Proposal		Board Recommendation	Page Number
1.	Election of 13 directors named in this Proxy Statement for one-year terms	For each nominee	14
2.	Ratification of appointment of KPMG LLP as our independent registered public accounting firm	For	25
3.	Advisory vote to approve executive compensation (“Say-on-Pay”)	For	28
4.	Advisory vote on the frequency of future Say-on-Pay votes	One Year	29
5.	Shareholder proposal regarding amendment of shareholder written consent right	Against	30
6.	Shareholder proposal regarding independent Board chair	Against	32
7.	Shareholder proposal regarding political contributions congruency analysis	Against	34
8.	Shareholder proposal regarding rescission of racial equity audit proposal vote	Against	37
9.	Shareholder proposal regarding senior management commitment to avoid political speech	Against	39

Shareholders of record may vote without attending the Meeting by one of the following methods:

Vote by Internet	Vote by telephone	Vote by mail
www.proxyvote.com	1-800-690-6903	Complete and mail your proxy card

Your vote is important. Whether or not you plan to attend the Meeting, we urge you to vote and submit your proxy over the Internet, by telephone or by mail.

COMPANY CULTURE: DOING THE RIGHT THING (see page 4)

The Company's culture is based on our servant leadership philosophy represented by the inverted pyramid, which puts primary importance on our customers and our associates — particularly our frontline, hourly associates — by positioning them at the top, with senior management at the base in a support role. Our culture is brought to life through our core values, which serve as the foundation of our business and the guiding principles behind the decisions we make every single day. These principles have served as our guide as we have navigated the unprecedented challenges of the past few years.

Our values also guide our efforts to create an environment that will help us attract and retain skilled associates in the competitive marketplace for talent. We believe our culture helps set us apart and provides a distinct competitive advantage for The Home Depot. We empower our associates to deliver a superior customer experience, and we reward associates when they provide excellent customer service and embody The Home Depot values. We routinely assess our culture and values through associate surveys and by using our values as a basis for our associate performance reviews. Our officers and other leaders also participate in programs designed to build and strengthen our culture and to help support the organizational changes necessary to create an interconnected customer experience. That focus on culture extends to our Board, where we look for director candidates focused on integrity, innovation, and a servant-leader mindset. The Board and its committees provide oversight and guidance to support the continued focus on and importance of culture to our Company.

FISCAL 2022 COMPANY PERFORMANCE HIGHLIGHTS (see page 42)

Continued demand for home improvement projects, combined with nimble execution and supported by our strategic initiatives, resulted in positive performance in Fiscal 2022. Highlights include:

- Increased net sales by 4.1% to $157.4 billion.
- Increased operating income by 4.3% to $24.0 billion.
- Increased net earnings by 4.1% to $17.1 billion and diluted earnings per share by 7.5% to $16.69.
- Generated $14.6 billion in operating cash flow.
- Returned value to shareholders during Fiscal 2022 through $7.8 billion in dividends and $6.5 billion in share repurchases.
- Generated ROIC of 44.6%, compared to 44.7% in Fiscal 2021. ROIC is defined as net operating profit after tax, a non-GAAP financial measure, for the most recent twelve-month period, divided by the average of beginning and ending long-term debt (including current installments) and equity for the most recent twelve-month period. For a reconciliation of net operating profit after tax to net earnings, the most comparable GAAP financial measure, and our calculation of ROIC, see "Non-GAAP Financial Measures" on page 29 of the 2022 Form 10-K.

FISCAL 2022 EXECUTIVE COMPENSATION HIGHLIGHTS (see pages 41-57)

We pay for performance:

- A significant portion of our NEOs' target compensation is linked to Company performance:
  - Approximately 90% for our CEO
  - Approximately 80% for our other NEOs
- 100% of NEO annual cash incentive compensation and 80% of NEO annual equity compensation are tied to Company performance against pre-established, specific, measurable financial performance goals

We seek to mitigate compensation-related risk through a variety of means:

- Annual compensation risk assessment
- Compensation recoupment policy applicable to all executive officers and clawback provisions in all equity awards
- Anti-hedging policy applicable to all associates, officers, and directors
- Stock ownership and retention guidelines for executive officers
- No change in control agreements

CORPORATE GOVERNANCE BEST PRACTICES (see pages 1-13)

Our corporate governance policies reflect best practices:

Shareholder Protections	Board Engagement and Oversight
✓ Annual election of directors, with majority voting standard in uncontested director elections	✓ Annual Board strategy session and review of the Company's strategic plan
✓ Shareholder ability to call special meetings and act by written consent	✓ Director overboarding policy
✓ A market standard shareholder right of proxy access	✓ Director store walk policy
✓ Independent Lead Director	✓ Board education and orientation program
✓ Approximately 92% of directors and all Board committee members are independent	✓ Annual Board and committee self-evaluations, including individual director interviews
✓ Director mandatory retirement age (age 72)	✓ Management succession policy set forth in Corporate Governance Guidelines
✓ No shareholder rights plan, also referred to as a "poison pill"	✓ Independent directors meet without management

ESG ENGAGEMENT PROGRAM (see page 8)

The Company values the views of its shareholders. For a number of years, the Company has had an expanded ESG engagement program with our institutional shareholders to discuss our environmental, social and governance efforts and their alignment with our business priorities. In Fiscal 2022, we engaged with holders representing over 40% of our outstanding shares on these topics. The NCG Committee receives quarterly feedback on our ESG engagement program. This engagement, together with our commitment to corporate governance best practices, has led to several changes in recent years, including:

- Updating our Investor Relations website to provide a page dedicated to disclosure of ESG matters, which can be found at https://ir.homedepot.com/esg-investors, to better enable our investors to access key information about our oversight and management of these areas.
- Making significant enhancements to our annual ESG Report to provide more transparent and quantitative disclosure informed by several third-party standards and frameworks, including the GRI standards, the SASB standards, the TCFD framework, and the United Nations Sustainable Development Goals.
- Providing enhanced disclosure of racial, ethnic and gender diversity of our U.S. workforce, along with the breakdown of our U.S. workforce by race, ethnicity and gender from our consolidated EEO-1 report, and, starting in Fiscal 2022, enhanced disclosures regarding gender and racial/ethnic pay equity within our U.S. workforce, all of which can be found on our ESG Investor webpage and/or in our 2022 ESG Report.
- Lowering the percentage of outstanding shares required to call a special meeting of shareholders from 25% to 15%.
- Expanding our executive compensation clawback policy to specifically include conduct that causes significant reputational harm to the Company.
- Reducing the number of outside public company boards on which our directors can serve.
- Amending our NCG Committee charter to specifically reflect the NCG Committee's oversight of ESG matters and Company government relations and political activity.
- Enhancing our policies and disclosure around our political activity, including updating and enhancing our annual report on corporate political donations and trade associations memberships (as well as adding disclosure of support for ballot initiatives), and making several years' worth of information available on our ESG Investor webpage.
- In Fiscal 2022, in response to shareholder proposals approved at the 2022 annual meeting, announcing that we are undertaking racial equity and deforestation assessments that will be completed and reported on publicly in the second half of Fiscal 2023, as well as plans to participate in the CDP Forests reporting process.

2023 DIRECTOR NOMINEES (see pages 16-24)

Director Nominees			Board Committee Composition			
Name	**Director Since**	**Position**	**Audit**	**LDC**	**NCG**	**Finance**
Gerard J. Arpey*	2015	Partner, Emerald Creek Group, LLC			✓	✓
Ari Bousbib*	2007	Chairman and Chief Executive Officer, IQVIA Holdings Inc.	✓			**Chair**
Jeffery H. Boyd*	2016	Former Chairman and Chief Executive Officer, Booking Holdings Inc.			**Chair**	✓
Gregory D. Brenneman* *Lead Director*	2000	Executive Chairman, CCMP Capital Advisors, LP				
J. Frank Brown* *Audit Committee Financial Expert*	2011	Former Managing Director and Chief Risk Officer, General Atlantic LLC	**Chair**			✓
Albert P. Carey*	2008	Executive Chairman, Unifi, Inc.		**Chair**	✓	
Edward P. Decker	2022	Chair, President and Chief Executive Officer, The Home Depot, Inc.				
Linda R. Gooden* *Audit Committee Financial Expert*	2015	Former Executive Vice President, Information Systems & Global Solutions, Lockheed Martin Corporation	✓	✓		
Wayne M. Hewett*	2014	Chairman, Cambrex Corporation	✓	✓		
Manuel Kadre*	2018	Chairman and Chief Executive Officer, MBB Auto Group	✓			✓
Stephanie C. Linnartz*	2018	President, Chief Executive Officer and Director, Under Armour, Inc.	✓	✓		
Paula Santilli*	2022	Chief Executive Officer, Latin America, PepsiCo, Inc.			✓	✓
Caryn Seidman-Becker*	2022	Chair and Chief Executive Officer, CLEAR Secure, Inc.		✓	✓	

* All director nominees are independent except Mr. Decker, our Chair, President and Chief Executive Officer.

Corporate Governance

The Company has a long-standing commitment to strong corporate governance, which promotes the long-term interests of shareholders, strengthens Board and management accountability, and helps build public trust in the Company. The Board has adopted policies and processes that foster effective Board oversight of critical matters such as strategy, risk management, financial and other controls, compliance, culture, ESG, and management succession planning. The Board regularly reviews our major governance documents, policies, and processes in the context of current corporate governance trends, regulatory changes, and recognized best practices. The following sections provide an overview of our corporate governance structure, policies, and processes, including key aspects of our Board operations.

BOARD OF DIRECTORS

Our Board currently has 13 members: Gerard J. Arpey, Ari Bousbib, Jeffery H. Boyd, Gregory D. Brenneman, J. Frank Brown, Albert P. Carey, Edward P. Decker, Linda R. Gooden, Wayne M. Hewett, Manuel Kadre, Stephanie C. Linnartz, Paula Santilli and Caryn Seidman-Becker. In addition, Craig A. Menear served as a director during Fiscal 2022 until his retirement on September 30, 2022. Each director who served during Fiscal 2022 was, and each current director continues to be, independent other than Mr. Decker, our Chair, President and CEO, and Mr. Menear, our former Chair and CEO.

BOARD LEADERSHIP

On at least an annual basis, our Board assesses its leadership structure, including the appointment of the Chair of the Board. Our Lead Director is annually elected by the independent members of the Board. In January 2022, when Mr. Menear decided to step down from the role of CEO, the independent members of our Board assessed the circumstances faced by the Company as well as alternative leadership structures, and determined that it was in the Company's best interest for Mr. Menear to remain on the Board as Chair to support the leadership transition following Mr. Decker's appointment as CEO. When Mr. Menear announced his retirement, the independent members of the Board again assessed its leadership structure and determined it would be in the Company's best interests for Mr. Decker to assume the role of Chair. The Board believes that, given the Company's current circumstances, having a combined Chair and CEO, a strong independent Lead Director, and Board committees composed entirely of independent directors currently provides the best Board leadership structure for the Company. This structure, together with our other robust corporate governance practices, provides strong independent oversight of management while ensuring clear strategic alignment throughout the Company.

Our Chair, with input from our Lead Director, proposes strategic priorities to the Board, and communicates the Board's guidance to management, which is ultimately responsible for implementing the Company's key strategic initiatives. Gregory D. Brenneman currently serves as our Lead Director and brings to the role a high level of energy, engagement and oversight. He has broad and varied business experience, including in various CEO roles; has served on our Board through multiple business cycles; and as Lead Director has guided a number of successful leadership transitions and management changes. This experience makes him a particularly valued advisor to our Chair, President and CEO, and provides Mr. Brenneman with a deep level of understanding of our business that enhances his independence from management and his ability to provide strong oversight. Our Lead Director:

- Chairs Board meetings when the Chair is not present, including presiding at executive sessions of the Board (without management present) at every regularly scheduled Board meeting;
- Works with management to determine the information and materials provided to Board members;
- Approves Board meeting agendas, schedules and other information provided to the Board;
- Consults regularly with the Chair on other matters that are pertinent to the Board and the Company;
- Has the authority to call meetings of the independent directors;
- Is available for communication and consultation with major shareholders upon request;
- Serves as liaison between the Chair and the independent directors; and
- Conducts annual interviews of each independent director as part of the annual evaluation process.

To maximize the effectiveness of the Lead Director role, our Lead Director does not serve on any standing Board committees but is available to attend meetings of any of our Board committees and serve as a resource for the committees as needed.

ATTENDANCE AT BOARD, COMMITTEE AND ANNUAL SHAREHOLDER MEETINGS

The Board met 8 times during Fiscal 2022. The number of times that each standing committee of the Board met in Fiscal 2022 is shown in the next section. Each incumbent director attended at least 75% of the meetings of the Board and of the committees of which he or she was a member during Fiscal 2022. Every director serving on our Board at the time of the 2022 annual meeting attended that meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

During Fiscal 2022, the Board had standing Audit, Nominating and Corporate Governance, Leadership Development and Compensation, and Finance Committees. The charter for each committee is available on the Company's Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Committee Members & Charters." The current members of our committees, the principal functions of each committee and the number of meetings held in Fiscal 2022 are shown below. Each member of each committee during Fiscal 2022 was, and each current member continues to be, independent under our Director Independence Standards, as well as applicable SEC rules and NYSE listing standards.

Committee	Committee Functions
Audit: J. Frank Brown, Chair Ari Bousbib Linda R. Gooden Wayne M. Hewett Manuel Kadre Stephanie C. Linnartz **Number of Meetings:** 8	• Oversees the Company's accounting and financial reporting process, as well as the integrity of the Company's consolidated financial statements and its internal control over financial reporting, including the audits thereof • Has primary responsibility for overseeing risk assessment and risk management • Has primary responsibility for overseeing data protection and cybersecurity risks • Reviews the Company's compliance with legal and regulatory requirements, including the FCPA and other anti-bribery laws • Reviews the qualifications, performance and independence of the Company's independent registered public accounting firm • Oversees the performance of the Company's internal audit function • Reviews the Company's compliance programs, including the whistleblower program, and the Company's monitoring of such programs
Leadership Development and Compensation: Albert P. Carey, Chair Linda R. Gooden Wayne M. Hewett Stephanie C. Linnartz Caryn Seidman-Becker **Number of Meetings:** 5	• Reviews and evaluates the performance of executive officers • Reviews and recommends compensation of directors and the CEO and approves compensation of other executive officers • Reviews and recommends policies, practices and procedures concerning compensation strategy and other human capital management matters, including diversity, equity and inclusion • Administers stock incentive and stock purchase plans, including determining grants of equity awards under the plans • Undertakes annual review and risk assessment of compensation policies and practices • Oversees senior management succession planning policies and procedures • Monitors the independence of its compensation consultant

Committee	Committee Functions
Nominating and Corporate Governance: Jeffery H. Boyd, Chair Gerard J. Arpey Albert P. Carey Paula Santilli Caryn Seidman-Becker **Number of Meetings:** 4	• Develops the Company's corporate governance practices and procedures and oversees the related risks • Provides oversight and makes recommendations for Company corporate social responsibility efforts and their alignment with business priorities, including ESG matters such as environmental initiatives, responsible sourcing, and Company political activity • Reviews and monitors the performance and composition of the Board and its committees • Makes recommendations for director nominees • Reviews the independence of directors • Oversees communications between directors and shareholders • Reviews and approves related person transactions involving executive officers and directors • Oversees director engagement, education and orientation activities
Finance: Ari Bousbib, Chair Gerard J. Arpey Jeffery H. Boyd J. Frank Brown Manuel Kadre Paula Santilli **Number of Meetings:** 4	• Oversees the management of the Company's long-range financial outlook and finance-related risks • Reviews and recommends policies, practices and strategies concerning financial matters, including the Company's capital structure, investments, use of derivatives, share repurchases, credit programs, credit ratings, and insurance • Oversees the Company's annual capital plan, significant capital investments, and strategies with respect to mergers and acquisitions activity

In determining the composition of the committees, the Board and the NCG Committee considered directors' skills and qualifications in key areas relevant to the Company and each committee's responsibilities. The table below lists the key skills, qualifications and attributes held by the members of our committees. For more information about the skills and qualifications of our Board members, see "2023 Director Nominees" beginning on page 16.

Audit	Leadership Development and Compensation	Nominating and Corporate Governance	Finance
Strategic Management	Strategic Management	Strategic Management	Strategic Management
Retail/Merchandising	Retail/Merchandising	Retail/Merchandising	Retail/Merchandising
CEO Experience	CEO Experience	CEO Experience	CEO Experience
Supply Chain	Supply Chain	Supply Chain	Supply Chain
IT	IT	IT	IT
Risk Management	E-commerce	E-commerce	E-commerce
Finance	Human Capital Management	Governance	Finance
Cybersecurity	Marketing/Communications	Marketing/Communications	Real Estate
International	International	International	International
Diversity	Diversity	Diversity	Diversity

COMPANY CULTURE: DOING THE RIGHT THING

The Home Depot has a strong commitment to ethics and integrity, and we are a values- and culture-centric company. Our values are present in the way we do business and are more formally codified in the Company's Business Code of Conduct and Ethics. These values and our culture are also reflected in our annual ESG Report, which can be found on our website at https://corporate.homedepot.com/responsibility, and which is discussed in more detail under "Commitment to ESG Matters" beginning on page 7 below. Our focus on culture extends to our Board, where we look for directors with a focus on doing the right thing and with a servant-leader mindset. The Board and its committees provide oversight and guidance to support the continued focus on and importance of culture to our Company.

Inverted Pyramid and Values Wheel

The Company's culture is based on our servant leadership philosophy represented by the inverted pyramid, which puts primary importance on our customers and our associates by positioning them at the top, with senior management at the base in a support role. We bring our culture to life through our core values, which serve as the foundation of our business and the guiding principles behind the decisions we make every day. We believe our culture helps set us apart and provides a distinct competitive advantage for The Home Depot.


Customers
Front Line Associates
Field Support
Corporate Office
CEO
Taking Care of Our People
Excellent Customer Service
Building Strong Relationships
Entrepreneurial Spirit
Respect for All People
Creating Shareholder Value
Doing the Right Thing
Giving Back

Our values also guide our efforts to create an environment that will help us attract and retain skilled associates in the competitive marketplace for talent. We empower our associates to deliver a superior customer experience, and we position our associates to embody our core values by integrating the importance of our culture into ongoing development programs, performance management practices, and rewards programs. We routinely assess our culture and values through associate surveys, which are done on an annual basis for all associates and more frequently as "pulse check" surveys for groups of associates. Our officers and other leaders also regularly participate in programs designed to build and strengthen our culture, such as training on leadership skills, cross-functional collaboration, inclusiveness, and associate engagement, and all associates receive training on unconscious bias.

Business Code of Conduct and Ethics

The Company has a Business Code of Conduct and Ethics that is applicable to all directors, officers and associates of the Company, including the CEO and the CFO. The Business Code of Conduct and Ethics reflects our strong commitment to ethics and integrity and provides guidance on making decisions that align with our core values. The complete text of the code is available on the Company's Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Overview" and is also available in print upon request at no charge. The Company will post any amendments to or waivers from the Business Code of Conduct and Ethics (to the extent applicable to the Company's executive officers and directors) at this location on its website.

BOARD ROLE IN STRATEGIC PLANNING

The Company's strategy is rooted in its culture, guided by our inverted pyramid to put customers first and focus on investments that better meet their changing needs and expectations. We are focused on bringing to

life our vision of an interconnected, frictionless shopping experience that enables our customers to seamlessly blend the digital and physical worlds.

Our Board plays an important role in the continued evolution of the Company's strategic planning process. At a dedicated strategy session each fall and through regular discussions at each quarterly Board meeting, our Board reviews the Company's strategy and capabilities and actively engages with management to ensure that the Company is well-positioned to continue creating shareholder value. In Fiscal 2022, those discussions focused on growing our sales with our professional customers, particularly by building our capabilities to support larger planned purchases by these customers, as well as our continuing efforts to create a frictionless customer experience. As discussed in "Election of Directors" beginning on page 14, each director nominee possesses specific skills and qualifications that provide the Company with key insights into elements necessary to continue to enhance our customer experience and support our strategy. As a result of our focus on Board composition, we believe we have a Board with an appropriate mix of skills, backgrounds and experiences that leverages its diversity to effectively oversee our strategy as the Company positions itself to remain agile in a dynamic retail environment.

BOARD OVERSIGHT OF RISK

The Board's oversight of risk is accomplished through (1) the identification of key risks facing the Company and (2) the mapping of those risks to the appropriate Board committee and/or to the full Board for oversight, based on the nature of the risk. The enterprise risk framework that we use to identify and manage those key risks considers a number of enterprise-level risks, including competitive environment, brand and reputation, regulatory and compliance, and security, as well as external and internal factors that could distract the Company from our business or derail our strategic objectives. The Board reviews these key risks and the related framework annually, including periodic surveys of Board members and senior management to identify and assess key enterprise risks. The Board or appropriate Board committees also discuss selected risks in more detail throughout the year.

The table below identifies key risk areas overseen by the Board and its committees.

Key Areas of Risk Oversight

Full Board
• Has primary responsibility for risk oversight, including approval of strategic objectives and defining risk appetite • Delegates oversight of management of certain risks to Board committees • Receives regular reports from the committees regarding risk-related matters

Audit	Leadership Development and Compensation	Nominating and Corporate Governance	Finance
• Overall risk assessment and management	• Senior executive compensation	• Corporate governance	• Long-range strategic planning
• Financial exposures, statements, controls, systems, and reporting	• Senior executive succession planning	• Director succession planning and board composition	• Long-range financial outlook and finance-related risks
• Regulatory and compliance, including FCPA/anti-bribery and our whistleblower program	• Overall risk related to the Company's compensation policies and practices	• Policies on political activity, including political spending and payments to trade associations	• Capital structure, including investments and capital allocation principles
• Data protection and cybersecurity	• Human capital management	• Related person transactions	• Annual capital plan and key capital investments
• Internal audit and related investigatory matters	• Non-employee director compensation	• Corporate social responsibility, environmental, and responsible sourcing initiatives, risks and opportunities	• Merger and acquisition strategy
• Product quality and safety and associate and customer safety	• Diversity, equity and inclusion, including pay equity		

While the Board and its committees have responsibility for general risk oversight, management is charged with managing risk. As part of our risk assessment process, the Board and each committee receive presentations from management throughout the year regarding specific potential risks and trends as necessary. At each Board meeting, our Chair has the opportunity to discuss in a directors-only session matters of particular importance or concern, including any significant, evolving or nascent risks that may be of concern to the Board or the Company, and our Lead Director presides over an executive session of our independent directors at which risks faced by the Company may be discussed. Additionally, during Board-level review of the Company's short- and long-term strategies, as discussed in more detail above, the Board considers significant risks facing the Company, as well as emerging risks and current trends, and their potential impact. We believe that the practices described above and our current leadership structure facilitate effective Board oversight of our key risks.

Certain of the risk areas identified in the table above are discussed in more detail below.

Enterprise Risk Management

In accordance with NYSE requirements and our Audit Committee charter, our Audit Committee has primary responsibility for overseeing risk assessment and management, including the Company's major financial exposures and compliance risks and the steps management has taken to monitor and control those exposures and risks. The Audit Committee stays apprised of significant actual and potential risks faced by the Company in part through review of quarterly reports of our top enterprise risks. These reports denote whether primary oversight of each risk resides with a particular Board committee or the full Board. Our Internal Audit and Corporate Compliance team holds quarterly risk discussions with each member of our senior leadership team, which inform the development and updating of the top enterprise risks. In addition, leaders from Internal Audit, Corporate Compliance and Legal hold quarterly meetings to discuss key risks. The Company also maintains an Enterprise Risk Council composed of leaders from the principal functional areas of the Company who can be called as needed to discuss significant new or emerging risks. Our Vice President of Internal Audit and Corporate Compliance attends each of the various risk-related meetings and reports the top enterprise risks to senior management regularly, attends each quarterly Audit Committee meeting, and leads the Board's annual review of our risk framework.

Data Protection and Cybersecurity

The Audit Committee has primary responsibility for overseeing risks related to data protection and cybersecurity, although the full Board also exercises oversight over these risks. On a quarterly basis, or more frequently as needed, the Audit Committee and/or the full Board receives detailed reports on data protection and cybersecurity matters from senior members of our IT department, including our Chief Information Officer and Chief Information Security Officer. At least once a year, the full Board holds a meeting dedicated to data protection and cybersecurity. The topics covered at the various Audit Committee and full Board meetings include risk identification and management strategies, consumer data protection, the Company's ongoing risk mitigation activities, results of third party assessments and testing, results of tabletop exercises, updates on potential cybersecurity threats, cybersecurity resilience, updates on annual associate training and other specific training initiatives, and cybersecurity strategy and governance structure. In addition, our Internal Audit department routinely performs audits on various aspects of data protection and cybersecurity and reports the results of these audits in its quarterly reports to the Audit Committee.

Our Vice President of Internal Audit and Corporate Compliance chairs our Data Security and Privacy Governance Committee, which meets quarterly and is composed of leaders from the functional areas of the Company. The Data Security and Privacy Governance Committee was created to provide enterprise-wide awareness of data protection, privacy and cybersecurity matters, including oversight of related risks, mitigation and incident response plans, awareness and training programs, and regulatory compliance. Its activities are reported to the Audit Committee and/or the full Board by the chair of the committee, as appropriate.

FCPA and Anti-Bribery

The Audit Committee is responsible for oversight of risks relating to bribery, corruption and FCPA compliance, in part through quarterly reports from our FCPA Oversight Committee, which oversees enterprise-wide compliance with the FCPA and the anti-bribery laws of the other jurisdictions in which we conduct business. The FCPA Oversight Committee meets quarterly and is composed of our Executive Vice President, General

Counsel and Corporate Secretary, who chairs the committee; our Executive Vice President and CFO; our Vice President of Internal Audit and Corporate Compliance; and representatives from each non-U.S. division, the business functions responsible for administration of our policies, and the business functions that manage our transactions outside of the U.S. The FCPA Oversight Committee receives regular updates and manages enhancements to company policies, regular risk assessments, the Company's training program for key associates and third parties, and its third-party diligence and monitoring program. It also oversees any relevant investigatory work and FCPA-specific audits of our international operations performed through our internal audit team and utilizing outside anti-bribery experts.

COMMITMENT TO ESG MATTERS

We believe the significant ESG matters for our Company are embedded in how we run our business, align closely with our corporate culture and strategy, and support value creation for our business and shareholders. We have three key pillars of focus for our ESG initiatives: (1) Focus on Our People, (2) Operate Sustainably, and (3) Strengthen Our Communities. Within the context of each of these three pillars, our annual ESG Report describes the key corporate social responsibility, sustainability, and governance issues relevant to the Company, our initiatives and goals related to those issues, and our progress with respect to those initiatives. The Company maintains a dedicated webpage to provide access to information about the Company's oversight and management of relevant ESG matters, which can be found at https://ir.homedepot.com/esg-investors. Our annual ESG Reports, which are available on this dedicated ESG Investor webpage, reflect our cross-functional efforts as well as feedback from our shareholders and other stakeholders.

Board and Committee ESG Oversight

Because it encompasses such a broad area, ESG oversight is divided among several committees and the full Board.

- Each year, the full Board receives a report on our corporate social responsibility and sustainability strategy and activities, including a discussion of our ESG efforts, ESG communications, and annual ESG Report.
- The NCG Committee has primary responsibility for oversight of ESG matters generally and the alignment of those matters with our business priorities. This includes reviewing and making recommendations to the Board regarding our ESG practices and operational initiatives. The NCG Committee oversees our responsible sourcing program and related supply chain risks. The NCG Committee also provides oversight of corporate political activity, reviewing corporate donations, payments to trade associations, and our political activity policy at least annually and more frequently as needed. The NCG Committee receives regular reports on ESG engagements with shareholders and related investor feedback, as well as information on recent developments with respect to ESG matters.
- The LDC Committee oversees risks related to human capital management, including matters relating to associate compensation and benefits; associate engagement, development and training; and diversity, equity and inclusion, including our pay equity analyses. The LDC Committee receives updates on our diversity, equity and inclusion initiatives at every regularly scheduled quarterly meeting. The LDC Committee also receives regular updates on the findings from our reviews of compensation practices for our U.S. associates.
- The Audit Committee oversees risks related to customer and associate safety. Our full Board also receives quarterly updates on safety matters.

ESG Governance Committee

To provide management-level oversight and coordination of ESG efforts, the Company has formed a cross-functional ESG Governance Committee chaired by a member of the senior leadership team. The Committee is focused on identifying key ESG-related issues of concern to our stakeholders, further developing our ESG strategies to ensure they support the business and long-term value creation, and coordinating the execution of our efforts. This Committee builds on the efforts of our previous ESG Communications Committee, which was designed to better communicate the Company's ESG activities and efforts.

SHAREHOLDER OUTREACH AND ENGAGEMENT

We approach shareholder engagement as an integrated, year-round process involving senior management, our investor relations team and our corporate governance team, as well as other subject matter experts as appropriate. In Fiscal 2022, we engaged with holders of over 40% of our outstanding shares to discuss ESG topics as well as the matters raised by the shareholder proposals on the ballot at our annual meetings and other topics of interest to our investors. In addition to our ESG engagement, we also have an active investor relations program engaging throughout the year with a significant portion of our shareholders (and potential holders) on matters regarding corporate strategy, financial performance, business environment, and other relevant topics. The Board values our shareholders' perspectives, and feedback from our shareholders on our business, corporate governance, compensation, sustainability practices, human capital management, and other matters has been important for discussions with the Board and its committees throughout the year. This engagement, together with our cross-functional ESG efforts and our commitment to robust corporate governance, has led to a number of enhancements and best practices over the past several years, including the following:

- As noted above, we maintain on our Investor Relations webpage a page dedicated to disclosure of ESG matters, which can be found at https://ir.homedepot.com/esg-investors, to better enable our investors to access key information about our oversight and management of these areas.
- In our annual ESG Report, we provide a chart highlighting our key ESG goals and timelines to increase transparency and enhance our disclosure. This chart includes several ESG-related goals, including a pledge to produce or procure renewable electricity equivalent to the electricity needs for all Home Depot facilities worldwide by 2030.
- We have made continual enhancements to our annual ESG Report to provide more transparent and quantitative disclosure informed by several third-party standards and frameworks, including the GRI standards, the SASB standards, the TCFD framework, and the United Nations Sustainable Development Goals (UN SDGs). We are also continuing to work with the Science Based Targets Initiative (SBTi) on evaluating potential SBTi goals to reduce carbon emissions.
- We provide detailed disclosure in our ESG Report of the racial, ethnic and gender diversity of our U.S. workforce, along with the breakdown of our U.S. workforce by race, ethnicity and gender from our consolidated EEO-1 report, and, starting in Fiscal 2022, we added disclosures regarding the gender and racial/ethnic pay equity within our U.S. workforce.
- We lowered the percentage of outstanding shares required to call a special meeting of shareholders from 25% to 15%.
- We expanded our executive compensation clawback policy to specifically include conduct that causes significant reputational harm to the Company. We are currently evaluating our clawback policy for additional updates in light of recently adopted SEC rules.
- We reduced the number of outside public company boards on which our directors can serve.
- We updated our NCG Committee Charter to specifically address the NCG Committee's oversight of ESG matters and Company political activity, including an annual review of our political activity policy. We enhanced our political activity policy to add detail around oversight and alignment with our core values. In Fiscal 2022, we updated and enhanced our annual report on corporate political donations and trade associations memberships (including the addition of disclosure of support for ballot initiatives), and we make several years' worth of information available on our ESG Investor webpage. We have also expanded our disclosure regarding oversight of our political activity, as well as the focus areas of our advocacy, in our ESG Report and on our corporate website at https://corporate.homedepot.com under "Responsibility > Political Engagement."
- In Fiscal 2022, in response to shareholder proposals approved at the 2022 annual meeting, we announced that we are undertaking racial equity and deforestation assessments that will be completed in the second half of Fiscal 2023. We also announced plans to participate in the CDP Forests reporting process. Both assessments are being conducted by a third-party firm with recognized expertise, and we will publicly release reports on these assessments that will provide expanded disclosure on our efforts in connection with supporting diversity, equity and inclusion and sustainable forestry.

GOVERNANCE BEST PRACTICES

Our Board believes that effective governance means regular and thoughtful evaluation of the Company's governance policies and processes in light of the broader governance landscape. As a result, our governance framework contains a variety of methods for shareholder engagement, as well as mechanisms to ensure effective Board operations.

Shareholder Rights

Our shareholders have the following important rights:

- Right to call a special meeting of shareholders. In early 2019, based on feedback from our ESG shareholder engagement program, we amended our By-Laws to reduce the threshold for calling a special meeting to holders of 15% or more of our common stock, from the prior 25%.
- Right to act by majority written consent in lieu of a meeting.
- Right to include director nominees in our Proxy Statement. Our "proxy access" right permits a shareholder, or group of up to 20 shareholders, owning at least 3% of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to the greater of two individuals or 20% of the Board, provided that the shareholders and the nominees satisfy the requirements specified in the Company's By-Laws.

In addition, as described in more detail on page 13, shareholders may recommend Board candidates for consideration by the NCG Committee.

Corporate Governance Guidelines

The Company maintains Corporate Governance Guidelines that establish a common set of expectations to assist the Board and its committees in performing their duties. The table below provides an overview of several key elements of our Corporate Governance Guidelines, which are available on the Company's Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Overview" and in print at no charge upon request.

Key Corporate Governance Guidelines Provisions	
Outside Board Policy	We limit the number of other public company boards our directors may join to ensure that a director is not "overboarded" and is able to devote the appropriate amount of time and attention to the oversight of the Company. In Fiscal 2019, based on an assessment of the overboarding policies of a number of our institutional shareholders, we updated our outside board policy to reduce the number of outside public company boards on which our directors may serve. Generally, a director who is an executive officer with another public company may only serve on the board of that company in addition to his or her service on our Board. If the only executive officer role held by a director is that of executive chair of another company, the director may serve on the board of that company, our Board, and the board of one other public company, subject to a determination by the NCG Committee that the additional commitment, when added to the director's existing executive chair role, permits sufficient time for, and will not impair his or her service on, our Board. Other directors may not serve on more than three other public company boards, and no member of the Company's Audit Committee may serve on more than two other public company audit committees. In addition, our CEO may not serve on more than one other public company board. Any director seeking to join the board of directors of another public company or for-profit organization must first notify the NCG Committee and obtain its approval to continue as a member of our Board.

Key Corporate Governance Guidelines Provisions	
Succession Planning	A key responsibility of the Board is overseeing the identification and development of senior leadership. Both the Board and LDC Committee are actively engaged in succession planning. The LDC Committee oversees the development and implementation of succession plans for senior leadership positions. This process includes review and discussion of the performance and development of senior leadership on a regular basis, along with management's evaluation and recommendations for senior leadership succession. The Board also annually reviews succession plans for senior management and the CEO, including both a long-term succession plan and an emergency succession plan. To assist the Board, our CEO annually provides his assessment of senior leaders and their potential to succeed at key senior management positions. The Board meets potential leaders at many levels across the organization through formal presentations and informal events throughout the year, including through the store walks and management meetings that are part of our director engagement program.
Director Engagement, Continuing Education and Orientation Program	The NCG Committee oversees the director engagement, continuing education and orientation program, which includes both internal activities and access to external programming. Our ongoing engagement program includes periodic walks of our stores and other facilities and in-depth meetings with management to provide our directors with the opportunity to observe our strategic initiatives in action and to expand their insight into business operations and activities. We also have a structured director orientation program for new directors during their first year on the Board. This program includes information sessions with committee chairs and senior management and visits to our stores and facilities to accelerate their on-boarding. We also provide all directors with membership in the NACD and continuing education opportunities.
Board Self-Evaluations	Each year, the Board, as required by our Corporate Governance Guidelines, conducts an evaluation of its performance and effectiveness. As set forth in its charter, the NCG Committee oversees this process, which includes two key components: • The Board and each committee conduct self-evaluations, which solicit feedback on a range of issues, including Board and committee structure, leadership, culture and dynamics; meeting content; and interactions with management. The results of these self-evaluations are discussed in executive session, generally at the first regularly scheduled meeting of the fiscal year. • Our Lead Director conducts individual interviews with each of the directors. These interviews address similar topics, with the one-on-one setting permitting more detailed feedback on Board operations and director performance, as well as providing opportunities for mentoring newer directors. The feedback from these interviews is typically discussed with the full Board at its February meeting.

DIRECTOR INDEPENDENCE

The Director Independence Standards in our Corporate Governance Guidelines, which are available on the Company's Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Overview," exceed the independence standards adopted by the NYSE. Pursuant to these Corporate Governance Guidelines, the Board and the NCG Committee reviewed the independence of each current director in early 2023. During this review, the Board and the NCG Committee considered all relevant facts and circumstances related to transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationship or transaction would prohibit a director from being independent under SEC rules, NYSE listing standards, or the Company's Director Independence Standards.

Based on this review and the recommendation of the NCG Committee, the Board affirmatively determined that all of our current directors and director nominees are independent except Edward P. Decker, our Chair, President and CEO.

The Company has purchase, sale and other transactions and relationships in the normal course of business with companies with which certain Company directors are associated but which our Board determined are not material to our Company, the directors or, except as otherwise indicated below, the companies with which the directors are associated. These transactions were reviewed and considered by the Board and the NCG Committee in determining the independence of Company directors. In particular, the Board and the NCG Committee took into account the following transactions during Fiscal 2022:

- Mr. Arpey serves as a director of S.C. Johnson & Son, Inc., from which we purchased cleaning supply merchandise. In addition, S.C. Johnson purchased MRO products from us.
- Mr. Boyd serves as a director of CLEAR Secure, Inc., from which we purchased travel-related services.
- Mr. Brenneman serves as Executive Chairman of CCMP Capital Advisors, LP, which manages funds that have or had an equity interest in: (1) BGIS, from which we purchased facilities management services and which purchased MRO products from us; (2) Hayward Holdings, Inc. (“Hayward”), from which we purchased pool equipment and related accessories; (3) Hillman Holdings, Inc. (“Hillman”), from which we purchased fasteners and other small hardware items and which purchased MRO products from us; and (4) Shoes for Crews, from which we purchased footwear. In Fiscal 2022, the Company was one of Hillman’s largest customers. Mr. Brenneman is a member of the board of directors of Hayward and BGIS, but otherwise, he does not serve as a director or officer of these portfolio companies.
- Ms. Gooden serves as a director of General Motors Company, which purchased MRO products from us.
- Mr. Hewett serves as a director of Wells Fargo & Company, from which we obtained banking services, and as a director of United Parcel Service, Inc., from which we purchased shipping and logistics services. In addition, Wells Fargo and UPS purchased MRO products from us.
- Mr. Kadre serves as a director and Chairman of Republic Services, Inc., from which we purchased waste management services and which purchased MRO products from us.
- Ms. Linnartz served in Fiscal 2022 as President of Marriott International, Inc., from which we purchased lodging and event-related services. In addition, Marriott purchased MRO products from us.
- Ms. Santilli serves as Chief Executive Officer, Latin America of PepsiCo, Inc., from which we purchased food and beverage products and which purchased MRO products from us.
- Ms. Seidman-Becker serves as Chair and Chief Executive Officer of CLEAR Secure, Inc., from which we purchased travel-related services.

In each instance described above, the amount of payments made and received by each entity represented an immaterial percentage of the Company’s and, except as otherwise stated above, the other entity’s revenues. The Board and the NCG Committee believe that all of the transactions and relationships during Fiscal 2022 described above were on arm’s-length terms that were reasonable and competitive and that the directors did not participate in or receive any direct personal benefit from these transactions.

RELATED PERSON TRANSACTIONS

The NCG Committee reviews all transactions of the Company involving any of the Company’s executive officers, directors, or any of their immediate family members, and approves, ratifies (where permitted by NYSE listing standards), or rejects any related person transaction that is identified. The Company has adopted a written policy requiring reasonable prior review and approval by the NCG Committee of all “Related Person Transactions.” These are transactions in which the Company is a participant, the amount involved exceeds $120,000, and a director, executive officer, or holder of more than 5% of our common stock has a direct or indirect material interest.

Under our Related Person Transaction Policy, our General Counsel has primary responsibility for determining whether, based on the facts and circumstances, a related person has a direct or indirect material interest in a proposed or existing transaction. To help identify Related Person Transactions, each director and executive officer completes a questionnaire that requires the disclosure of any transaction that the person, any member of his or her immediate family, or any entity with which he or she is affiliated, has or will have with the Company. Our General Counsel also conducts an investigation that includes a review of the Company’s financial systems to determine if a director or executive officer, or a company with which he or she is affiliated, engaged in transactions with the Company during the fiscal year. Additionally, the Company’s Business Code

of Conduct and Ethics, Corporate Governance Guidelines and conflict of interest policies require that all associates and directors promptly disclose all conflicts or potential conflicts of interest.

If the General Counsel determines that the related person would have a direct or indirect material interest in the transaction, the General Counsel must present the transaction to the NCG Committee for review, which must then either approve or reject the transaction in accordance with the terms of the policy. While making this determination, the NCG Committee must consider all relevant information available and, as appropriate, take into consideration the following:

- Whether the transaction was undertaken in the ordinary course of business of the Company;
- Whether the transaction was initiated by the Company or the related person;
- Whether the transaction contains terms no less favorable to the Company than terms that could have been reached with an unrelated third party;
- The purpose of the transaction and its potential benefits to the Company;
- The approximate dollar value of the transaction, particularly as it involves the related person;
- The related person's interest in the transaction; and
- Any other information regarding the related person's interest in the transaction that would be material to investors under the circumstances.

The NCG Committee may only approve the transaction if it determines that the transaction is reasonable, on competitive terms, and fair to the Company and not inconsistent with the best interests of the Company as a whole. Further, in approving any such transaction, the NCG Committee has the authority to impose any terms or conditions it deems appropriate on the Company or the related person.

If review of a Related Person Transaction by the Chair of the NCG Committee is required between NCG Committee meetings, and it is determined that approval of a Related Person Transaction by the entire NCG Committee prior to consummation or effectiveness of the transaction is impracticable under the circumstances, the Chair of the NCG Committee will review and may approve the transaction at his or her discretion. The Chair of the NCG Committee must report that transaction to the NCG Committee at its next regularly scheduled meeting, including the rationale for approving the transaction prior to full committee review. Transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's Proxy Statement. During Fiscal 2022, there were no Related Person Transactions that require disclosure in this Proxy Statement.

SELECTING NOMINEES TO THE BOARD OF DIRECTORS

The NCG Committee is responsible for considering candidates for the Board and recommending director nominees to the Board. All members of the NCG Committee have been determined to be independent by the Board pursuant to SEC rules, NYSE listing standards and the Company's Director Independence Standards.

The NCG Committee considers a diverse slate of candidates for nomination to the Board from a variety of sources. Current members of the Board are considered for re-election unless they have notified the Company that they do not wish to stand for re-election and provided they have not reached age 72 by the calendar year-end immediately preceding the Company's next annual meeting of shareholders. The NCG Committee may also consider candidates recommended by current members of the Board, members of management, and shareholders, as discussed below under "Director Candidates Recommended by Shareholders."

From time to time, the NCG Committee engages independent search firms to assist in identifying potential Board candidates. Services provided by the search firms include identifying and assessing potential director candidates, ensuring candidates meet criteria established by the NCG Committee, verifying information about the prospective candidate's credentials, and obtaining a preliminary indication of interest and willingness to serve as a Board member.

The NCG Committee evaluates all candidates, regardless of who recommended a candidate, based on the same criteria. The criteria and the process by which director nominees are considered and selected are discussed further below under "Election of Directors."

DIRECTOR CANDIDATES RECOMMENDED BY SHAREHOLDERS

The NCG Committee will consider all candidates recommended by a shareholder (or group of shareholders) who owns at least 1% of the Company's outstanding shares of common stock and who has held such shares for at least one year as of the date of the recommendation. If the shareholder does not meet these requirements, the NCG Committee may, but is not obligated to, evaluate the candidate and consider him or her for nomination to the Board. A shareholder wishing to recommend a candidate must submit the following documents to the Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Building C-22, Atlanta, Georgia 30339 not less than 120 calendar days prior to the anniversary of the date on which the Company's Proxy Statement was released to shareholders in connection with the previous year's annual meeting of shareholders:

- A recommendation that identifies the candidate and provides contact information for that candidate;
- The written consent of the candidate to serve as a director of the Company, if elected; and
- Documentation establishing that the shareholder making the recommendation meets the ownership requirements set forth above.

If the candidate is to be evaluated by the NCG Committee, the Corporate Secretary will request from the candidate a detailed résumé, an autobiographical statement explaining the candidate's interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check. These documents must be received from the candidate before the first day of February preceding the annual meeting of shareholders.

COMMUNICATING WITH THE BOARD

Shareholders and others who are interested in communicating directly with the Board, our Lead Director, or other independent directors, including those wishing to express concerns relating to accounting, internal controls, audit matters, fraud or unethical behavior, may do so by e-mail at HD_Directors@homedepot.com or by writing to the directors at the following address:

[Name of Director or Directors]
c/o Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Building C-22
Atlanta, Georgia 30339

The Corporate Secretary reviews and provides the Board and the NCG Committee with a summary of all such communications and a copy of any correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or the standing committees of the Board or that otherwise requires the attention of the Board and the NCG Committee. Correspondence relating to accounting, internal controls or auditing matters is brought to the attention of the Company's internal audit department and, if appropriate, to the Audit Committee. All communications are treated confidentially.

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

The Board is elected annually by shareholders to oversee the long-term health and the overall success and financial strength of the Company's business. The NCG Committee is responsible for considering candidates for the Board and recommending director nominees for the Board.

DIRECTOR CRITERIA AND QUALIFICATIONS

The NCG Committee, when considering the composition of our Board, focuses on ensuring a diverse mix of directors that collectively possess the breadth of expertise and experience appropriate for a retailer of our size and geographic scope. The Company is the world's largest home improvement retailer, with 2,322 stores in the United States, Canada and Mexico as of the end of Fiscal 2022. Our business involves all facets of retail, including merchandising, supply chain, finance, real estate, human capital management, information technology and cybersecurity, e-commerce, strategic management, marketing and communications, international commerce, and corporate governance. The NCG Committee evaluates each director candidate on the basis of the length, breadth and quality of the candidate's business experience, the applicability of the candidate's skills and expertise to the Company's business and strategic direction, the perspectives that the candidate would bring to the entire Board, and the personality or "fit" of the candidate with our culture, existing members of the Board, and management.

The NCG Committee seeks directors who can:

- Demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision, and our servant leadership mindset;
- Be prepared to represent the best interests of all Company shareholders and not just one particular constituency;
- Demonstrate a record of professional accomplishment in his or her chosen field; and
- Be prepared and able to participate fully in Board activities, including membership on at least two committees.

BOARD REFRESHMENT AND DIVERSITY

We routinely assess the composition of the Board and aim to strike a balance between the knowledge and understanding of the business that comes from longer-term service on the Board and the fresh ideas and perspective that can come from adding new members. We also consider the complement of relevant skills and experience on the Board as our business changes and expands. As explained in more detail below, we also believe that it is important that our Board reflects diversity of age, gender, race and ethnicity.

Our director nominees have a balance of tenure, diversity and age, which provides our Board with an effective mix of experience and fresh perspective


TENURE years of service
0-5
6-10
11-15
>16
Average Tenure: 8.5 years
DIVERSITY
GENDER DIVERSITY 31%
RACIAL/ETHNIC DIVERSITY 31%
AGE
AVERAGE AGE 61.8 years
~92% Independent

The retail landscape has rapidly evolved over the past decade and continues to change and develop. We believe that Board refreshment is critical as the Company's business strategy continues to evolve with the competitive landscape. In the past six years, we have added four new independent directors who have added to the skills and experience of our Board and its ability to support the Company's business and the creation of long-term shareholder value. These new directors also expanded the diversity of the Company's board, as each is either female and/or identifies as being part of a historically under-represented racial or ethnic group. A number of our directors have first-hand experience building an interconnected experience for their own companies' customers.

We believe that we also benefit from having several seasoned directors, including our Lead Director, who are well-versed in the Company's business and who can help facilitate the transfer of institutional knowledge. Having a tenured Lead Director who has served with five of our CEOs and through several different business cycles has proven extremely valuable, particularly as we have added new Board members and experienced senior management transitions. We believe the average tenure of our directors reflects the balance the Board seeks to achieve between different perspectives brought by long-serving and newer directors.

Commitment to Diversity

In addition, the NCG Committee recognizes the importance of selecting directors from various backgrounds and professions and who are diverse as to age, gender, race and ethnicity, to ensure that the Board as a whole has a wealth of experiences and perspectives to inform its decisions and keep pace with a rapidly changing marketplace. We believe diversity makes our business stronger and more innovative.

To accomplish this goal, the NCG Committee is committed to including in each director search candidates who reflect diverse backgrounds, including diversity of race and gender, as set forth in our Policy on the Consideration and Evaluation of Board Candidates, available on our Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Overview." The NCG Committee assesses the composition, including the diversity, of the Board at least once a year and more frequently as needed, particularly when considering potential new candidates.

2023 DIRECTOR NOMINEES

After evaluating the performance and experience of each of the current directors and the composition of the full Board, the NCG Committee and the Board have recommended the election of all 13 of our incumbent Board members. The tables and the detailed director biographies below summarize the skills, qualifications and attributes of our directors that are important to us and depict how the composition of our nominees for the Board meets these needs.

Qualifications and Attributes	Relevance to The Home Depot
Retail/ Merchandising	Experience in the retail industry provides a relevant understanding of our business, strategy and marketplace dynamics.
Strategic Management	Our Board regularly reviews and has input on our strategic plan, which guides our long-term business investments and objectives and our capital allocation.
Supply Chain	Upstream and downstream supply chain structure and design, as well as last-mile offerings, are critical to our strategic initiatives and responsible sourcing.
Marketing/ Communications	Effective marketing and communications are critical to building customer loyalty, deepening customer engagement, and expanding market share.
E-Commerce	E-commerce is an essential part of the Company's strategy for growth of the business and optimization of our customer experience.
Real Estate	Given our significant physical footprint, directors with real estate experience can provide insight on opportunities and managing our locations.
Human Capital Management	With our significant associate population, directors with experience in organizational management and talent development provide key insights into developing and investing in our associates.
Information Technology	We rely on technology to manage customer, associate and supplier data and deliver products and services to the market.
Data Protection/ Cybersecurity	The protection of customer, associate, and supplier data is of the utmost importance and will continue to grow in importance as we expand technological capabilities.
International	With global operations in several countries, international experience helps us understand opportunities and challenges.
Finance	Our business involves complex financial transactions and reporting requirements.
Governance	As a public company, we and our shareholders expect effective oversight and transparency.
CEO Experience	The significant leadership experience that comes from a CEO role can provide insight on business operations, driving growth, and building and strengthening corporate culture.
Diversity	We believe diversity strengthens our competitive advantage and reflects the customers we serve.

Qualifications/ Attributes	Arpey	Bousbib	Boyd	Brenneman	Brown	Carey	Decker	Gooden	Hewett	Kadre	Linnartz	Santilli	Seidman-Becker
Retail/ Merchandising				•		•	•			•	•	•	
Strategic Management	•	•	•	•	•	•	•	•	•	•	•	•	•
Supply Chain		•		•		•	•		•				
Marketing/ Communications			•	•		•	•	•			•	•	
E-Commerce			•		•		•	•			•		
Real Estate					•		•			•	•		
Human Capital Management	•	•	•	•	•	•	•	•	•	•	•	•	•
Information Technology	•	•			•			•			•		
Data Protection/ Cybersecurity					•			•			•		
International	•	•	•	•	•	•	•	•	•	•	•	•	
Finance	•	•		•	•		•	•	•	•	•		•
Governance	•		•	•				•	•	•			•
CEO Experience	•	•	•	•		•	•		•	•	•	•	•
Racial/Ethnic Diversity													
Black/African American								•	•				
Hispanic/Latinx										•		•	
White	•	•	•	•	•	•	•				•		•
Gender Diversity													
Female								•			•	•	•
Male	•	•	•	•	•	•	•		•	•			

Each of the 13 individuals nominated for election to the Board would hold office until the 2024 Annual Meeting of Shareholders and until his or her successor is elected and qualified. Each nominee has agreed to serve as a director if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, the Board may reduce the number of directors that serve on the Board or choose a substitute nominee in accordance with our By-Laws. If a substitute nominee is chosen and you have submitted your proxy, the proxy holders may vote your shares for the substitute nominee in their discretion.

Table of Contents

The 13 nominees for election to the Board are set forth below.

GERARD J. ARPEY



Director since: 2015

Age: 64

Committees:

Nominating and Corporate Governance

Finance

Mr. Arpey has been a partner in Emerald Creek Group, LLC, a private equity firm based in Southern California, since 2012. Prior to his retirement in November 2011, Mr. Arpey served as Chief Executive Officer of AMR Corporation, a global airline holding company, and its subsidiary American Airlines, from 2003 through November 2011. From 2004 through November 2011, he was also Chairman of the AMR Board of Directors. Mr. Arpey previously served as American Airlines' President and Chief Operating Officer, Senior Vice President of Finance and Planning, and Chief Financial Officer. Mr. Arpey currently serves on the board of directors of S. C. Johnson & Son, Inc., a privately-held company. He also served as a trustee of the American Beacon Funds from 2012 to 2021.

Skills and qualifications: Mr. Arpey brings to the Board extensive organizational management, strategic, financial, IT, governance, and international experience from his service as chairman, chief executive officer, and chief financial officer of one of the largest global airlines and service as a director of public and private companies.

Other U.S. Public Company Board Memberships in Past Five Years:

None

ARI BOUSBIB



Director since: 2007

Age: 62

Committees:

Audit

Finance (Chair)

Mr. Bousbib serves as Chairman and Chief Executive Officer of IQVIA Holdings Inc., a leading global provider of advanced analytics, technology solutions and contracted research services to the life sciences industry. He assumed this position in October 2016 following the merger of IMS Health Holdings, Inc. ("IMS Holdings") and Quintiles Transnational Holdings, Inc. From 2010 to October 2016, Mr. Bousbib served as Chairman and Chief Executive Officer of IMS Health Incorporated ("IMS Health"), a subsidiary of IMS Holdings, and he also served as Chairman, Chief Executive Officer and President of IMS Holdings since its initial public offering in 2014. Prior to joining IMS Health, Mr. Bousbib spent 14 years at United Technologies Corporation ("UTC"), a commercial aerospace, defense and building industries company. From 2008 until 2010, he served as President of UTC's Commercial Companies, including Otis Elevator Company ("Otis"), Carrier Corporation, UTC Fire & Security and UTC Power. From 2002 until 2008, Mr. Bousbib was President of Otis, and from 2000 until 2002, he served as its Chief Operating Officer. Prior to joining UTC, Mr. Bousbib was a partner at Booz Allen Hamilton, a global management and technology consulting firm.

Skills and qualifications: In serving on our Board, Mr. Bousbib draws from his experience with managing large, sophisticated businesses, including oversight of extensive global operations, as well as strategic, finance, supply chain and IT matters. He plays a key role in the Board's oversight of the Company's supply chain, IT, international and finance matters, as well as providing insight into the development of corporate strategy.

Other U.S. Public Company Board Memberships in Past Five Years:

IQVIA Holdings Inc. (2016 to present)

JEFFERY H. BOYD



Director since: 2016

Age: 66

Committees:

Nominating and Corporate Governance (Chair)

Finance

Mr. Boyd served in a number of senior executive positions during his long and successful tenure at Booking Holdings Inc. ("Booking"), a leading provider of online travel and related services. His strategic leadership at Booking guided the company to grow from a loss in 2002 to a multi-billion dollar profitable business. He served as Chairman of the Board of Booking from June 2018 to June 2020, and from January 2017 to June 2018, he served as Booking's Executive Chairman. Prior to January 2017, Mr. Boyd served in a number of roles of increasing responsibility at Booking, including most recently as its President and Chief Executive Officer from November 2002 until December 2013, Chairman from January 2013 to December 2016, and interim Chief Executive Officer and President during a portion of 2016. Mr. Boyd was Booking's President and Co-Chief Executive Officer from August 2002 to November 2002; its Chief Operating Officer from November 2000 to August 2002; and its Executive Vice President, General Counsel and Secretary from January 2000 to October 2000. Prior to joining Booking, Mr. Boyd was Executive Vice President, General Counsel and Secretary of Oxford Health Plans, Inc.

Skills and qualifications: Mr. Boyd brings to our Board extensive experience in global e-commerce, sales, and digital marketing, as well as proven leadership, corporate governance and strategic management skills. His e-commerce experience provides valuable insights into the continued execution and evolution of our interconnected retail strategy.

Other U.S. Public Company Board Memberships in Past Five Years:

CLEAR Secure, Inc. (2021 to present)
Oscar Health, Inc. (2021 to present)
Booking Holdings Inc. (2001 to 2021)

GREGORY D. BRENNEMAN



Director since: 2000

Age: 61

Lead Director

Mr. Brenneman, our Lead Director, serves as Executive Chairman of CCMP Capital Advisors, LP ("CCMP"), a private equity firm with over $3 billion under management, a position he has held since October 2016. Previously, he served as Chairman of CCMP from 2008 until October 2016 and as its President and Chief Executive Officer from February 2015 until October 2016. He is also Chairman and Chief Executive Officer of TurnWorks, Inc., a private equity firm focusing on corporate turnarounds, which he founded in 1994. Prior to joining CCMP, Mr. Brenneman led restructuring and turnaround efforts at Quiznos, Burger King Corporation, PwC Consulting, a division of PricewaterhouseCoopers ("PwC"), and Continental Airlines, Inc. that resulted in improved customer service, profitability, and financial returns.

Skills and qualifications: As a successful business leader who has been involved in several well-known corporate spin-off and turnaround-driven transformations, Mr. Brenneman has an extensive background in general management of large organizations and expertise in accounting and corporate finance, retail, supply chain, marketing, and international matters. In addition, his directorships at other public companies provide him with broad experience on governance issues.

Other U.S. Public Company Board Memberships in Past Five Years:

Hayward Holdings, Inc. (2021 to present)
Baker Hughes Company (2017 to present)
Ecovyst Inc. (formerly PQ Group Holdings Inc.) (2017 to 2022)

J. FRANK BROWN



Director since: 2011

Age: 66

Audit Committee Financial Expert

Committees:

Audit (Chair)

Finance

Mr. Brown currently serves as an advisor to General Atlantic LLC, a global growth equity firm investing in innovative and technology-driven companies, where he served as Managing Director and Chief Risk Officer from 2020 until his retirement at the end of 2021. He served as Managing Director and Chief Operating Officer of General Atlantic from 2011 through 2019. From 2006 to 2011, Mr. Brown was Dean of INSEAD, an international business school with campuses in France, Singapore and Abu Dhabi. Before his appointment as Dean of INSEAD, he served as a member of its Board and as Chairman of its U.S. Council. Prior to his tenure at INSEAD, Mr. Brown spent 26 years at PwC, where he held a series of leadership roles, including head of its Assurance and Business Advisory Service, Transactions Services, and Corporate Development practices, and most recently the leader of its $3.5 billion Advisory Services operating unit. He also launched PwC's Genesis Park, a leadership development program to train the next generation of global leaders within the firm. Mr. Brown is a trustee of The Asia Society and a member of the American Institute of Certified Public Accountants. He is also an author and frequent speaker on leadership.

Skills and qualifications: Mr. Brown is a seasoned international business and academic leader whose strong technical expertise in financial and accounting matters qualifies him as an "audit committee financial expert" under SEC guidelines. In addition, his role at General Atlantic provided insight into real estate, human capital management, IT and cybersecurity, and e-commerce.

Other U.S. Public Company Board Memberships in Past Five Years:

None

ALBERT P. CAREY



Director since: 2008

Age: 71

Committees:

Leadership Development and Compensation (Chair)

Nominating and Corporate Governance

Mr. Carey currently serves as Executive Chairman of Unifi, Inc., a global textile solutions provider and innovator in manufacturing synthetic and recycled performance fibers. Prior to his retirement in early 2019, Mr. Carey served as Chief Executive Officer of PepsiCo North America ("PepsiCo"), a consumer products company, from 2016 to March 2019. In this role, he was responsible for leading PepsiCo's beverages, Frito-Lay and Quaker Foods businesses in North America. Previously, he was Chief Executive Officer of PepsiCo North America Beverages from 2011 to 2016, and President and Chief Executive Officer of Frito-Lay North America, the largest North American business division of PepsiCo, from 2006 to 2011. He also served as President of PepsiCo Sales, the sales division of PepsiCo, from 2003 to 2006, leading PepsiCo's sales and customer management for its retail, food service and fountain businesses. Other positions that Mr. Carey has held at PepsiCo include Chief Operating Officer of PepsiCo Beverages & Foods North America and Chief Operating Officer of Frito-Lay North America. Prior to his career at PepsiCo, Mr. Carey spent seven years at The Procter & Gamble Company.

Skills and qualifications: Having served in a number of senior executive positions at PepsiCo, Mr. Carey enhances our Board's experience in and oversight of retail, supply chain and marketing matters, as well as contributing to the general management and strategic business development skills of our Board.

Other U.S. Public Company Board Memberships in Past Five Years:

Unifi, Inc. (2018 to present)
Omnichannel Acquisition Corp. (2020 to 2022)

EDWARD P. DECKER



Director since: 2022

Age: 60

Chair, President and CEO

Mr. Decker has served as our Chair since October 2022 and as our President and CEO since March 2022. Prior to assuming the role of CEO, he served as our President and COO from October 2020 through February 2022, where he was responsible for global store operations, global sourcing operations, global supply chain, outside sales and service, and real estate, as well as merchandising, marketing and online strategy. From August 2014 to October 2020, he served as Executive Vice President – Merchandising, where he was responsible for merchandising strategy, marketing, vendor management, and in-store environment. From October 2006 through July 2014, he served as Senior Vice President – Retail Finance, Pricing Analytics, and Assortment Planning. Mr. Decker joined The Home Depot in 2000 and held various strategic planning roles, including serving as Vice President – Strategic Business Development from November 2002 to April 2006 and Senior Vice President – Strategic Business and Asset Development from April 2006 to September 2006. Prior to joining the Company, Mr. Decker held various positions in strategic planning, business development, finance, and treasury at Kimberly-Clark Corp. and Scott Paper Co.

Skills and qualifications: With over two decades of experience with the Company, Mr. Decker brings to our Board extensive retail experience and knowledge of our business, including leadership experience in retail operations, merchandising, marketing, e-commerce, supply chain, real estate, strategic business development, finance, vendor management, and organizational development.

Other U.S. Public Company Board Memberships in Past Five Years:

None

LINDA R. GOODEN



Director since: 2015

Age: 69

Audit Committee Financial Expert

Committees:

Audit

Leadership Development and Compensation

Ms. Gooden enjoyed a 30-plus year career in various senior leadership roles with Lockheed Martin Corporation ("Lockheed"), a global aerospace, defense, security and advanced technologies company. Before her retirement, she most recently served as Executive Vice President, Information Systems & Global Solutions ("IS&GS") of Lockheed from 2007 to 2013. Under her leadership as Executive Vice President of IS&GS, Lockheed expanded its IT capabilities beyond government customers to international and commercial markets. She also served as Lockheed's Deputy Executive Vice President, Information and Technology Services from October to December 2006 and its President, Information Technology from 1997 to December 2006. In her role as President of Lockheed's IT division, Ms. Gooden grew the business over a ten-year period to become a multibillion dollar business.

Skills and qualifications: Ms. Gooden brings to our Board her strong leadership capability demonstrated through her career at Lockheed. She has an extensive background in IT and cybersecurity (including achievement of a Cyber Risk Oversight Certification from NACD in 2018), significant operations and strategic planning expertise, and experience in business restructuring, finance, communications and risk management. She also brings to our Board her experience as a director at other public companies, particularly in the areas of finance, audit, strategic investments, acquisitions and divestitures. She serves as an "audit committee financial expert" on our Audit Committee and takes regular courses for audit committee members to deepen her financial expertise.

Other U.S. Public Company Board Memberships in Past Five Years:

Bright Health Group, Inc. (2021 to present)
General Motors Company (2015 to present)
Automatic Data Processing, Inc. (2009 to 2019)
WGL Holdings, Inc. (2013 to 2018)

WAYNE M. HEWETT



Director since: 2014

Age: 58

Committees:

Audit

Leadership Development and Compensation

Mr. Hewett is a seasoned executive leader who has worked across a number of industries. Since March 2018, he has served as a senior advisor to Permira, a global private equity firm. Since December 2019, he has also served as Chairman of Cambrex Corporation, a contract developer and manufacturer of active pharmaceutical ingredients, and since January 2022, he has served as a director of Lytx Inc., a leading provider of video telematics solutions, both of which are Permira portfolio companies. In March 2023, he became lead director of Hexion Inc., a producer of adhesives and performance materials. From March 2018 to December 2021, he served as Chairman of DiversiTech Corporation, a manufacturer and supplier of HVAC equipment. From August 2015 to November 2017, Mr. Hewett served as Chief Executive Officer of Klöckner Pentaplast Group, a supplier of plastic films for pharmaceutical, medical devices, food and specialty applications. From January 2010 to February 2015, he served as President, Chief Executive Officer and a member of the board of directors of Arysta LifeScience Corporation ("Arysta"), a privately-held crop protection and life science company. In February 2015, Arysta was acquired by Platform Specialty Products Corporation, a global producer of high technology specialty chemical products, where Mr. Hewett served as President until August 2015. Prior to joining Arysta in 2009, Mr. Hewett served as a senior consultant to GenNx360, a private equity firm. Mr. Hewett's career has also included over 20 years with General Electric Company ("GE"), including leadership roles in various GE business units and membership on GE's Corporate Executive Council.

Skills and qualifications: Mr. Hewett brings to our Board extensive experience in general management, finance, supply chain, operational and international matters. He has significant experience executing company-wide initiatives across large organizations, developing proprietary products, optimizing a supply chain, and using emerging technologies to provide new products and services to customers.

Other U.S. Public Company Board Memberships in Past Five Years:

United Parcel Service, Inc. (2020 to present)
Wells Fargo & Company (2019 to present)

MANUEL KADRE



Director since: 2018

Age: 57

Committees:

Audit

Finance

Mr. Kadre is Chairman and Chief Executive Officer of MBB Auto Group, a premium luxury retail automotive group with a number of dealerships in the Northeast, a position he has held since 2012. Mr. Kadre also serves as Chairman of the Board of Republic Services, Inc., an industry leader in U.S. recycling and non-hazardous solid waste disposal. Prior to his current role, he was the Chief Executive Officer of Gold Coast Caribbean Importers, LLC from July 2009 until 2014. From 1995 until July 2009, Mr. Kadre served in various roles, including President, Vice President, General Counsel and Secretary, for CC1 Companies, Inc., a distributor of beverage products in markets throughout the Caribbean. Mr. Kadre also serves on the Board of Trustees of the University of Miami.

Skills and qualifications: Mr. Kadre brings significant chief executive and senior management expertise to our Board, together with financial, strategic, environmental, and real estate experience. His service on other boards, including service as chairman and lead independent director of two public companies, enhances our Board's capabilities in the areas of management oversight, corporate governance and board dynamics.

Other U.S. Public Company Board Memberships in Past Five Years:

Bright Health Group, Inc. (2021 to present)
Republic Services, Inc. (2014 to present)
Mednax, Inc. (2007 to 2022)

STEPHANIE C. LINNARTZ



Director since: 2018

Age: 55

Committees:

Audit

Leadership Development and Compensation

Ms. Linnartz has served as the President, Chief Executive Officer and a member of the board of directors of Under Armour, Inc., a leading sportswear company, since February 2023. From 2021 through February 2023, Ms. Linnartz served as the President of Marriott International, Inc. ("Marriott"), the world's largest hospitality company, with the travel industry's largest customer-loyalty program, Marriott Bonvoy™, and some of the most iconic brands in travel. She served as Group President, Consumer Operations, Technology & Emerging Businesses for Marriott from 2020 to 2021, and as Marriott's Executive Vice President and Global Chief Commercial Officer from 2013 to 2019. Ms. Linnartz joined Marriott as a financial analyst in 1997, and held positions in operations, finance, revenue management, sales, distribution, technology and digital over the years. Under her leadership, Marriott launched a new premium home rental offering and expanded its consumer offerings to include travel categories beyond hotels. Prior to Marriott, Ms. Linnartz worked for the Hilton Hotels Corporation.

Skills and qualifications: In her new role at Under Armour, Ms. Linnartz adds to the retail and executive leadership experience on our Board. In her role at Marriott, Ms. Linnartz was responsible for providing strategic leadership for all aspects of Marriott's global strategy, including brand management, sales (including e-commerce), marketing, revenue management, customer engagement, information technology, emerging businesses, and loyalty strategies. She also had oversight of Marriott's global real estate development, design and operations services functions, and played a critical role in Marriott's progress on issues including the intersection of technology and hospitality, the Marriott Bonvoy loyalty platform, and environmental sustainability. Her experience, along with her strong financial background, enhances the Board's oversight of our interconnected retail strategy and the investments we are making for our customer experience.

Other U.S. Public Company Board Memberships in Past Five Years:

Under Armour, Inc. (2023 to present)

PAULA SANTILLI



Director since: 2022

Age: 58

Committees:

Nominating and Corporate Governance

Finance

Paula Santilli has been the Chief Executive Officer, Latin America, for PepsiCo, Inc., a consumer products company, since 2019. Previously she served in various leadership positions at PepsiCo Mexico Foods, as President from 2017 to 2019, as Chief Operating Officer from 2016 to 2017, and as Vice President and General Manager from 2011 to 2016. Prior to joining PepsiCo Mexico Foods, she held a variety of roles, including leadership positions, with PepsiCo in Mexico and in the Latin America Southern Cone region comprising Argentina, Uruguay and Paraguay. Ms. Santilli joined PepsiCo in 2001 following PepsiCo's acquisition of the Quaker Oats Company, where she held various roles of increasing responsibility from 1992 to 2001, including running the regional Quaker Foods and Gatorade businesses in Argentina, Chile and Uruguay.

Skills and qualifications: Ms. Santilli brings extensive experience in oversight of retail, marketing and international operations, as well as the human capital management and compensation needs of a complex sales organization, from her time at PepsiCo, and contributes to the general strategic management experience of the Board.

Other U.S. Public Company Board Memberships in Past Five Years:

None

CARYN SEIDMAN-BECKER



Director since: 2022

Age: 50

Committees:

Leadership Development and Compensation

Nominating and Corporate Governance

Caryn Seidman-Becker has served as the Chief Executive Officer of CLEAR Secure, Inc. ("CLEAR"), a secure identity platform operating in travel, healthcare, sports and entertainment, since she and a co-founder purchased and relaunched its predecessor, Alclear Holdings, LLC, in 2010, and she serves as the Chair of CLEAR's board of directors. Prior to CLEAR, Ms. Seidman-Becker founded and was the managing partner of Arience Capital, an over $1 billion value-oriented asset management firm focused on investing in companies across a broad spectrum of industries, including consumer, technology, aerospace and defense and turnarounds. Prior to Arience Capital, she served as managing director at Iridian Asset Management, an investment advisor firm, and assistant vice president at Arnhold and S. Bleichroeder, an investment bank.

Skills and qualifications: Ms. Seidman-Becker brings significant strategic management experience, operational insights and expertise on technology from her experience serving as Chair and Chief Executive Officer of CLEAR, as well as finance and financial management expertise from her leadership roles with asset management firms and her investment banking experience.

Other U.S. Public Company Board Memberships in Past Five Years:

CLEAR Secure, LLC (2021 to present)
Lemonade, Inc. (2020 to 2022)

WE RECOMMEND THAT YOU VOTE "FOR" THE ELECTION OF EACH NOMINEE TO THE BOARD OF DIRECTORS.

RATIFICATION OF THE APPOINTMENT OF KPMG LLP

(ITEM 2 ON THE PROXY CARD)

The Audit Committee is directly responsible for the appointment, compensation, retention, evaluation and oversight of the Company's independent registered public accounting firm. As part of this responsibility, the Audit Committee annually evaluates the independent registered public accounting firm's qualifications, performance and independence and assesses whether to continue to retain the firm or select a different firm. The Audit Committee and its Chair are also involved in and approve the selection of the lead audit partner, who is limited to no more than five consecutive years in that role before the position must be rotated in accordance with SEC rules.

The Audit Committee has appointed KPMG to serve as the Company's independent registered public accounting firm for Fiscal 2023. KPMG (or its predecessor firms) has served in that capacity for the Company since 1979. The Audit Committee and the Board believe that the continued retention of KPMG as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. Although we are not required to submit this matter to shareholders, the Board believes that it is a sound corporate governance practice to seek shareholder ratification of the appointment of KPMG. If shareholders do not ratify the appointment of KPMG, the Audit Committee will reconsider the appointment. Even if the appointment of KPMG is ratified by shareholders, the Audit Committee in its discretion may change the appointment at any time if it determines that such a change would be in the best interests of the Company.

One or more representatives of KPMG will be present at the Meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

WE RECOMMEND THAT YOU VOTE "FOR" THE RATIFICATION OF KPMG LLP AS THE COMPANY'S FISCAL 2023 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

AUDIT COMMITTEE REPORT

Each member of the Audit Committee is independent under SEC rules, the NYSE listing standards and the Director Independence Standards set forth in the Company's Corporate Governance Guidelines. The Board has determined that Mr. Brown and Ms. Gooden are "audit committee financial experts" as such term is defined in SEC rules.

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee's composition and meetings. The Audit Committee charter is available on the Company's Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Committee Members & Charters" and is also available in print at no charge upon request.

The Audit Committee has:

- Reviewed and discussed the audited consolidated financial statements with the Company's management and discussed with KPMG LLP, independent registered public accounting firm for the Company, the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 1301, *Communications with Audit Committees*;
- Received from KPMG the written communications required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's independence, discussed with KPMG its independence, and concluded that KPMG is independent from the Company and its management;
- After review and discussions with management and KPMG, recommended to the Board that the audited consolidated financial statements for the Company be included in the Company's Annual Report on Form 10-K for Fiscal 2022 for filing with the SEC; and
- Reviewed and discussed the fees billed to the Company by KPMG for audit, audit-related, tax and all other services provided during Fiscal 2022, which are set forth below under "Independent Registered Public Accounting Firm's Fees," and determined that the provision of non-audit services is compatible with KPMG's independence.

This report has been furnished by the current members of the Audit Committee:

- J. Frank Brown, Chair
- Ari Bousbib
- Linda R. Gooden
- Wayne M. Hewett
- Manuel Kadre
- Stephanie C. Linnartz

Independent Registered Public Accounting Firm's Fees

AUDIT AND OTHER FEES

The following table presents fees billed or expected to be billed for services rendered by KPMG during Fiscal 2022 and Fiscal 2021 (amounts in thousands):

	Fiscal 2022	Fiscal 2021
Audit Fees	$ 7,335	$ 5,912
Audit-Related Fees	$ 250	$ 477
Tax Fees	$ 282	$ 244
All Other Fees	$ —	$ —
Total Fees	**$ 7,867**	**$ 6,633**

Audit fees consist of fees for the annual audit of the Company's consolidated financial statements included in its Annual Report on Form 10-K, the annual audit of the Company's internal control over financial reporting, the quarterly reviews of the Company's consolidated financial statements included in its Quarterly Reports on Form 10-Q, services related to other regulatory filings made with the SEC, comfort letters, and statutory audits of certain subsidiaries.

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements but are not reported in the prior paragraph. These fees are also related to the Company's employee benefit plan audits.

Tax fees for Fiscal 2022 consist of fees of $236,000 for tax compliance and preparation services and $46,000 for tax planning, advisory and consulting services. Tax fees for Fiscal 2021 consist of fees of $240,000 for tax compliance and preparation services and $4,000 for tax planning, advisory and consulting services.

PRE-APPROVAL POLICY AND PROCEDURES

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee or by the Chair of the Audit Committee. Prior to the engagement of our independent registered public accounting firm, our Audit Committee pre-approves the above-described services by category of service and maximum amount of fees per category. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval or for services in excess of the originally pre-approved amount. In those instances, our Audit Committee requires that we obtain specific pre-approval for those services. If pre-approval is required between Audit Committee meetings, the Chair of the Audit Committee may pre-approve the services, provided that notice of such pre-approval is given to the other members of the Audit Committee and presented to the full Audit Committee at its next regularly scheduled meeting.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION ("SAY-ON-PAY") (ITEM 3 ON THE PROXY CARD)

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act, the Company provides its shareholders with the opportunity each year to vote to approve, on an advisory basis, the compensation of our named executive officers. The Company recommends that you vote for the approval of the compensation of our NEOs as described in this Proxy Statement. Accordingly, you may vote on the following resolution at the Meeting:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in the Company's Proxy Statement for the 2023 Annual Meeting of Shareholders.

As described in the Compensation Discussion and Analysis beginning on page 41 and our "Fiscal 2022 Executive Compensation Report Card" on page 43, the Company's compensation philosophy is to align executive pay with Company performance. We believe that this alignment motivates our executives to achieve our key financial and strategic goals, creating long-term shareholder value.

Our executive compensation program links pay to performance and reflects best practices as follows:

- ✓ Approximately 90% of the Fiscal 2022 target compensation for our CEO and approximately 80% of the Fiscal 2022 target compensation for our other NEOs was variable and paid based upon attainment of our pre-determined corporate performance objectives or the performance of our common stock.
- ✓ For Fiscal 2022, approximately 71% of our CEO's target compensation, approximately 79% of our former Chair's target compensation, and approximately 60% of the target compensation of our other NEOs was equity-based and paid in a mix of performance shares, performance-based restricted stock, and options.
- ✓ Our NEOs do not receive tax reimbursements (also known as "gross-ups"), supplemental executive retirement plans, defined benefit pension plans, guaranteed salary increases or guaranteed bonuses and have limited perquisites.
- ✓ We employ a number of mechanisms to mitigate the chance of our compensation programs encouraging excessive risk taking, including an annual review and risk assessment of all elements of compensation by the LDC Committee, a compensation recoupment policy, stock ownership guidelines, and an anti-hedging policy.

Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any NEO and will not be binding on or overrule any decisions by the LDC Committee or the Board. Because we value our shareholders' views, however, the LDC Committee and the Board will consider the results of this advisory vote when formulating future executive compensation policy. As noted on page 49 in the Compensation Discussion and Analysis, the LDC Committee considered the result of last year's vote, in which approximately 95% of the shares voted were voted in support of the compensation of the Company's NEOs. Your advisory vote serves as an additional tool to guide the LDC Committee and the Board in continuing to align the Company's executive compensation program with the interests of the Company and its shareholders and is consistent with our commitment to high standards of corporate governance.

This vote is not intended to express a view on any specific element of compensation, but rather on the overall NEO compensation program and philosophy as described in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure as set forth below under "Executive Compensation." We encourage you to carefully review these disclosures and to indicate your support for the NEO compensation program.

WE RECOMMEND THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS PRESENTED IN THIS PROXY STATEMENT.

ADVISORY VOTE ON THE FREQUENCY OF FUTURE SAY-ON-PAY VOTES (ITEM 4 ON THE PROXY CARD)

In addition to providing you with the opportunity to cast an advisory vote on executive compensation, this year, in accordance with the Dodd-Frank Act and Section 14A of the Exchange Act, we are also offering you the opportunity to cast an advisory vote on the frequency of that Say-on-Pay vote. You are being asked to indicate whether the advisory Say-on-Pay vote should be held every one, two or three years.

The Board recommends an annual shareholder advisory vote on executive compensation. We believe that an annual vote would provide us with timely feedback from our shareholders on executive compensation matters. An annual advisory vote is also consistent with our LDC Committee’s practice of conducting an in-depth review of executive compensation philosophy and practices each year, as well as our practice of engaging with our shareholders and obtaining their input on significant corporate governance matters.

The proxy card gives you four choices for voting on this proposal. You can choose whether the Say-on-Pay vote should be held every year, every two years or every three years. You may also abstain from voting. You are not voting to approve or disapprove the Board’s recommendation on this proposal.

Although the vote on this proposal is non-binding, the Board and the LDC Committee value the opinions of our shareholders and will take into account the outcome of the vote in considering the frequency of future advisory votes on executive compensation.

WE RECOMMEND THAT YOU VOTE TO HOLD FUTURE SAY-ON-PAY VOTES EVERY “ONE YEAR”.

SHAREHOLDER PROPOSAL REGARDING AMENDMENT OF SHAREHOLDER WRITTEN CONSENT RIGHT (ITEM 5 ON THE PROXY CARD)

Mr. John Chevedden, located at 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, has been the beneficial owner of more than $2,000 in shares of the Company's common stock for at least three years prior to submission of its proposal and has notified the Company of his intention to present the following proposal at the Meeting. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

Proposal 5 – Improve Shareholder Written Consent


FOR
Shareholder
Rights

Shareholders request that our board of directors take the steps necessary to enable 10% of shares to request a record date to initiate shareholder written consent.

This proposal topic won 46% support at the 2021 Home Depot annual meeting.

Currently it takes the formal backing 35% of the shares, that cast ballots at our annual meeting, to do so little as request a record date for written consent.

Plus any action taken by written consent would still need more than our 73% supermajority approval from the shares that normally cast ballots at the annual meeting. This 73%-vote requirement gives substantial supermajority protection to management that will remain unchanged.

Enabling 10% of shares to apply for a record date for written consent makes sense because scores of companies do not even require 01% of stock ownership to do so little as request a record date.

Taking action by written consent is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director. For instance shareholders might determine that a director out of his element is in need of replacement. For instance shareholders might consider that the Home Depot Lead Director, Mr. Gregory Brenneman, needs replacing.

Mr. Brenneman violates the most important attribute of a Lead Director – independence. As director tenure goes up director independence goes down. Mr. Brenneman has 23-years long director tenure at Home Depot. 23-years director means that the skills Mr. Brenneman had 23-years ago, and his intervening skills, may no longer be relevant to Home Depot.

Plus Mr. Brenneman seems satisfied with a de minimis role for a Home Depot Lead Director with hardly any exclusive powers. According to the Home Depot proxy the Lead Director shares most of the following responsibilities:

- Is one of the persons who works with management to determine the information and materials provided to directors.
- Is one of the persons who okays, but does not initiate, Board meeting agendas.
- Is one of the persons who consults with the Chairman on other matters.
- Is one of the persons who has the authority to call meetings of the independent directors.
- Is one of the persons who serves as liaison between the Chairman and the independent directors.

When the Lead Director shares roles with others it means that the Lead Director may need to do little or nothing in those roles in a given year.

Please vote for this proposal so that shareholders at least have a realistic power to replace a Lead Director by acting by written consent. Merely having such a power might induce the Board to adopt a real Lead Director role or a requirement for an independent Board Chairman.

Proposal 5 – Improve Shareholder Written Consent

Response to Proposal Regarding Amendment of Shareholder Written Consent Right

The Company recommends that you vote against this shareholder proposal. The proposal mistakenly indicates that holders of 35% of our shares must request a record date to initiate action by written consent. As approved by our shareholders when the right to act by written consent was adopted, holders of 25% of our common stock (as few as six holders) can initiate a written consent solicitation by requesting a record date. This proposal asks the Company to amend our written consent right to lower the percentage to 10%. Our Board continues to believe that the 25% threshold approved by our shareholders is the appropriate threshold and balances and promotes the interests of all of our shareholders, particularly when viewed together with our robust corporate governance practices and the many shareholder protections that we have adopted.

When our shareholders approved the Company's proposal implementing our written consent right in 2011, with over 96% of voted shares voting in favor, they approved as part of that right the 25% threshold to request a record date to initiate the written consent process. We solicited input from many of the Company's large institutional investors as we were considering how to implement our written consent right, and they supported the inclusion of this 25% threshold as an important shareholder protection and to guard against abuse of the right. The 25% threshold ensures that the matter is of interest to more than a handful of our shareholders. At a 10% threshold, as proposed by the proponent, that number could represent as few as two shareholders.

A written consent solicitation asks for action without a meeting of the shareholders. Because no actual meeting occurs at which shareholders can ask questions and different viewpoints can be aired, many do not favor consent solicitations over shareholder meetings as a means to implement shareholder action. Our shareholders already have a meaningful right to call special meetings on the request of 15% of our outstanding shares. A consent solicitation can also generate significant costs, require diversion of corporate resources, and require the time and attention of management and the Board, all of which impacts the Company and ultimately our shareholders as a whole. Recognizing this burden, the Board believes that the Company's existing 25% threshold to request a record date under our written consent right strikes the appropriate balance between a meaningful mechanism to influence the direction of the Company and preventing abuse of this right in a manner that is not in the best long-term interests of our shareholders. We believe that if a meaningful number of shareholders agree to initiate a consent action, as reflected by our current 25% threshold, then such a use of corporate resources is appropriate.

We also believe that our written consent right should be viewed in light of our robust corporate governance standards, including other shareholder protections that we have adopted. As noted in the Proxy Statement Summary on page v, we have adopted extensive governance best practices, including majority voting for directors in uncontested elections, annual director elections, a market standard proxy access right, and a shareholder right to call a special meeting with a 15% threshold, in addition to our written consent right. When viewed together with our robust corporate governance practices and our many shareholder protections, we believe that our current written consent right is appropriate, and enhances shareholder rights while still ensuring appropriate support among shareholders is required to initiate a written consent solicitation.

Furthermore, we believe the proponent's gratuitous comments about our Lead Director are also mistaken. The Company's Lead Director, an independent director elected annually by the independent members of the Board, serves an important role in the functioning of the Board. Our Lead Director works with the Board Chair to develop and approve board agendas, to evaluate the performance of the Board and its committees, and to support engagement with investors. Mr. Brenneman, who currently serves as our lead director, brings to the role a high level of energy, engagement, and oversight. He has broad and varied business experience, including in various CEO roles; has served on our Board through multiple business cycles; and as Lead Director has guided a number of successful leadership transitions and management changes. This experience makes him a particularly valued advisor to our Chair, President and CEO, and provides Mr. Brenneman with a deep level of understanding of our business that enhances his independence from management and his ability to provide strong oversight.

In light of our current corporate governance standards and the many shareholder protections we already have in place, and considering what is in the best interest of our shareholders, we believe that at least 25% of our shareholders should agree that a matter be addressed before soliciting a written consent.

WE RECOMMEND THAT YOU VOTE "AGAINST" THE ADOPTION OF THIS SHAREHOLDER PROPOSAL.

SHAREHOLDER PROPOSAL REGARDING INDEPENDENT BOARD CHAIR (ITEM 6 ON THE PROXY CARD)

National Legal and Policy Center, located at 107 Park Washington Court, Falls Church, Virginia 22046, has been the beneficial owner of more than $2,000 in shares of the Company's common stock for at least three years prior to submission of its proposal and has notified the Company of its intention to present the following proposal at the Meeting. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

Request for Board of Directors to Adopt Policy for an Independent Chair

RESOLVED:

Shareholders request the Board of Directors adopt as policy, and amend the governing documents as necessary, to require hereafter that two separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board: The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board may select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board seeks an Independent Chairman of the Board.

The Chairman shall not be a former CEO of the company.

Selection of the Chairman of the Board shall be consistent with applicable law and existing contracts.

SUPPORTING STATEMENT:

The Chief Executive Officer of The Home Depot, Inc., is also Board Chairman. We believe these roles – each with separate, different responsibilities that are critical to the health of a successful corporation – are greatly diminished when held by a singular company official, thus weakening its governance structure.

Expert perspectives substantiate our position:

- According to the Council of Institutional Investors (https://bit.ly/3pKrtJK), "A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board's oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board."
- A 2014 report from Deloitte (https://bit.ly/3vQGqe1) concluded, "The chairman should lead the board and there should be a clear division of responsibilities between the chairman and the chief executive officer (CEO)."
- A pair of business law professors wrote for Harvard Business Review (https://bit.ly/3xvcIOA) in March 2020 that "letting the CEO chair the board can compromise board discussion quality, weakening the corporation's risk management ability... Splitting the CEO and board chair jobs between two people can help strengthen the quality of questions the corporation asks itself. When those questions remain weak, the organization is less likely to develop strategies that mitigate risk."
- Proxy adviser Glass Lewis advised (https://bit.ly/3xwuJwa) in 2021, "the presence of an independent chair fosters the creation of a thoughtful and dynamic board not dominated by the views of senior management. Further, we believe that the separation of these two key roles eliminates the conflict of interest that inevitably occurs when a CEO is responsible for self-oversight."

RESPONSE TO PROPOSAL REGARDING INDEPENDENT BOARD CHAIR

The Company recommends that you vote against this shareholder proposal. Shareholders of the Company rejected similar proposals in 2006, 2007, 2010 2015, and most recently in 2022, where 76% of votes were cast against the proposal. Our Board believes in the importance of having the flexibility to meet the needs of the Company and its shareholders rather than being limited to a particular leadership structure. On at least an annual basis, our Board assesses its leadership structure, including the appointment of the Board Chair. The stability and consistency in the leadership provided by one person serving as Chair and CEO, together with our independent Board committees, our independent Lead Director, and our other robust corporate governance practices, has provided a very effective Board leadership structure for our Company at many times throughout our history. Since 1998, the Company has had a Lead Director, an independent director elected annually by the independent members of the Board. Gregory D. Brenneman currently serves as our Lead Director, and has served on the Board through multiple business cycles and with a number of different management teams, which provides him with a deep level of understanding of our business that enhances his independence from management and his ability to provide strong oversight. Our Lead Director and other independent directors, together with our independent Board committees, have provided strong independent oversight of management. In his role of the Chair, to which he was appointed in October 2022 after careful deliberation by our NCG Committee and independent Board members, Mr. Decker serves as a conduit between the Board and the operating organization to promote communication and provide consistent leadership on the Company's key strategic objectives. Our performance since 1998 has shown the effectiveness of this leadership structure.

Our Board recognizes that circumstances may change such that a different structure may be warranted to support the Company's needs. Twice in the past decade, the Board has recognized the importance of the departing CEO remaining as the Chair of the Board for a period of time to assist with a smooth succession process and leadership transition for the incoming CEO. During Fiscal 2014, our former CEO, Frank Blake, served as executive Chair for three months following Mr. Menear's appointment as CEO. Upon Mr. Blake's retirement in early 2015, the independent Board members assessed the circumstances faced by the Company as well as the leadership alternatives, and determined that it was in the Company's best interest to return to a combined Chair and CEO. Under Mr. Menear's leadership, the Company managed a transformational journey to enhance our interconnected customer experience, navigated unprecedented challenges including the COVID-19 pandemic, and consistently delivered shareholder value. In January 2022, when Mr. Menear announced that he would be stepping down from the role of CEO, the independent members of our Board again determined that it was in the best interest of the Company for Mr. Menear to remain on the Board as Chair following Mr. Decker's appointment as CEO to support the leadership transition. When Mr. Menear retired in September 2022, the independent members of the Board again assessed its leadership structure to determine what best supported the Company and decided to return to a combined Chair and CEO structure, with Mr. Decker serving as Chair, having had sufficient time to ensure a smooth management transition.

We believe that our Board is best situated to determine which director should serve as Chair. Our independent directors have determined that having a combined Chair and CEO, a strong independent Lead Director, and Board committees composed entirely of independent directors provides a successful Board leadership structure for the Company at this time. Alternatively, having a separate CEO and Chair has supported a smooth management transition and ensured strong leadership at other times in the Company's history. We believe that the Board should retain the flexibility to decide the most effective leadership structure given the needs of the Company and its shareholders at any given time.

WE RECOMMEND THAT YOU VOTE "AGAINST" THE ADOPTION OF THIS SHAREHOLDER PROPOSAL.

Shareholder Proposal Regarding Political Contributions Congruency Analysis (ITEM 7 ON THE PROXY CARD)

Tara Health Foundation, located at 47 Kearney Street, San Francisco, California 94108, has been the beneficial owner of more than $2,000 in shares of the Company's common stock for at least three years prior to submission of its proposal and has notified the Company of its intention to present the following proposal at the Meeting as lead proponent along with one other co-proponent. We will provide the name, address and amount of shares held by the co-proponent to shareholders promptly upon oral or written request. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

POLITICAL SPENDING MISALIGNMENT

Whereas:

The Home Depot's Political Activity and Government Relations Policy states that it "actively participates, and encourages its associates to participate, in the political process," in an effort to ensure that governments of countries "in which we conduct business act responsibly and in the best interest of our customers and associates." Home Depot sponsors a political action committee (PAC) which "supports public officials and candidates who understand the issues affecting Home Depot and promote a favorable business climate for the Company."

However, The Home Depot's politically focused expenditures appear to be misaligned with its public statements of its views and operational practices. For example, The Home Depot has committed to achieving a 50% reduction in carbon emissions by 2035, yet is a member of the U.S. Chamber of Commerce, which has long and consistently lobbied to constrain US climate regulations.

In addition, The Home Depot has evidenced a strong commitment to gender diversity through its support of a women's employee resource group, a "Women in Leadership" curriculum, and other actions, including the provision of strong reproductive health and maternity benefits. Yet based on public data, the proponent estimates that in the 2010-2022 election cycles, The Home Depot and its employee PAC made political donations of more than $4.65 million to politicians and political organizations working to weaken access to abortion.

Shortly after the Capitol insurrection, The Home Depot paused donations to the members of Congress who voted against certifying the 2020 election results. Since then, it has donated more than $540,000 to candidates for office who continue to deny or question the election results.

Corporate political activity that misaligns with organizational values has been subjected to widespread media coverage, some of which has focused on or included mention of The Home Depot. (See, for example, "Georgia Faith Leaders Urge Boycott of Home Depot Over Voting Law," New York Times, 4.20.21.)

Proponents believe The Home Depot should establish policies and reporting systems that minimize risk to the firm's reputation and brand by addressing possible missteps in corporate electioneering and political spending that contrast with its stated diversity and environmental policies.

Resolved:

Shareholders request that The Home Depot publish, at least annually, a report, at reasonable expense, analyzing the congruence of political and electioneering expenditures during the preceding year against publicly stated company values and policies and disclosing or summarizing any actions taken regarding pausing or terminating support for organizations or politicians, and the types of incongruent policy advocacy triggering those decisions.

Supporting Statement:

Proponents recommend that such report also contain management's analysis of risks to our company's brand, reputation, or shareholder value of expenditures in conflict with company values. "Expenditures for electioneering communications" means spending, from the corporate treasury and from the PAC, directly or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

RESPONSE TO PROPOSAL REGARDING POLITICAL CONTRIBUTIONS CONGRUENCY ANALYSIS

The Board recommends that you vote against this shareholder proposal. As the world's largest home improvement retailer, we recognize that laws at the federal, state and local level impact our business, and we believe that it is important for us to participate in the political process in a bipartisan manner to support policies that further our business priorities and create shareholder value. We believe that this proposal is aimed not at more transparency, but instead at diverting the Company's focus from core business priorities to issues on which we do not have expertise and that are not central to our business, with the practical impact, whether intended or not, of limiting our bipartisan participation. We are committed to complying with all laws governing our participation in the political process and conducting our activities in a transparent manner. As part of our investor engagement efforts, we have also sought out input from our shareholders on our disclosures, and made several changes in recent years to enhance our transparency and disclosure. We believe that our current practices and continued enhancements, as described below, provide transparency and accountability with respect to our political spending and the governance and oversight of that spending. Following the continued enhancements to our Policy and our disclosures in recent years, we were recently elevated to the First Tier of the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, which seeks to measure electoral spending transparency and accountability among the largest public corporations in the U.S.

We maintain a Political Activity and Government Relations Policy (the "Policy"), available on our Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Overview," that sets forth the standards for participation in the political process by the Company and its associates. The Policy, which we have updated in the past year, contains a link to an advocacy and political activity report, which is also available on our ESG Investor page of our website at https://ir.homedepot.com/esg-investors. The report includes a list of the Company's political contributions for the past fiscal year. The report also provides the aggregate dues paid by the Company in the last fiscal year to trade associations that engage in lobbying activities and to issue coalitions, including the total amount spent on those activities, as well as a list of any of these organizations to which the Company made payments of $5,000 or more in the prior calendar year. In 2022, we enhanced this report by adding disclosure regarding the Company's support of ballot initiatives. Starting in Fiscal 2021, we also made several prior years of our reports on corporate political contributions and trade association payments available on our website to provide historical context. Collectively, we believe this information provides transparency about the Company's political contributions and trade association activities.

The Policy also provides a review process for the Company's political expenditures, addressing both corporate political contributions and electioneering activity. As part of that process, the NCG Committee conducts an annual review of the Company's political contributions and payments to trade associations that engage in lobbying activities. In 2020, we updated the NCG Committee charter to more specifically discuss the NCG Committee's oversight of political activity, including a requirement that the NCG Committee conduct an annual review of the Policy. With respect to electioneering, the Policy provides that the NCG Committee must approve in advance any public advertisement directly or indirectly paid for by the Company that expressly advocates the election or defeat of a candidate in which the Company is identified specifically as an advocate of such election or defeat. To date, the Company has not made any expenditure for such electioneering communications, and has no present plans to make any such expenditures. In addition to these specific approval processes, the NCG Committee also receives regular updates regarding the Company's political activity and advocacy efforts, and how those efforts support our business and our core values.

In addition, in response to feedback received from our shareholders, we have added more detailed discussion of our government relations and political activity in our annual ESG Report (available on our website at https://corporate.homedepot.com/responsibility). This enhanced disclosure specifically addresses oversight of our political activity, our top priorities in determining where to focus our advocacy, and how the employee-funded political action committee sponsored by the Company (the "PAC") functions and assesses potential recipients of PAC contributions. In addition, information about the PAC is available through the Federal Election Commission's website at http://www.fec.gov. Finally, in Fiscal 2022, we created a new page on our website to provide additional information on political engagement at The Home Depot, available at https://corporate.homedepot.com under "Responsibility > Political Engagement."

As discussed in the Policy and our ESG Report, our Government Relations Department, led by a vice president who reports to our General Counsel, manages our political activity. The Government Relations team carefully analyzes our engagement activities, trade association partnerships, and political contributions, guided by our top priorities and our eight core values. As noted in our ESG Report and the Policy, our political donations are made to promote the interests of the Company, not based on the private political preferences of our executives or directors. We may not agree with every position taken by a candidate, elected official, or trade association we support, and a contribution to any individual or organization should not be taken to mean agreement with every position taken by that individual or group. However, we use several business-focused criteria and our core values to make decisions that will allow us to have a seat at the table to engage, both on the issues on which we align and those on which we disagree, to support our business, associates and communities.

Our ESG Report also discusses the PAC, whose finances, governance and communications are governed by a PAC Board. The PAC Board is chaired by our vice president of Government Relations and is composed of leaders who represent each functional area of the business and each field division to ensure a wide range of experiences and perspectives. Our PAC supports candidates on both sides of the aisle who champion pro-business, pro-retail positions that stimulate economic growth. The PAC Board also re-evaluates support on an ongoing basis to ensure alignment with our values.

We also encourage our associates to get involved in the political process and make their individual voices heard. We help our associates engage in democracy through company-wide get-out-the-vote campaigns that encourage associates to register to vote. We also maintain an internal website to provide our associates with resources on voter registration, polling locations and candidate information to make it easier for them to engage in our democratic process.

We believe that participating in the political process in a bipartisan and transparent manner, together with our encouragement of our associates to participate in the political process to address their own diverse interests and priorities, both enhances shareholder value and promotes good corporate citizenship. We also believe that the reporting requested by the proposal will divert us from our focus on core business priorities and impede our ability to participate in a bipartisan manner.

WE RECOMMEND THAT YOU VOTE “AGAINST” THE ADOPTION OF THIS SHAREHOLDER PROPOSAL.

SHAREHOLDER PROPOSAL REGARDING RESCISSION OF 2022 RACIAL EQUITY AUDIT PROPOSAL (ITEM 8 ON THE PROXY CARD)

The National Center for Public Policy Research located at 2005 Massachusetts Ave. NW, Washington, DC 20036, has been the beneficial owner of more than $2,000 in shares of the Company's common stock for at least three years prior to submission of its proposal and has notified the Company of its intention to present the following proposal at the Meeting. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

Rescission of 2022 "Racial Equity Audit" Proposal

Whereas shareholders adopted in 2022 a "Shareholder Proposal Regarding [a] Racial Equity Audit" that called for the company to "analyz[e] Home Depot's adverse impacts [exclusively] on nonwhite stakeholders and communities of color," and whereas racial equity calls for potential discrimination on the basis of race,

Resolved: Shareholders commit to rescind the 2022 Racial Equity Audit proposal and reject any racially discriminatory practices at the company.

Supporting statement: Such an audit may jeopardize Home Depot's value by elevating divisive identity politics above its commitment to excellence, while also raising serious legal and commercial risks for the company.

Racial equity audits do not benefit the companies that conduct them. They are non-neutral evaluations designed to embarrass the companies who elect to conduct them, and there is no evidence to suggest that such audits increase shareholder value. The 2022 proposal essentially admits as much as the evidence cited for the audit focused on Home Depot's philanthropic and political donations noting, "Home Depot has donated to police foundations in Detroit and Atlanta… The Atlanta Police Foundation has funded a network of 11,000 surveillance cameras… surveillance technology has been used to target communities of color and nonviolent protestors." And "[d]uring the 2019-2020 election cycle, Home Depot's political action committee ("PAC") gave $465,000 to 63 Republican Congress members who objected to the 2020 election results, an action some viewed as 'a direct attack on the voting rights of people of color.'"[1]

Racial equity audits also increase in-company racial division rather than ameliorating it. They distract leadership and staff from focusing on core business concerns. They promote claims about "white supremacy" in America that many Home Depot employees, shareholders, and customers don't accept. They sow division among employees and consumers. They're also expensive: some auditors reportedly charge more than $2,000 per hour.

Racial equity audits generally do not help the audited companies: the publication of such reports often trigger more negative news, criticism, and boycotts of the company by certain consumers, while also alienating other consumers who disapprove of the company's decision to conduct such an audit in the first place. Such reports may also fuel unwarranted government investigations, employee grievances, and meritless discrimination claims.

Home Depot's board was correct to oppose the 2022 proposal. The board strongly opposed the proposal noting that its firm "commitment to diversity, equity and inclusion for our associates, customers and the communities we serve." Given this commitment, combined with the rest of the board's opposition statement, conducting such an audit now would not serve a recognizable business interest for Home Depot.

Such an audit is therefore far beyond the Company's fiduciary remit. That remit requires that Home Depot make decisions so as to maximize the objectively determined and financially measurable return on shareholders' investment. To the extent that Home Depot hires, promotes, or trains on the basis of any metrics other than merit, it violates its fiduciary duties by privileging considerations that cannot enhance the financially measurable return on shareholder investment.[2]

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[1] https://otp.tools.investis.com/clients/1 us/home_depot/SEC/sec-show.aspx?FilingId=15708089&Cik=0000354950&Type=PDF&hasPdf=1

[2] *Id.*

Response to Proposal Regarding Rescission of 2022 Racial Equity Audit Proposal

The Board recommends that you vote against this shareholder proposal. The Home Depot endeavors to be the employer, retailer, investment, and neighbor of choice in the home improvement industry. To achieve these goals and in furtherance of our values, culture, and compliance program, we have adopted a Business Code of Conduct and Ethics that states, among other things: "The Home Depot is an equal opportunity employer committed to ensuring associates work in an environment of mutual respect. We will not discriminate against any associate or applicant with regard to race, color, sex (gender), sexual orientation, gender identity or expression, age, religion, national origin, disability, protected veteran or other uniformed service status or any other characteristic or basis protected by applicable law."

Accordingly, at The Home Depot, we strive to create an environment centered on our core value of respect for all people. This includes a focus on diversity, equity and inclusion ("DEI") for all of our associates, customers, suppliers, and the communities we serve, in line with the best interests of our business. As explained more fully in our 2022 ESG Report, we define diversity, equity and inclusion as follows:

> *Diversity*: Composition of people, such as their similarities and differences;
>
> *Equity*: Norms, practices and policies in place that ensure just and fair opportunities and outcomes, allowing individuals to reach their full potential; and
>
> *Inclusion*: How we embrace and enable all of our associates to feel safe, respected, engaged, motivated and valued for who they are and their contributions.

At the 2022 annual meeting, the Board recommended a vote against a shareholder proposal urging the Company to conduct a racial equity audit because we believe a focus on DEI has long been embedded in our culture and our core values. As we outlined in last year's proxy statement as well as in our other public disclosures, we have established a strategic framework and launched a number of initiatives, in line with our business objectives, to support our DEI efforts. These efforts are focused on the areas we believe drive the biggest impacts to our business and culture and fuel our success: our associates, the communities where we operate, and our suppliers. While we believe our efforts so far have been effective and responsive to the input of our investors, we also value our shareholders' perspectives. Feedback from our shareholders on our business, corporate governance, compensation, human capital management, sustainability practices, and other matters are important considerations for the decisions of our Board and management.

We engaged extensively with our shareholders to discuss the 2022 shareholder proposal to conduct a racial equity audit. While our holders were supportive of the Company's ongoing DEI efforts, our shareholders showed significant support for a third-party assessment of the Company's initiatives and their impacts. That support was reflected by nearly 63% of shareholder votes cast at the 2022 annual meeting being voted in favor of the 2022 racial equity audit proposal. We believe that failing to be responsive to such a significant majority shareholder vote in the absence of a material change in circumstances would not align with our history of responsiveness to shareholder feedback, our values, or our corporate governance practices.

After discussion with our Board, we engaged an independent third-party law firm to undertake an assessment that is aligned with our priorities, supports our business, and is responsive to shareholder feedback. Our continued engagements with our shareholders since the 2022 annual meeting indicate that the vast majority remain supportive of the Company moving forward with such an assessment, in a way that makes sense for The Home Depot.

We believe in the work our Company has done to drive our business forward and obtain competitive advantages through efforts to build a diverse, equitable and inclusive environment where hiring and promotion are based on merit. We welcome feedback from all perspectives and the opportunity to learn, and we look forward to the insights this assessment will provide to assist us in directing future efforts, advancing strategic priorities, and better communicating our efforts to our investors, associates, customers, and communities.

WE RECOMMEND THAT YOU VOTE "AGAINST" THE ADOPTION OF THIS SHAREHOLDER PROPOSAL.

SHAREHOLDER PROPOSAL REGARDING SENIOR MANAGEMENT COMMITMENT TO AVOID POLITICAL SPEECH (ITEM 9 ON THE PROXY CARD)

The American Conservative Values ETF, located at 9711 Washingtonian Blvd, Suite 550, Gaithersburg, MD 20878, has been the beneficial owner of more than $25,000 in shares of the Company's common stock for at least one year prior to submission of its proposal and has notified the Company of its intention to present the following proposal at the Meeting. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

Senior Management Commitment to Avoid Political Speech

Whereas: We view Home Depot and all corporations as being organized to provide the best quality goods and services to its customers while maximizing the return to the investors who fund the Company. In the recent past we have witnessed several instances of corporate America's senior managers engaging in seemingly unnecessary political speech on behalf of the corporations they manage, which partisan assertions subsequently became controversial and created massive reputational, legal, and financial risk. As an example, the CEO of Coca Cola engaged in divisive speech regarding Georgia voting laws, thereby creating an unnecessary maelstrom of publicity, with far-reaching business consequences.

This previously underappreciated risk exists for all public corporations and needs to be recognized by shareholders and their representative boards. This significant risk factor seems easily and reasonably mitigated by senior management committing to avoid political speech made on behalf of the corporations they manage.

RESOLVED:

Shareholders request that the Board of Directors encourage a Senior Management Commitment at Home Depot to avoid supporting or taking a public position on any controversial social or political issues (collectively "political speech"), without having previously, comprehensively and without bias justified by action on the basis of underlying business strategy, exigencies, and priorities. [sic]

SUPPORTING STATEMENT:

As Shareholders we acknowledge that a potential cost pertains to reducing senior management's freedom of action. Although that cost is justified by the magnitude of the business risk we seek to mitigate, we feel that such a cost should be considered and minimized. As such we recommend that the board use its discretion in determining guidelines defining political speech, delineating the senior management positions affected, and detailing the mechanism and measurement of commitment.

The fiduciary duty that all senior management owe to the company itself, and through it the shareholders, does not permit those managers to take political stances on behalf of the company that conform with the political policy preferences of those managers, or to take any controversial political or social stances on behalf of the company without having undertaken a full and unbiased analysis of all of the consequences that could follow from taking the stance, and ensuring that the stance is required by business necessity rather than driven by the personal policy preferences of senior managers.

Response to Proposal Regarding Senior Management Commitment to Avoid Political Speech

The Board recommends that you vote against this shareholder proposal. The Company already has structures in place to manage speech on behalf of the Company and address the risks raised by the proponent. Furthermore, we believe that this proposal is aimed not at more rigorous oversight or risk management, but instead at impeding our ability to comment on and react to issues that may impact our business, associates or customers.

As noted in the Corporate Governance section of this Proxy Statement, the Company has a longstanding commitment to strong corporate governance. Our governance structure includes policies and procedures that address who can speak on behalf of the Company, as well as oversight of corporate speech. We maintain a Political Activity and Government Relations Policy (the "Political Activity Policy"), available on our Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Overview," that sets forth the standards for participation in the political process by the Company and its associates. With respect to political speech, the Political Activity Policy specifically states that political communications, lobbying activities, grassroots lobbying communications, and other communications with government officials made on behalf of the Company may only be made or conducted by the Company's Government Relations department. Similarly, we have policies related to communications with investors and the media that specifically require any statements or inquiries to be handled through our investor relations or public relations departments, and that only an authorized Company spokesperson can speak on behalf of the Company. Our policies include governance of our utilization of social media as well. To complement these policies, we have a thoughtful process for determining if an authorized Company spokesperson should speak on a particular issue, which includes a risk analysis, careful deliberation, assessment of business impact, and consideration of alignment with our core values.

We also have Board-level oversight of political speech on behalf of the Company. Our NCG Committee oversees our political activity, including an annual review of the Political Activity Policy, and receives regular reports on our political activity. Management has also discussed with the NCG Committee the considerations used by management in deciding whether the Company should make a statement on political or social issues. As a result, we believe that current policies, procedures and oversight provide sufficient processes and protections to effectively manage the risks presented by the proponent.

WE RECOMMEND THAT YOU VOTE "AGAINST" THE ADOPTION OF THIS SHAREHOLDER PROPOSAL.

Executive Compensation

Compensation Discussion and Analysis

This section of the Proxy Statement provides our discussion and analysis of the Company's Fiscal 2022 executive compensation program, focusing on the compensation of our named executive officers, or "NEOs." Our NEOs for Fiscal 2022 were as follows:

- Edward P. Decker, Chair, President and CEO. Mr. Decker served as President and COO before becoming our President and CEO, effective March 1, 2022, and Chair, effective October 1, 2022.
- Craig A. Menear, our former Chair and former CEO. Mr. Menear served as our Chair and CEO until stepping down from the CEO position on March 1, 2022, and remained as our Chair until his retirement from the Company and the Board on September 30, 2022.
- Richard V. McPhail, Executive Vice President and CFO.
- Ann-Marie Campbell, Executive Vice President – U.S. Stores and International Operations.
- Matthew A. Carey, Executive Vice President – Customer Experience.
- Jeffrey G. Kinnaird, former Executive Vice President – Merchandising, who served in this role until March 13, 2023.

The Compensation Discussion and Analysis is organized as follows:

EXECUTIVE SUMMARY

Fiscal 2022 Company Business Objectives and Performance

Fiscal 2022 presented a unique and dynamic environment, in which we continued to operate with agility to meet the challenges created by a fluid domestic and global business environment, including supply chain disruptions, tight labor market conditions, and inflationary pressures. We started Fiscal 2022 with continued uncertainty regarding the ongoing impact of the pandemic and related recovery, not knowing if consumer spending would begin to revert back to more traditional spending patterns away from the heightened level of home improvement demand experienced over the preceding two years.

As the year progressed, our performance remained positive, reflecting strong demand from our professional customers and continued strength of our DIY customers, albeit at a more moderate level than the prior year. This performance also reflected the benefits of our investments aimed at providing our customers with a frictionless interconnected shopping experience, which enabled agility that positioned us well to serve our customers as we navigated the global supply chain disruption and broad-based inflationary pressures that continued through Fiscal 2022, against a backdrop of monetary policy shifts intended to moderate demand. Highlights of our 2022 performance include the following:

- Increased net sales by 4.1% to $157.4 billion.
- Increased operating income by 4.3% to $24.0 billion.
- Increased net earnings by 4.1% to $17.1 billion and diluted earnings per share by 7.5% to $16.69.
- Generated $14.6 billion in operating cash flow.
- Generated ROIC of 44.6%, compared to 44.7% in Fiscal 2021.

As a result of our significant cash flow from operations and disciplined capital allocation, we were also able to return value to our shareholders during Fiscal 2022 through $7.8 billion in dividends and $6.5 billion in share repurchases. Our one-, three- and five-year total shareholder return, or TSR, was (11.4)%, 48.8% and 72.0%, respectively.

At the same time, we continued to operate by aligning our decisions and actions with some of our most important values — doing the right thing and taking care of our people — maintaining our focus on the safety and well-being of our associates and customers and providing our customers and communities with the products and services that they need. Throughout the year, we continued to invest in our associates, making wage enhancements for our frontline, hourly associates. Our associates also earned approximately $409 million of Success Sharing bonus payments in Fiscal 2022 as a result of continued positive performance in the challenging environment, as discussed under "CEO Pay Ratio" starting on page 75.

Compensation Philosophy and Objectives: Pay for Performance

We designed our compensation program for associates at all levels with the intent to align pay with performance. By doing so, we seek to motivate associate performance and enhance morale, which drives a superior customer experience. We believe this alignment encourages achievement of our strategic goals and creation of long-term shareholder value.

The principal elements of our compensation program for executive officers are base salary, annual cash incentives and long-term equity incentives. We use several of the financial metrics highlighted above, which drive shareholder value, as the key performance metrics in our compensation programs. This congruency aligns both pay with performance and executive interests with shareholder interests. The following Executive Compensation Report Card highlights the alignment between pay and performance for each of these elements of our compensation program for Fiscal 2022.

FISCAL 2022 EXECUTIVE COMPENSATION REPORT CARD: THE HOME DEPOT PAYS FOR PERFORMANCE

Approximately 90.4% of our current CEO's target compensation for Fiscal 2022 (approximately 91.4% for our former Chair and approximately 79.8% on average for our other NEOs) was at risk and contingent upon the achievement of corporate performance objectives and/or share price performance. The components of total target compensation for Fiscal 2022 were:


90.4% At-Risk/Performance Based
T. DECKER
9.6%
19.1%
35.6%
21.4%
14.3%
Base Salary
Target MIP
Performance Shares
Performance-Based Restricted Stock
Stock Options
91.4% At-Risk/Performance Based
C. MENEAR
8.6%
12.8%
39.3%
39.3%
Base Salary
Target MIP
Performance Shares
Stock Options
79.8% At-Risk/Performance Based
OTHER NEOs (AVERAGE)*
20.2%
20.2%
29.8%
17.9%
11.9%
Base Salary
Target MIP
Performance Shares
Performance-Based Restricted Stock
Stock Options

Below are the variable components of Fiscal 2022 total target compensation, including the performance measures used for each, the actual Company performance in Fiscal 2022 relevant to those measures, and the resulting compensation paid to our NEOs.

Fiscal 2022 Performance Measures and Actual Performance | **Executive Compensation Results**

Management Incentive Plan:

($ in billions)

Metrics	Threshold	Target	Maximum	Actual**
Sales (45%)	$138.07	$153.41	$176.43	**$157.74**
Operating Profit (45%)	$21.14	$23.49	$27.01	**$24.09**
Inventory Turns (10%)	4.46	4.95	5.69	**4.22**

NEO	Performance as % of Target	MIP Payout
E. Decker	106%	$2,848,936
C. Menear	106%	$962,180
R. McPhail	106%	$934,310
A. Campbell	106%	$955,544
M. Carey	106%	$923,692
J. Kinnaird	106%	$796,655

Fiscal 2022-2024 Performance Share Award:

($ in billions)

Metrics	Threshold	Target	Maximum	Results as of FYE2022**
Three-Year Average ROIC (50%)	42.1%	46.7%	51.4%	**44.7%**
Three-Year Average Operating Profit (50%)	$21.41	$23.79	$26.17	**$24.09**
Payout as a Percent of Target	25%	100%	200%	n/a

At the end of the first year of the three-year performance cycle, results are tracking between the threshold and target level.

Shares are received following the end of the three-year performance period, if and to the extent the performance measures are met.

* Amounts do not include promotional equity grants made in May 2022 to Mr. Carey.

** See "—Elements of Our Compensation Programs—Potential Adjustments" beginning on page 50 below, "—Elements of Our Compensation Programs—Fiscal 2022 MIP Results" starting on page 52 below, and "—Elements of Our Compensation Programs—Performance Shares" starting on page 53 below.

Fiscal 2022 Performance Measures and Actual Performance				Executive Compensation Results
Performance-Based Restricted Stock:				
Restricted stock is forfeited if Fiscal 2022 operating profit is not at least 90% of the MIP target.				Shares of restricted stock were not forfeited, and will vest 50% after 30 months and 50% after 60 months from grant date.
($ in billions) **Metric**	**Threshold (90% of Target)**	**Target**	**Actual****	
Operating Profit	$21.14	$23.49	**$24.09**	
Stock Options:				
Based on stock price performance – annual grant with an exercise price of $317.05 made on March 23, 2022.				At the end of Fiscal 2022, options were out-of the-money by $0.36 per share. Options vest 25% on the second, third, fourth and fifth anniversaries of the grant date.

** See "—Elements of Our Compensation Programs—Potential Adjustments" beginning on page 50 below, "—Elements of Our Compensation Programs—Fiscal 2022 MIP Results" starting on page 52 below, and "—Elements of Our Compensation Programs—Performance Shares" starting on page 53 below.

Performance-Based Features of Fiscal 2022 Compensation

The following features of our compensation program for executive officers illustrate our performance-based compensation philosophy and our practice of following compensation best practices:

- ✓ 100% of annual incentive compensation under our Fiscal 2022 MIP was tied to performance against pre-established, specific, measurable financial performance goals.
- ✓ One half of the annual Fiscal 2022 equity grant was in the form of a three-year performance share award with payout contingent on achieving pre-established average ROIC and average operating profit targets over the three-year performance period.
- ✓ Our performance-based restricted stock awards, which comprised 30% of the annual Fiscal 2022 equity grant, were forfeitable if Fiscal 2022 operating profit had been less than 90% of the MIP target. Dividends on performance-based restricted stock grants are accrued and not paid out to executive officers unless and until the performance goal is met.
- ✓ Our equity awards have longer vesting periods than many of our peers, with the performance-based restricted stock and stock options vesting over five years and the performance shares cliff vesting after three years (subject to achievement of performance goals), which aligns executive officers' interests with the interests of our shareholders in the long-term performance of the Company.
- ✓ Approximately 90.4% of our CEO's total target compensation (approximately 91.4% for our former Chair) was tied to the achievement of corporate performance objectives and/or share price performance.
- ✓ We do not provide tax reimbursements, also known as "gross-ups," to executive officers; we have limited perquisites; and we do not have any supplemental executive retirement plans, defined benefit pension plans, guaranteed salary increases or guaranteed bonuses for executive officers.
- ✓ We prohibit all associates, officers and directors from entering into hedging or monetization transactions designed to limit the financial risk of owning Company stock.

Impact of Fiscal 2022 Business Results on Executive Compensation

The amount of incentive compensation paid to our executive officers, if any, is determined by our performance against our Fiscal 2022 business plan, a plan created at the beginning of the year and intended to be challenging in light of the prevailing economic conditions, yet attainable through disciplined execution of our strategic initiatives. Due to the continuing uncertainty regarding economic conditions at the beginning of Fiscal 2022, our executive compensation program reflected a modest increase in sales and operating profit goals from the actual results for the prior year, consistent with our financial plan. In May 2022, however, the Company updated its Fiscal 2022 financial forecast to reflect performance exceeding expectations. As a result, in August 2022 the LDC Committee decided to increase the MIP sales and operating profit performance targets adopted at the beginning of the year for our executive officers, making achievement of

those targets more challenging, as discussed in more detail below under "Elements of our Compensation Programs—Annual Cash Incentive." Our NEOs earned the following compensation in Fiscal 2022:

- The LDC Committee approved salary increases for the NEOs (other than Mr. Menear) based on its assessment of individual performance and other factors, as discussed in more detail below.
- Our MIP paid out above the target level as a result of performance above target for the revised sales metric, above target for the revised operating profit metric, and below the threshold for the inventory turns metric.
- The performance condition on the performance-based restricted stock granted in Fiscal 2022 was satisfied, although the shares still remain subject to time-based vesting requirements. In connection with the CEO succession, Mr. Menear did not receive performance-based restricted stock as a part of his Fiscal 2022 compensation.
- The NEOs earned 200.0% of their 2020-2022 performance share award because we achieved average ROIC and operating profit over the three-year performance period of 54.3% and $22.55 billion, respectively, reflecting performance above the maximum level for average ROIC and average operating profit.

Fiscal 2022 Management Transitions
In January 2022, we announced that after seven years as our Chair and CEO, Mr. Menear decided to step down from the CEO position, effective March 1, 2022, and he remained as our executive Chair. At the same time, consistent with our succession planning process, we announced the appointment of Mr. Decker to the position of President and CEO and his appointment to our Board, effective March 1, 2022. In his role as Chair, Mr. Menear supported the leadership transition process, with a focus on Board and investor matters as well as the overall strategic direction of the Company. Mr. Menear retired from the Board effective September 30, 2022, and the Board appointed Mr. Decker as Chair, in addition to his position as President and CEO, effective October 1, 2022.

In addition, as announced in April 2022, Matthew A. Carey, who previously served as Executive Vice President and Chief Information Officer, was appointed to the newly created role of Executive Vice President – Customer Experience, effective April 25, 2022.

The compensation of each of Mr. Decker, Mr. Menear, and Mr. Carey was revised to reflect these changes, as discussed in more detail below in this Compensation Discussion and Analysis.

CEO and Executive Chair Pay Highlights
As part of our CEO succession process, in February 2022 the independent members of our Board, upon the recommendation of our LDC Committee, set the compensation for Mr. Decker as our new President and CEO and for Mr. Menear in his role as executive Chair of the Board. Mr. Decker's salary did not change in connection with his additional appointment as our Chair in October 2022.

Mr. Decker. With respect to Mr. Decker, the independent directors and the LDC Committee, with support from the LDC Committee's independent compensation consultant, considered the compensation of CEOs at the top ten retail peer companies by market capitalization and at Fortune 50 companies. They also considered the Company's existing pay structure for executive officers, noting that the Board had been conservative in setting executive compensation and that Mr. Menear had declined to accept any salary increases since 2014. As a result, the Company faced significant salary compression at the NEO level, and as of the end of Fiscal 2021, Mr. Menear's salary as CEO was at the 16th percentile of the Fortune 50 and at the 48th percentile of top 10 retail peers by market capitalization, and his total target compensation was at the 3rd percentile of the Fortune 50 and the 12th percentile of the top ten retail peers, despite Company revenues at the 60th and 67th percentile, respectively.

In light of these considerations, and taking into account Mr. Decker's performance in 2021 in his role as President and COO, the independent directors determined to set Mr. Decker's annual base salary at $1.4 million and to increase his MIP target to 200% of base salary, the Company's standard MIP target for its CEO, effective with his promotion on March 1, 2022. For Fiscal 2022, the amount of his MIP award was determined using the applicable target percentage for the portion of the year that he served in each of the

roles he held during the fiscal year, subject in each case to performance against the performance goals as updated by the LDC Committee in August 2022. The independent directors granted Mr. Decker an annual long-term incentive award for Fiscal 2022 in the amount of $10.2 million, using our standard mix of 50% performance shares, 30% performance-based restricted stock, and 20% stock options. Mr. Decker's new total target compensation ranked at approximately the 14th percentile of the Fortune 50 and the 21st percentile of top ten retail peers, based on peer compensation data as of the end of Fiscal 2021.

Mr. Menear. In determining the compensation for Mr. Menear in his role as Chair, the independent directors and the LDC Committee considered his performance and tenure as CEO; the demands of the leadership transition process; and the expectation that his new role would continue to be a full-time, executive-level position with a shift in focus to Board and investor matters as well as the Company's overall strategic direction. The independent directors and the LDC Committee, with support from the LDC Committee's independent compensation consultant, also considered the compensation paid at companies with revenues greater than $10 billion that disclosed pay to an executive chair role in 2020 or 2021. Additionally, the independent compensation consultant provided observations on compensation actions taken by companies that experienced a transition from CEO to executive chair since 2016. Based on these considerations, effective March 1, 2022, the independent directors set Mr. Menear's annual base salary at $750,000 and his Fiscal 2022 MIP target at 150% of base salary, reflecting his anticipated active role and contributions in Fiscal 2022. The independent directors also granted Mr. Menear an annual long-term incentive award for Fiscal 2022 in the amount of $7.3 million, of which 50% was granted in performance shares and 50% in stock options.

Opportunity for Shareholder Feedback

The LDC Committee carefully considers feedback from our shareholders regarding executive compensation matters. Shareholders are invited to express their views or concerns directly to the LDC Committee or the Board in the manner described under "Communicating with the Board" on page 13 of this Proxy Statement.

COMPENSATION DETERMINATION PROCESS

Participant	Role in the Executive Compensation Determination Process
Independent Members of the Board	• The independent members of the Board, consisting of all directors in Fiscal 2022 other than Mr. Decker and Mr. Menear, evaluated the performance and determined the compensation of Mr. Decker and Mr. Menear.
LDC Committee	• The LDC Committee evaluated the performance and determined the compensation of our executive officers other than Mr. Decker and Mr. Menear. • The LDC Committee evaluated the performance of Mr. Decker and Mr. Menear and made recommendations to the independent members of the Board regarding their compensation. • The LDC Committee may delegate its responsibilities to subcommittees but did not delegate any of its authority with respect to the compensation of any executive officer for Fiscal 2022.
Executive Officers	• Mr. Decker, Mr. Menear, and our EVP-HR made recommendations to the LDC Committee as to the amount and form of executive compensation for executive officers (other than their own compensation). • At the request of the LDC Committee, the EVP-HR, Mr. Decker and Mr. Menear regularly attended LDC Committee meetings, excluding executive sessions where their respective compensation and other matters were discussed.

Participant	Role in the Executive Compensation Determination Process
Independent Compensation Consultant	• In November 2021, the LDC Committee engaged Pay Governance LLC as its independent compensation consultant for Fiscal 2022 to provide research, market data, survey information and design expertise in developing executive and director compensation programs. Pay Governance provides consulting services solely to compensation committees. • A representative of Pay Governance attended LDC Committee meetings in Fiscal 2022 and advised the LDC Committee on all principal aspects of executive compensation, including the competitiveness of program design and award values and specific analyses with respect to the Company's executive officers, including Mr. Decker and Mr. Menear. The compensation consultant reports directly to the LDC Committee, and the LDC Committee is free to replace the consultant or hire additional consultants or advisers at any time. • Pursuant to the independent compensation consultant policy adopted by the LDC Committee, its compensation consultant provides services solely to the LDC Committee and is prohibited from providing services or products of any kind to the Company. Further, affiliates of the compensation consultant may not receive payments from the Company that would exceed 2% of the consolidated gross revenues of the compensation consultant and its affiliates during any year. • Pay Governance provided services solely to the LDC Committee in Fiscal 2022, and none of its affiliates provided any services to the Company. In addition, under the Company's independent compensation consultant policy, the LDC Committee assessed Pay Governance's independence and whether its work raised any conflicts of interest, taking into consideration the independence factors set forth in applicable SEC and NYSE rules. Based on that assessment, including review of a letter from Pay Governance addressing those factors, the LDC Committee determined that Pay Governance was independent and that its work did not raise any conflicts of interest.

Benchmarking

We do not target any specific peer group percentile ranking for total compensation or for any particular component of compensation for our NEOs. The LDC Committee considers each executive's compensation history and peer group market position as reference points in awarding annual compensation. As discussed above under "CEO and Executive Chair Pay Highlights," for Mr. Decker's Fiscal 2022 compensation, the LDC Committee considered data provided by Pay Governance from two peer groups. The first consisted of the Fortune 50 companies, excluding certain financial services and other companies due to their unique compensation structure (as noted below). This group reflects companies of similar size and complexity to us. The second group, listed below, consisted of the top ten retail companies by market capitalization, with whom we compete for executive talent.

Retail Peer Group

Amazon.com	O'Reilly Automotive, Inc.
Costco Wholesale Corporation	Target Corporation
Dollar General Corporation	The TJX Companies, Inc.
eBay, Inc.	Walgreens Boots Alliance, Inc.
Lowe's Companies, Inc.	Walmart Inc.

The top ten retail peer group remained largely unchanged from Fiscal 2021. We replaced Ross Stores, Inc. with Amazon.com, which was previously excluded from our retail peer group due to the atypical compensation structure of its former CEO and founder.

In reviewing the benchmarking data from 2021 in connection with setting Mr. Decker's Fiscal 2022 compensation as President and CEO in early 2022, the LDC Committee and the independent directors also

reviewed the percentile ranking of our revenues and Mr. Decker's target total compensation compared to each of these peer groups, as reflected below:

	Percentile Rank	
Category	**Fortune 50[(2)]**	**Retail Peers**
Company Revenue[(1)]	60%	67%
CEO Target Total Compensation	14%	21%

(1) Based on fiscal 2021 revenue as reported in SEC filings.

(2) Excludes Bank of America Corporation, Citigroup Inc., Fannie Mae, Freddie Mac, JP Morgan Chase & Co., and Wells Fargo & Company. Berkshire Hathaway Inc., Meta Platforms, Inc. and Dell Technologies, Inc. were also excluded due to the atypical compensation structures of their founder/CEOs. State Farm Mutual Automobile Insurance was excluded because it is a private company and did not disclose executive compensation data.

For Mr. Menear's compensation as Chair, the independent directors reviewed and considered the compensation paid at companies with revenues greater than $10 billion that disclosed pay to an executive chair role in 2020 or 2021, as well as compensation actions taken by companies that experienced a transition from CEO to executive chair since 2016, as discussed above under "CEO and Executive Chair Pay Highlights." The broader group was considered to provide a more representative sample given the relative infrequency of the executive chair position.

For our other NEOs, the LDC Committee considered data from the Aon Radford Total Compensation Database, which provides information and comparisons on compensation for executive and industry-specific positions. Data from the survey for Fortune 50 companies and top ten retail companies by market cap was utilized to the extent it was available for each NEO role. In some cases, proxy data was used where survey data was not available. This survey data helps the LDC Committee understand the competitive market for the industry in which the Company principally competes for retail-specific talent and for customers.

Mitigating Compensation Risk

In November 2021, the LDC Committee undertook its annual broad-based review and risk assessment of the proposed compensation policies and practices for the Company's associates, including but not limited to our executive officers, for Fiscal 2022. The assessment considered both qualitative and quantitative factors. Based on the collective assessment, management and the LDC Committee determined that our compensation policies and practices did not create risks that are reasonably likely to have a material adverse effect on the Company. In reaching that conclusion, management and the LDC Committee considered the following qualitative and quantitative factors:

Qualitative Factors:

- Management and the LDC Committee, with the advice of the independent compensation consultant, regularly review our executive compensation programs, with a focus on both their efficacy in driving quality performance and how the programs will be viewed by the investment community and other external constituencies.
- The LDC Committee and, for Mr. Decker and Mr. Menear, the independent members of the Board, provide effective oversight in setting goals and monitoring attainment of those goals.
- Robust internal controls are in place to ensure compensation plans are operated as designed and approved.
- Compensation programs and pay amounts at various leadership levels are routinely analyzed against market data by the LDC Committee and management to ensure compensation is appropriate to the market.
- Bonus, incentive and equity awards to executive officers are subject to a recoupment policy, as described below on page 56, to discourage manipulation of incentive program elements.
- Stock ownership guidelines are in place to further align the interests of shareholders and executive officers, as described below on page 56.

Quantitative Factors:

- Performance and payment time horizons are appropriate, and they are not overweight in short-term incentives.

- The relationship between the incremental achievement levels and corresponding payouts in our incentive plans is appropriate, and all incentives, other than equity incentives that are tied to growth in our share price, have payout caps.
- Programs employ a reasonable mix of performance metrics and are not overly concentrated on a single metric. Although the operating profit metric is used in more than one incentive, it is a key corporate goal that takes into account both revenue and expense, and the risk of overweighting it is mitigated by using it across different time horizons.
- Criteria for payments are closely aligned with our strategic initiatives, our financial plan and shareholder interests.
- Payout curves are reasonable and do not contain steep “cliffs” that might encourage unreasonable short-term business decisions to achieve payment thresholds.
- Equity for senior officers is paid in a mix of performance shares, performance-based restricted stock, and stock options; other associates receive equity in the form of time-based restricted stock.

Consideration of Last Year’s Say-on-Pay Vote
At our 2022 annual meeting on May 19, 2022, approximately 95% of the shares voted were voted in support of the compensation of our NEOs. Since then, as part of our regular interaction with our institutional shareholders, we have continued to request input on our compensation practices. In considering the results of the 2022 advisory vote on executive compensation and feedback from these shareholders, the LDC Committee concluded that the compensation paid to our executive officers and the Company’s overall executive pay practices have strong shareholder support and therefore determined to maintain the current overall compensation structure for Fiscal 2022.

Frequency of Say-on-Pay Vote. At our 2017 annual meeting on May 18, 2017, our shareholders expressed a preference that advisory votes on executive compensation occur every year, as recommended by our Board. Consistent with this preference, the Board implemented an annual advisory vote on executive compensation until the next advisory vote on the frequency of shareholder votes on executive compensation, which will occur at this Meeting. As discussed above under “Item 4 – Advisory Vote on the Frequency of Future Say-on-Pay Votes,” the Board recommends that shareholders vote for an annual advisory vote on executive compensation.

ELEMENTS OF OUR COMPENSATION PROGRAMS

The principal elements of our compensation programs are discussed below.

Base Salaries
We provide competitive base salaries that allow us to attract and retain a high-performing leadership team. Base salaries for our NEOs are reviewed and generally adjusted annually based on a comprehensive management assessment process. For Fiscal 2022, following discussion with the LDC Committee and based upon a review of competitive market data, the Company’s performance in Fiscal 2021, and assessments of the Company’s business plan and then-anticipated economic conditions in Fiscal 2022, we established a Company-wide merit increase budget of between 3.0% and 4.0%.

In late February 2022, the LDC Committee, and in the case of Mr. Decker and Mr. Menear, the independent directors, performed their annual review of base salaries for the NEOs. As noted above under “Fiscal 2022 Management Transitions,” Mr. Decker was promoted from our President and COO to our President and CEO, effective March 1, 2022, and he was also appointed as Chair of the Board effective October 1, 2022. Upon Mr. Decker’s promotion to President and CEO effective March 1, 2022, the independent directors determined to set his base salary to $1,400,000, as discussed above under “CEO and Executive Chair Pay Highlights.” Mr. Decker’s compensation remained unchanged in connection with his subsequent appointment as Chair in October 2022.

As discussed above under “CEO and Executive Chair Pay Highlights,” the independent directors set Mr. Menear’s annual base salary as Chair at $750,000, effective March 1, 2022. Mr. Menear retired from the Board and the Company on September 30, 2022.

In establishing the actual base salaries for the other NEOs for Fiscal 2022, the LDC Committee considered total compensation, scope of responsibilities, performance over the previous year, experience, internal pay equity, potential to assume additional responsibilities, and the competitive marketplace. The changes from this salary review were effective in April 2022. As a result of this assessment, Mr. McPhail, Ms. Campbell, Mr. Carey and Mr. Kinnaird received annual salary increases in April 2022 of between 3.3% and 4.5%, as set forth in the table below.

Fiscal 2022 Base Salary Changes as of April 2022

Name	2022 Base Salary	2021 Base Salary	Percent Change
Edward P. Decker	$1,400,000	$1,025,000	36.6 %
Craig A. Menear	$750,000	$1,300,000	(42.3)%
Richard V. McPhail	$880,000	$846,000	4.0 %
Ann-Marie Campbell	$900,000	$871,000	3.3 %
Matthew A. Carey	$870,000	$840,500	3.5 %
Jeffrey G. Kinnaird	$750,000	$717,500	4.5 %

Annual Cash Incentive

All NEOs participate in the MIP, our cash-based annual incentive plan. The Fiscal 2022 MIP payout was contingent upon the achievement of financial performance goals initially set by the LDC Committee at the beginning of the Fiscal 2022 performance period. Due to the continuing uncertainty regarding economic conditions at the beginning of Fiscal 2022, the MIP targets set in early 2022 reflected a modest increase in sales and operating profit goals from the actual results from the prior year, and a slight decrease in the inventory turns metric due to continued supply chain disruption and a recognition that inventory turns in the pandemic environment were at record levels. However, following the Company's update to its Fiscal 2022 financial forecast in May 2022 as a result of performance exceeding expectations, in August 2022 the LDC Committee decided to increase the MIP sales and operating profit performance metrics adopted at the beginning of the year to make them more challenging. The Fiscal 2022 inventory turns performance metrics remained unchanged. The LDC Committee bases the payout of the MIP on achievement of financial metrics to align MIP goals with shareholder value creation and achievement of the Company's business plan.

Performance Goals. Set forth below are the MIP financial performance measures and the final threshold, target and maximum Company achievement levels selected by the LDC Committee for Fiscal 2022, as updated in August 2022 (dollars in billions):

Fiscal 2022 Performance Measures

Measure	Weighting	Threshold	% of Target Goal	% of Target Payout	Target	Maximum	% of Target Goal	% of Target Payout
Sales	45%	$138.07	90%	25%	$153.41	$176.43	115%	200%
Operating Profit	45%	$21.14	90%	25%	$23.49	$27.01	115%	200%
Inventory Turns	10%	4.46	90%	25%	4.95	5.69	115%	200%

The original threshold, target and maximum sales metrics set at the beginning of the year were $136.94 billion, $152.16 billion and $174.98 billion, respectively, and the original threshold, target and maximum operating profit metrics were $20.76 billion, $23.07 billion and $26.53 billion, respectively.

The operating profit threshold must be met for any MIP payout to occur. The relative weighting among the goals was determined by the LDC Committee, with input from the then-CEO and the EVP-HR, to reflect the Company's priorities for Fiscal 2022. The weighting of each of the sales and operating profit goals was aligned to emphasize top line sales growth balanced with the Company's continued focus on profitability as a means to drive bottom line results for shareholders. The weighting of the inventory turns goal at 10% maintained visibility and attention on inventory turns while at the same time recognizing that this metric may be impacted by the Company's ongoing supply chain investments and the global supply chain disruption, which were likely to create more variability in the metric.

Potential Adjustments. The pre-established definitions of all performance metrics under the MIP provided for adjustments for the impact of acquisitions or dispositions of businesses with annualized sales of $1 billion or more. The definitions also provided for adjustments in connection with specified types of nonrecurring

charges and write-offs related to strategic restructuring transactions or changes in tax laws, accounting principles or other laws that materially impact results in excess of $50 million in the aggregate. The LDC Committee included the adjustment for restructuring transactions because it believes these types of strategic decisions support the long-term best interests of the Company and should not adversely affect incentive opportunities. The adjustment for changes in laws or accounting principles reflects the fact that these changes are outside of the control of the executive officers, and the LDC Committee similarly believes that they should not affect incentive opportunities (positively or negatively).

As in prior years, the LDC Committee also included in the pre-established definitions of sales and operating profit under the MIP an adjustment to neutralize the impact of any change (positive or negative) in currency exchange rates during the fiscal year for any country where the Company has annual sales in excess of $1 billion. This adjustment reflected the volatility in exchange rates and in the value of the U.S. dollar against other currencies, in particular the Canadian dollar and the Mexican peso, that has occurred over the last several years. The LDC Committee noted that adjustments for currency fluctuations are not uncommon for large multinational corporations. These fluctuations represent external, macro-economic influences outside of the control of the executive officers, and the LDC Committee believes that they should not affect incentive opportunities.

In addition, taking into account the experience of the COVID-19 pandemic as well as the potential for future pandemic impacts, the LDC Committee included in the definitions of sales and operating profit an adjustment for the impact of any store closures required due to a pandemic with an aggregate impact to sales in excess of $1 billion, and in the operating profit definition, an adjustment for specific expenses in excess of $50 million that were not already included in the metrics set for Fiscal 2022 and that would not otherwise have been incurred but for combating the impact on business operation of a pandemic. By neutralizing the impact of these expenses on MIP results, the LDC Committee desired to incentivize management to make appropriate expenditures for the safety of our customers and associates, without penalizing their incentive opportunity. At the same time, the LDC Committee retained the ability to use negative discretion to reduce the amount of any MIP payout if the impact of this adjustment, or any of the adjustments discussed above, were to result in a payment to an executive inconsistent with our pay for performance philosophy.

Payout Calculations. For achieving the target level of performance for the Fiscal 2022 MIP, executive officers receive 100% payout. The target performance level was set consistent with our 2022 financial plan, as revised mid-year as discussed above. For Fiscal 2022, the LDC Committee tightened the performance payout curve and increased the payout minimum for the MIP from the prior year, reflecting a closer return to a pre-pandemic performance range and payout minimum. Specifically, for Fiscal 2022, the LDC Committee set the threshold performance levels at 90% of the performance targets for each of the sales, operating profit and inventory turns measures, replacing the prior threshold of 80%. Threshold payout was increased to 25% of target payout, from 15% the prior year. In addition, for Fiscal 2022, the LDC Committee set the maximum performance goal for each of those measures at 115% of the target performance goal, replacing the prior 120%. The payout for maximum achievement for the sales, operating profit and inventory turns measures remained at 200% of target payout. These changes increased the level of performance needed for a threshold payout, with a small incremental increase in the threshold payout amount that better aligned with pre-pandemic and market practice. At the same time, the LDC Committee returned to the 115% maximum performance level, given market practice and historical experience that indicated the ability to achieve 120% of target is highly unlikely under more normal circumstances, which can negatively impact the effectiveness of the incentive structure.

The Company used interpolation to determine the specific amount of the payout for each NEO with respect to the achievement of financial goals between the various levels. The LDC Committee does not have discretion to increase the MIP payout earned by an NEO, but it may decrease the payout even if the performance goals are achieved.

The annual target payout levels were determined as a percentage of base salary: 200% for the CEO, 150% for Mr. Menear as Chair and for Mr. Decker as President and COO, and 100% for Executive Vice Presidents. The amount of Mr. Decker’s Fiscal 2022 annual incentive award was determined using the applicable target percentage for the portion of the year that he served in each of the roles he held during the fiscal year.

The payouts for achievement of the performance goals were based on overall Company performance for all of our NEOs except Mr. Kinnaird. For Mr. Kinnaird, payouts were based upon performance of the portion of the Company's business for which he was accountable. The specific performance levels for the portions of the Company's business for which Mr. Kinnaird was responsible are not material to an understanding of the Company's compensation program, and we do not believe disclosure of this information would be meaningful to shareholders since it would not be apparent how this information correlates to our consolidated financial statements.

Fiscal 2022 MIP Results. For Fiscal 2022, for purposes of determining the achievement of MIP awards, sales were $157.74 billion, operating profit was $24.09 billion and inventory turns were 4.22 times, above the target level for the sales metric and the operating profit metric, and below the threshold for the inventory turns metric. Pursuant to the pre-established definition of sales under the MIP, sales were adjusted up by $340.4 million for the impact of changes in currency exchange rates in Fiscal 2022. Pursuant to the pre-established definition of operating profit under the MIP, operating profit was adjusted up by $52.9 million due to the impact of changes in currency exchange rates in Fiscal 2022. Actual sales and operating profit without any adjustments were $157.40 billion and $24.04 billion, respectively, which were also above the target performance level for the sales goal and the operating profit goal.

Based on performance in Fiscal 2022 against the performance goals, the following were the target and actual MIP awards for Fiscal 2022 for each of the NEOs:

	At Target Performance		At Actual Performance	
Name	**% of Base Salary(1)**	**Dollar Amount**	**% of Target**	**Dollar Amount**
Edward P. Decker	192%	$2,683,333	106%	$2,848,936
Craig A. Menear	121%	$906,250	106%	$962,180
Richard V. McPhail	100%	$880,000	106%	$934,310
Ann-Marie Campbell	100%	$900,000	106%	$955,544
Matthew A. Carey	100%	$870,000	106%	$923,692
Jeffrey G. Kinnaird	100%	$750,000	106%	$796,655

(1) Percent of base salary for Mr. Decker and Mr. Menear reflects a blended rate based on the portion of the year that each served in the respective roles held in Fiscal 2022.

MIP Program Change for Fiscal 2023. To better align the MIP structure with the current business environment and remain market competitive, the LDC Committee assessed the broader market practices with respect to performance goal range and payout leverage, as well as the historical results of the MIP program, when setting the program design for Fiscal 2023. The LDC Committee noted that the Company's maximum performance level tended to be wider than the market, with threshold payout levels set lower than the market. For Fiscal 2023, the LDC Committee determined to lower the maximum performance level for all metrics to 110% of target (from the Fiscal 2022 maximum of 115%) and increase the payout at the threshold performance level to 50% of target payout (from the prior 25%).

Long-Term Incentives

For Fiscal 2022, consistent with prior years, we awarded the NEOs (other than Mr. Menear) annual long-term incentives consisting of 50% performance shares, 30% performance-based restricted stock, and 20% stock options. The LDC Committee selected this mix to highlight the focus on pay for performance and alignment with shareholder interests. The LDC Committee also believed that this mix of equity components provided an appropriate mix of mid- and long-term performance measures and retention incentive, without promoting excessive risk-taking. As discussed above under "CEO and Executive Chair Pay Highlights," in connection with Mr. Menear's anticipated role and contributions as Chair, the independent directors granted Mr. Menear an annual long-term incentive award for Fiscal 2022 in the amount of $7.3 million, of which 50% was granted in performance shares and 50% in stock options. Due to his change in role, Mr. Menear was not granted performance-based restricted stock as part of his Fiscal 2022 compensation.

The total value of the annual equity awards granted in March 2022 to the NEOs other than Mr. Decker and Mr. Menear was determined by the LDC Committee after considering the value of equity grants of officers with similar responsibilities at peer group companies described under "Compensation Determination Process—Benchmarking" above and individual performance relating to financial management, leadership, talent

management and operational effectiveness, as well as retention risk. For Fiscal 2022, the annual equity award for Mr. Decker and Mr. Menear at the target level was 729% and 973%, respectively, of their Fiscal 2022 base salary approved in February 2022. For the other NEOs, the target equity value for the annual equity grant ranged from 264% to 313% of their Fiscal 2022 base salary approved in February 2022.

Performance Shares. The Fiscal 2022-2024 performance share awards granted in March 2022 provide for the issuance of shares of our common stock at the end of a three-year period based on the achievement of average ROIC and operating profit goals over that period, as follows (dollars in billions):

Fiscal 2022-2024 Performance Shares	Threshold	Target	Maximum
Three-Year Average ROIC	42.1%	46.7%	51.4%
Three-Year Average Operating Profit	$21.41	$23.79	$26.17
Percent of Target Payout	25%	100%	200%

Directionally similar to the change made to the payout curve for the Fiscal 2022 MIP, the LDC Committee revised the payout curve for the Fiscal 2022-2024 performance share awards granted in March 2022 to return to our pre-COVID structure. For the Fiscal 2022-2024 performance share awards, the threshold performance level was set at 90% of target performance for each metric, and the maximum level was set at 110% of target performance (compared to 85% and 115%, respectively, for the 2021-2023 awards). For results between the threshold, target and maximum levels, the number of shares is determined by interpolation. There is no payout for results below the threshold level. Each performance measure is separately determined and equally weighted. ROIC for each year in the performance period is defined as operating profit, net of tax, divided by the average of beginning and ending long-term debt and equity for the relevant fiscal year. The pre-established definitions of operating profit and ROIC include adjustments for acquisitions and dispositions of businesses with annualized sales of $1 billion or more; certain nonrecurring write-offs or charges, changes in tax laws, accounting principles or other laws or provisions which have an impact on reported results that exceed $50 million in the aggregate during any fiscal year; and changes in foreign exchange rates, similar to the Fiscal 2022 MIP. Also similar to the Fiscal 2022 MIP, the LDC Committee included in the pre-established definitions of operating profit and ROIC an adjustment for the impact of any store closures as a result of a pandemic in excess of $1 billion and an adjustment for expenses in excess of $50 million that were not already included in the metrics for the performance period and that would not otherwise have been incurred but for a pandemic.

In Fiscal 2021 and Fiscal 2020, the LDC Committee also granted performance share awards that were structured similarly to the Fiscal 2022-2024 awards, although the 2021-2023 awards have a different payout curve as noted above. The Fiscal 2021-2023 and Fiscal 2020-2022 awards each provide for the grant of shares of our common stock at the end of the respective three-year period based on the achievement of average ROIC and operating profit goals over that period, as follows (dollars in billions):

Fiscal 2021-2023 Performance Shares	Threshold	Target	Maximum
Three-Year Average ROIC	28.9%	34.0%	39.1%
Three-Year Average Operating Profit	$15.26	$17.95	$20.64
Percent of Target Payout	25%	100%	200%

Fiscal 2020-2022 Performance Shares	Threshold	Target	Maximum
Three-Year Average ROIC	40.1%	44.5%	49.0%
Three-Year Average Operating Profit	$15.05	$16.72	$18.39
Percent of Target Payout	25%	100%	200%

The pre-established definitions of operating profit and ROIC for the Fiscal 2021-2023 and Fiscal 2020-2022 performance share awards are the same as those used for the Fiscal 2022-2024 awards. Dividend equivalents accrue on each of the performance share awards (as reinvested shares) and will be paid upon the payout of the award based on the actual number of shares earned.

The performance period for the Fiscal 2020-2022 performance share awards ended on January 29, 2023. Over the three-year period, the Company achieved an average operating profit of $22.55 billion and an average ROIC of 54.3%, as calculated pursuant to the terms of the awards. As a result, the NEOs earned

200.0% of their Fiscal 2020-2022 awards, reflecting performance above the maximum level for both average operating profit and average ROIC. Pursuant to the pre-established definition of operating profit for the Fiscal 2020-2022 awards, operating profit was adjusted up by $29.4 million due to changes in currency exchange rates in Fiscal 2020, Fiscal 2021 and Fiscal 2022; adjusted down by $394.1 million due to the acquisition of HD Supply in Fiscal 2020; and adjusted up by $2.67 billion due to the impact of COVID-19 expense. Pursuant to the pre-established definition of ROIC for the Fiscal 2020-2022 awards, ROIC also includes the same adjustments to operating profit reflected above and also reflects a $7.78 billion adjustment due to the acquisition of HD Supply in Fiscal 2020. Because the average operating profit and the ROIC results for purposes of calculating the Fiscal 2020-2022 performance share award payouts exceeded the maximum performance levels prior to the adjustment for COVID-19 expense, that adjustment was effectively moot and had no impact on the payouts. Average operating profit and ROIC over the three-year period without any adjustments were $21.79 billion and 43.4%, respectively, which was above the maximum for average operating profit and between threshold and target for average ROIC. The NEOs earned the following shares under the award, which include reinvested accrued dividends:

Name	Value at Date of Grant[1] (3/25/2020)	Shares Earned at End of Performance Period (1/29/2023)	Value at End of Performance Period[2] (1/29/2023)
Edward P. Decker	$1,099,830	12,882	$4,079,612
Craig A. Menear	$3,649,923	42,750	$13,538,703
Richard V. McPhail	$999,862	11,711	$3,708,800
Ann-Marie Campbell	$1,099,830	12,882	$4,079,612
Matthew A. Carey	$1,099,830	12,882	$4,079,612
Jeffrey G. Kinnaird	$312,445	3,659	$1,158,958

(1) Reflects the grant date fair value.

(2) Reflects the value based upon the closing stock price of $316.69 on January 27, 2023, the last trading day of Fiscal 2022.

Similar to the change made for the Fiscal 2021-2023 performance share awards, due to continued macroeconomic uncertainty, particularly over the longer term, the LDC Committee revised the payout curve for the Fiscal 2023-2025 performance share awards granted in March 2023. For the Fiscal 2023-2025 performance share awards, the threshold performance level was set at 85% of target performance for each metric, and the maximum performance level was set at 115% of target performance (compared to the 90% and 110%, respectively, used for the Fiscal 2022-2024 awards).

Performance-Based Restricted Stock. In March 2022, we granted performance-based restricted stock awards that were forfeitable if operating profit was less than 90% of the MIP target for Fiscal 2022. As discussed above under "Annual Cash Incentive," the LDC Committee increased the MIP operating profit metric in August 2022 based on the Company's revised financial plan. As a result, the performance feature of the Fiscal 2022 performance-based restricted stock was based on the higher Fiscal 2022 MIP operating profit target as revised. Dividends on the restricted stock awards are accrued and not paid out unless the performance goal is met. Once the performance goal is met, cash dividends are then paid on the shares of restricted stock. The performance goal was met at the end of Fiscal 2022. As a result, the restricted stock will vest 50% on each of the 30- and 60-month anniversaries of the grant date.

Stock Options. In March 2022, we granted stock options with an exercise price equal to the fair market value of our stock, which is defined as the market closing price on the date of grant. The options vest 25% on each of the second, third, fourth and fifth anniversaries of the grant date. Option re-pricing is expressly prohibited by our Omnibus Plan without shareholder approval.

Promotional Equity Grants. In connection with Mr. Carey's promotion to Executive Vice President – Customer Experience, the LDC Committee granted Mr. Carey promotional equity awards consisting of $125,000 in restricted stock and $125,000 in stock options. In accordance with our equity grant procedures, the awards were granted on May 19, 2022, the date of the first regularly scheduled Board meeting following his role change on April 25, 2022 and the effective date of our Omnibus Plan (which was amended and restated effective May 19, 2022). The restricted stock will vest 50% on each of the 30- and 60-month anniversaries of the grant date, and the options will vest 25% on each of the second, third, fourth and fifth anniversaries of the grant date.

Deferred Compensation Plans

In addition to the FutureBuilder 401(k) Plan (a broad-based tax-qualified plan), our executive officers can participate in two nonqualified deferred compensation plans for our management and highly-compensated associates:

- The Deferred Compensation Plan For Officers (solely funded by the individuals who participate in the plan); and
- The THD Restoration Plan, which provides a Company matching contribution equal to 3.5% of the amount of salary and annual cash incentive earned by a management-level associate in excess of the Internal Revenue Service annual compensation limit for tax-qualified plans, payable in shares of common stock of the Company upon retirement or other employment termination.

The plans are designed to permit participants to accumulate income for retirement and other personal financial goals. The Deferred Compensation Plan For Officers and the THD Restoration Plan are described in the notes to the Nonqualified Deferred Compensation table on page 67. Deferred compensation arrangements are common executive programs, and we believe that these arrangements help us in the recruitment and retention of executive talent; however, we do not view nonqualified deferred compensation as a significant element of our compensation programs. None of these plans provides above-market or preferential returns.

Perquisites

We provide very limited perquisites to our executive officers and do not view them as a significant element of our compensation program. We do not provide tax reimbursements, or "gross-ups," on perquisites to our executive officers.

Our NEOs participate in a death-benefit-only program, under which they are entitled to a $400,000 benefit upon death if they are employed by the Company at that time. For executive officers with ten years of service with the Company, the benefit is paid upon death even if they are no longer employed by the Company. Currently, all of our NEOs have met this service requirement and are entitled to lifetime death benefit coverage. In Fiscal 2009, we discontinued this benefit for any new executive officers.

The Company previously requested that Mr. Menear, in his prior roles as Chair and as CEO, and currently requests that Mr. Decker, in his role as Chair, President and CEO, travel by Company aircraft, including travel for personal reasons. We also permit non-business use of Company aircraft by other NEOs on a more limited basis.

Other Benefits

Our NEOs have the option to participate in various employee benefit programs, including medical, dental, disability and life insurance benefit programs. These benefit programs are generally available to all full-time associates. We also provide all associates, including our NEOs, with the opportunity to purchase our common stock through payroll deductions at a 15% discount through our ESPP, a nondiscriminatory, tax-qualified plan. All associates, including our NEOs, are also eligible to participate in our charitable matching gift program through The Home Depot Foundation.

MANAGEMENT OF COMPENSATION-RELATED RISK

We employ a number of mechanisms to mitigate the chance of our compensation programs encouraging excessive risk-taking, including those described below.

Annual Risk Assessment	As discussed above under "Mitigating Compensation Risk" beginning on page 48, the LDC Committee undertakes an annual review and risk assessment of our compensation policies and practices.

Anti-Hedging Policy	The Company has adopted a policy that prohibits all associates, officers and directors from entering into hedging or monetization transactions designed to limit the financial risk of owning Company stock. These include prepaid variable forward contracts, equity swaps, collars, exchange funds and other similar transactions, as well as speculative transactions in derivatives of the Company's securities, such as puts, calls, options (other than those granted under a Company compensation plan) or other derivatives.
Compensation Recoupment Policy	We have an executive compensation clawback policy, which is set forth in our Corporate Governance Guidelines and LDC Committee charter. Pursuant to the clawback policy, to the extent deemed appropriate and as permitted by law, the Board or the LDC Committee will recover from an executive officer any bonus, incentive payment, equity award or other compensation (in whole or in part) awarded to or received by an executive officer if the compensation was based on any financial results or operating metrics that were achieved as a result of that executive officer's knowing or intentional fraudulent or illegal conduct or if the executive officer engaged in any intentional misconduct that caused the Company material financial or reputational harm. We are currently assessing our clawback policy for additional updates in light of recently adopted SEC rules.
Stock Ownership and Retention Guidelines	Our Executive Stock Ownership and Retention Guidelines require our NEOs to hold shares of common stock with a value equal to the specified multiples of base salary indicated below. This program assists in focusing executives on long-term success and shareholder value. Shares owned outright, restricted stock, and shares acquired pursuant to the ESPP, the FutureBuilder 401(k) Plan, and the THD Restoration Plan, are counted towards this requirement. Unearned performance shares and unexercised stock options are not counted toward this requirement. Newly hired and promoted executives have four years to satisfy the requirements and must hold all shares received upon vesting of equity awards (net of shares withheld to pay taxes) until the requirements are met. As of March 1, 2023, all of our NEOs complied with the stock ownership and retention guidelines and held the following multiples of base salary (rounded to the nearest whole multiple):

	Multiple of Base Salary	
Name	**Current Ownership**	**Guideline**
Edward P. Decker	23x	6x
Craig A. Menear	85x	6x
Richard V. McPhail	13x	4x
Ann-Marie Campbell	25x	4x
Matthew A. Carey	13x	4x
Jeffrey G. Kinnaird	11x	4x

Equity Grant Procedures	Company-wide annual equity grants, including the annual equity grants to the NEOs, are approved at the LDC Committee (or Board meeting, in the case of the CEO) typically held in late February but are awarded effective as of the date of the March meeting of the LDC Committee, which is generally scheduled at least a year in advance and is several weeks after the approval. Throughout the year, equity awards are made to new hires, promoted employees, and, in some circumstances, for retention purposes or as a reward for exceptional performance. In each of these cases, the effective grant date for these mid-year awards is the date of the next regularly-scheduled quarterly LDC Committee meeting, except for the promotional grant for Mr. Carey, which was set as the date of the next regularly-scheduled quarterly Board meeting to align with the effective date of the Company's Omnibus Plan. The exercise price of each of our stock option grants is the market closing price on the effective grant date.

SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

The employment arrangements for our NEOs do not entitle them to severance payments upon employment termination. We also do not have any change in control agreements with our executives. Since Fiscal 2013, our standard form of equity award agreement has provided for accelerated vesting if the executive is terminated without cause within 12 months following a change in control, and our Omnibus Plan incorporates this "double-trigger" change in control provision into the plan for awards issued after May 2022. Prior to Fiscal 2013, our equity awards provided for accelerated vesting solely upon a change in control regardless of any termination of employment. The vast majority of these awards have vested in accordance with their terms. In the event the value of any accelerated vesting constitutes an "excess parachute payment," the executive would be subject to a 20% excise tax on such amount, and the amount would not be tax deductible by the Company.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation during the last three fiscal years paid to or earned by (1) each of our current and former CEOs; (2) our CFO; and (3) the three other most highly compensated executive officers who were serving as executive officers as of the end of Fiscal 2022 (collectively referred to as the named executive officers or NEOs).

SUMMARY COMPENSATION TABLE

Name, Principal Position and Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2] [3]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4] [5]	Total ($)
Edward P. Decker **Chair, President and Chief Executive Officer[6]**								
2022	1,369,712	—	8,263,788	2,039,958	2,848,936	—	97,395	14,619,789
2021	1,019,231	—	3,599,654	899,973	2,594,933	—	40,362	8,154,153
2020	898,673	—	2,054,873	689,957	2,250,000	—	35,776	5,929,279
Craig A. Menear **Former Chair and Former Chief Executive Officer[6]**								
2022	549,231	—	3,821,739	3,649,932	962,180	—	37,780	9,020,862
2021	1,300,000	—	5,839,484	1,459,998	4,388,180	—	72,089	13,059,751
2020	1,300,000	—	5,931,394	1,459,992	5,200,000	—	103,706	13,995,092
Richard V. McPhail **Executive Vice President and Chief Financial Officer**								
2022	872,154	—	2,276,663	549,966	934,310	—	28,064	4,661,157
2021	841,154	—	1,799,534	449,958	1,427,846	—	23,146	4,541,638
2020	749,712	—	1,883,100	649,982	1,650,000	—	21,695	4,954,489
Ann-Marie Campbell **Executive Vice President – U.S. Stores and International Operations**								
2022	893,308	—	2,319,245	559,982	955,544	—	23,613	4,751,692
2021	866,154	—	2,199,724	549,993	1,470,040	—	20,901	5,106,812
2020	808,366	—	2,050,267	689,957	1,700,000	—	38,162	5,286,752
Matthew A. Carey **Executive Vice President – Customer Experience[7]**								
2022	863,192	—	2,041,162	584,925	923,692	—	22,663	4,435,634
2021	835,769	—	1,759,720	439,983	1,418,564	—	18,055	4,472,091
2020	815,385	—	1,801,671	439,973	1,640,000	—	17,631	4,714,660
Jeffrey G. Kinnaird **Former Executive Vice President – Merchandising[8]**								
2022	759,996	—	1,679,731	419,969	796,655	—	58,046	3,714,397

(1) Amount of salary actually received in any year may differ from the annual base salary amount due to the timing of payroll periods and the timing of changes in base salary, which typically occur in April or following a mid-year promotion.

(2) Amounts set forth in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards granted in Fiscal 2022, Fiscal 2021 and Fiscal 2020 computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are set forth in Note 8 to the Company's consolidated financial statements included in the Company's 2022 Form 10-K. The valuation of performance-based restricted stock, performance share awards, and share equivalents granted under the THD Restoration Plan is based on the closing stock price on the grant date.

(3) Amounts reflect the grant date fair value of performance share and performance-based restricted stock awards granted to the NEOs during Fiscal 2022, Fiscal 2021 and Fiscal 2020, plus the value of share equivalents under the THD Restoration Plan in Fiscal 2022, Fiscal 2021 and Fiscal 2020, as set forth in the table below. No contributions to the THD Restoration Plan are shown for Fiscal 2021 because the January 31, 2022 allocation date fell within Fiscal 2022.

Name	Grant Date Fair Value for Performance Shares ($)			Grant Date Fair Value for Performance-Based Restricted Stock ($)			Value of Share Equivalents Under THD Restoration Plan ($)		
	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2022	Fiscal 2021	Fiscal 2020
Edward P. Decker	5,099,749	2,249,784	1,099,830	3,059,850	1,349,870	909,768	104,189	—	45,276
Craig A. Menear	3,649,880	3,649,714	3,649,923	—	2,189,770	2,189,844	171,859	—	91,627
Richard V. McPhail	1,374,729	1,124,746	999,862	824,964	674,789	849,787	76,970	—	33,452
Ann-Marie Campbell	1,399,776	1,374,754	1,099,830	839,865	824,970	909,768	79,604	—	40,670
Matthew A. Carey	1,149,940	1,099,862	1,099,830	814,789	659,859	659,971	76,433	—	41,870
Jeffrey G. Kinnaird	1,049,753	N/A	N/A	629,978	N/A	N/A	—	N/A	N/A

The grant date fair value of the performance shares reflected in the table above is computed based upon the probable outcome of the performance goals as of the grant date, in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For the performance-based restricted stock granted in Fiscal 2022, Fiscal 2021 and Fiscal 2020, this value is the same as the value calculated assuming the maximum level of performance under the awards.

The value of the performance share awards granted in Fiscal 2022, Fiscal 2021 and Fiscal 2020 as of the grant date, assuming that the maximum level of the performance goals will be achieved, is as follows for each of the NEOs:

Name	Value of Performance Shares Assuming Maximum Performance ($)		
	Fiscal 2022	Fiscal 2021	Fiscal 2020
Edward P. Decker	10,199,499	4,499,568	2,199,660
Craig A. Menear	7,299,759	7,299,429	7,299,845
Richard V. McPhail	2,749,458	2,249,491	1,999,724
Ann-Marie Campbell	2,799,552	2,749,508	2,199,660
Matthew A. Carey	2,299,881	2,199,724	2,199,660
Jeffrey G. Kinnaird	2,099,505	N/A	N/A

(4) Incremental cost of perquisites is based on actual cost to the Company. The incremental cost of personal use of Company aircraft is based on the average direct cost of use per hour, which includes fuel, maintenance, crew travel and lodging expense, landing and parking fees, and engine restoration cost. Any applicable deadhead flights are allocated to the NEOs. No incremental cost for personal use of the Company aircraft was attributed to an NEO where the plane was already traveling to the destination for business reasons. Since our aircraft are used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries, depreciation, hangar rent and insurance. In addition to the incremental cost of personal aircraft use reported in the All Other Compensation column and in footnote 5 below, we also impute taxable income to the NEOs for any personal aircraft use in accordance with Internal Revenue Service regulations. We do not provide tax reimbursements, or "gross-ups," on these amounts to executive officers.

(5) The following table identifies the perquisites and personal benefits for Fiscal 2022 that are required to be quantified under SEC rules. These consist of personal aircraft use for Mr. Decker and Mr. Menear, relocation expenses for Mr. Kinnaird for the relocation of him and his family from Canada to the United States, and matching contributions made by the Company under the FutureBuilder 401(k) Plan.

Name	Use of Airplane ($)	Relocation Expense ($)	FutureBuilder 401(k) Plan Company Match ($)
Edward P. Decker	42,436	—	9,978
Craig A. Menear	5,871	—	5,469
Richard V. McPhail	—	—	10,767
Ann-Marie Campbell	—	—	10,753
Matthew A. Carey	—	—	9,048
Jeffrey G. Kinnaird	—	27,225	7,067

Other perquisites and personal benefits for Fiscal 2022 were long-term disability insurance premiums; gifts associated with certain corporate events; car service costs for a corporate event for Ms. Campbell, Mr. Carey and Mr. Kinnaird; retirement recognition gifts for Mr. Menear; matching charitable contributions; the annual cost of premiums for the insurance policies underlying the death-benefit-only program; and for Mr. Decker, Mr. Kinnaird and Mr. McPhail, tickets for an entertainment event. Other perquisites and personal benefits for Mr. Kinnaird include amounts to assist with U.S. tax compliance given the Company-initiated relocation from Canada, and the cost of continued medical coverage for family members remaining in Canada. We do not provide tax gross-ups on any of these perquisites or personal benefits.

(6) Effective March 1, 2022, Mr. Menear stepped down from his role as CEO and became our executive Chair, and Mr. Decker was appointed as President and CEO. Effective October 1, 2022, Mr. Decker was also appointed our Chair following Mr. Menear's retirement from the Company and the Board on September 30, 2022.

(7) Mr. Carey was promoted to Executive Vice President – Customer Experience effective April 25, 2022. He previously served as Executive Vice President and Chief Information Officer.

(8) Mr. Kinnaird served as Executive Vice President – Merchandising until March 13, 2023.

MATERIAL TERMS OF NEO EMPLOYMENT ARRANGEMENTS

This section describes employment arrangements in effect for the NEOs during Fiscal 2022, all of which are “at-will” employment arrangements set forth in the offer letters provided to the NEOs at the time of hire, promotion or change in role, as applicable. Because the offer letters reflect at-will employment, they have no set duration and consequently no renewal or extension provisions. The letters are all filed as exhibits to the 2022 Form 10-K.

The offer letters state each NEO’s initial base salary and annual MIP target as a percentage of base salary, payout of which is subject to the achievement of pre-established goals. Both the base salary and MIP target are subject to adjustment upon future review by the LDC Committee, or independent members of the Board in the case of Mr. Decker and Mr. Menear. The Fiscal 2022 base salary and MIP target as a percentage of base salary for each NEO are set forth above in the Compensation Discussion and Analysis.

In addition, the offer letters provide that the NEOs are eligible to participate in other benefit programs available to salaried associates and/or officers. These benefits include the ESPP, the Deferred Compensation Plan For Officers, the THD Restoration Plan, and the death-benefit-only insurance program. Any provisions in the letters regarding termination of employment are discussed below in the section entitled “Potential Payments Upon Termination or Change in Control” beginning on page 68.

The offer letter for Mr. Decker in his position as President and CEO states that the Company has requested that he travel, whenever practicable, by Company aircraft, including when traveling for personal reasons. Mr. Menear’s offer letters, in both his positions as CEO and as Chair, similarly stated that the Company requested that he travel, whenever practicable, by Company aircraft, including when traveling for personal reasons. Following his retirement at the end of September 2022, Mr. Menear no longer uses Company aircraft for personal travel. The Company does not provide a tax gross-up for any imputed compensation resulting from personal use of Company aircraft.

FISCAL 2022 GRANTS OF PLAN-BASED AWARDS

The following table sets forth the plan-based awards granted to the NEOs pursuant to Company plans during Fiscal 2022.

FISCAL 2022 GRANTS OF PLAN-BASED AWARDS

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date[(1)(3)]	Approval Date[(3)]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under-lying Options (#)	Exer-cise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[(4)] ($)
Edward P. Decker												
Performance Shares	3/23/2022	2/24/2022	—	—	—	2,010	16,085	32,170	—	—	—	5,099,749
Annual Stock Grant	3/23/2022	2/24/2022	—	—	—	—	9,651	—	—	—	—	3,059,850
Annual Option Grant	3/23/2022	2/24/2022	—	—	—	—	—	—	—	29,737	317.05	2,039,958
MIP[(2)]	2/24/2022	2/24/2022	301,875	2,683,333	5,366,667	—	—	—	—	—	—	—
Craig A. Menear												
Performance Shares	3/23/2022	2/24/2022	—	—	—	1,439	11,512	23,024	—	—	—	3,649,880
Annual Option Grant	3/23/2022	2/24/2022	—	—	—	—	—	—	—	53,206	317.05	3,649,932
MIP[(2)]	2/24/2022	2/24/2022	101,953	906,250	1,812,500	—	—	—	—	—	—	—
Richard V. McPhail												
Performance Shares	3/23/2022	2/24/2022	—	—	—	542	4,336	8,672	—	—	—	1,374,729
Annual Stock Grant	3/23/2022	2/24/2022	—	—	—	—	2,602	—	—	—	—	824,964
Annual Option Grant	3/23/2022	2/24/2022	—	—	—	—	—	—	—	8,017	317.05	549,966
MIP[(2)]	2/24/2022	2/24/2022	99,000	880,000	1,760,000	—	—	—	—	—	—	—
Ann-Marie Campbell												
Performance Shares	3/23/2022	2/24/2022	—	—	—	551	4,415	8,830	—	—	—	1,399,776
Annual Stock Grant	3/23/2022	2/24/2022	—	—	—	—	2,649	—	—	—	—	839,865
Annual Option Grant	3/23/2022	2/24/2022	—	—	—	—	—	—	—	8,163	317.05	559,982
MIP[(2)]	2/24/2022	2/24/2022	101,250	900,000	1,800,000	—	—	—	—	—	—	—
Matthew A. Carey												
Performance Shares	3/23/2022	2/24/2022	—	—	—	453	3,627	7,254	—	—	—	1,149,940
Annual Stock Grant	3/23/2022	2/24/2022	—	—	—	—	2,176	—	—	—	—	689,901
Annual Option Grant	3/23/2022	2/24/2022	—	—	—	—	—	—	—	6,705	317.05	459,963
Promotional Stock Grant	5/19/2022	4/18/2022	—	—	—	—	—	—	434	—	—	124,888
Promotional Option Grant	5/19/2022	4/18/2022	—	—	—	—	—	—	—	1,848	287.76	124,962
MIP[(2)]	2/24/2022	2/24/2022	97,875	870,000	1,740,000	—	—	—	—	—	—	—
Jeffrey G. Kinnaird												
Performance Shares	3/23/2022	2/24/2022	—	—	—	413	3,311	6,622	—	—	—	1,049,753
Annual Stock Grant	3/23/2022	2/24/2022	—	—	—	—	1,987	—	—	—	—	629,978
Annual Option Grant	3/23/2022	2/24/2022	—	—	—	—	—	—	—	6,122	317.05	419,969
MIP[(2)]	2/24/2022	2/24/2022	84,375	750,000	1,500,000	—	—	—	—	—	—	—

(1) All awards were granted under the Omnibus Plan other than MIP awards.

(2) The Fiscal 2022 MIP was based on achievement of pre-established performance goals, as revised in August 2022, as described in the Compensation Discussion and Analysis. The amount in the "Threshold" column for the Fiscal 2022 MIP reflects the minimum possible payout based upon assumed achievement of the threshold performance levels as discussed below under "Terms of Plan-Based Awards Granted to the NEOs for Fiscal 2022—Fiscal 2022 MIP."

(3) Annual equity awards under the Omnibus Plan were approved at the February 24, 2022 meeting of the LDC Committee (or on February 24, 2022 by the independent Board members for Mr. Decker and Mr. Menear) but were effective as of March 23, 2022. The promotional stock grant and option awards for Mr. Carey were approved by the LDC Committee on April 18, 2022, but were effective on May 19, 2022. See discussion under "—Management of Compensation-Related Risk—Equity Grant Procedures" on page 57 in the Compensation Discussion and Analysis above.

(4) Amounts represent the grant date fair value of awards granted in Fiscal 2022 computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are set forth in Note 8 to the Company's consolidated financial statements as filed with the SEC in the 2022 Form 10-K. The valuation of restricted stock and performance share awards is based on the closing stock price on the grant date.

TERMS OF PLAN-BASED AWARDS GRANTED TO NEOS FOR FISCAL 2022

The LDC Committee approved the Fiscal 2022 annual grants of performance shares, performance-based restricted stock and stock options under the Omnibus Plan for the NEOs other than Mr. Decker and Mr. Menear. Mr. Decker's and Mr. Menear's awards were approved by the independent members of the Board.

Award Type	Award Terms
Performance Shares	For Fiscal 2022, 50% of the annual equity grant provided to the NEOs was in the form of performance shares. The terms and conditions of the awards are described under "—Elements of our Compensation Programs—Long-Term Incentives" in the Compensation Discussion and Analysis above. Upon termination of employment without cause within 12 months following a change in control, the executive would be entitled to a pro rata portion of performance shares based on actual performance for the portion of the performance period before a change in control, plus a pro rata portion of the target performance shares for the portion of the performance period after a change in control. In the event of death, disability or termination of employment at or after age 60 with at least five years of continuous service ("retirement"), the executive or his or her estate will be entitled to receive any performance shares ultimately earned, and in the event of death or disability before retirement, a pro rata portion of any shares ultimately earned. Because Mr. Menear had reached age 60 and had more than five years of service at the time of the grant of the awards, he was "retirement eligible" and his performance share awards are non-forfeitable, although payout, if any, is based on achievement of the performance goals. Dividend equivalents accrue on performance share awards (as reinvested shares) and are paid upon the payout of the award based on the actual number of shares earned.
Annual Stock Grants	For Fiscal 2022, 30% of the annual equity grant provided to the NEOs (other than Mr. Menear) was in the form of performance-based restricted stock, which was forfeitable if Fiscal 2022 operating profit was less than 90% of the MIP target for Fiscal 2022. If the performance target is met, as it was for Fiscal 2022, the awards are then subject to time-based vesting. The annual restricted stock grants vest 50% on each of the 30-month and 60-month anniversaries of the grant date, subject to continued employment through the vesting date, or upon termination due to death or disability or termination without cause within 12 months following a change in control. Mr. Menear was not granted annual performance-based restricted stock for Fiscal 2022. In addition, if the performance target is met, the restricted stock becomes non-forfeitable once the executive reaches retirement eligibility, but it is not transferable before the time-based vesting dates. Dividends on the restricted stock are accrued (as cash dividends) and not paid out to executive officers unless the performance target is met. Once the performance target is met, cash dividends are then paid currently on the shares of restricted stock.
Annual Stock Option Grants	For Fiscal 2022, 20% of the annual equity grant provided to the NEOs (50% for Mr. Menear) was in the form of nonqualified stock options. The stock option awards vest 25% per year on the second, third, fourth and fifth anniversaries of the grant date, subject to continued employment through the vesting date, or upon termination due to death or disability or termination without cause within 12 months following a change in control.

Award Type	Award Terms
Annual Stock Option Grants (continued)	In addition, the stock option awards become non-forfeitable once the executive becomes retirement eligible but are not exercisable before the time-based vesting dates. Generally, stock options may be exercised, once vested, over the remainder of the ten-year option term, subject to continued employment or meeting the retirement eligibility requirements. Because Mr. Menear was retirement eligible at the time of the grant, his option awards are non-forfeitable but are not exercisable until the time-based vesting dates.
Fiscal 2022 MIP	Each of the NEOs participated in the Fiscal 2022 MIP, the Company's annual cash-based incentive plan. The Fiscal 2022 MIP payout was based upon achievement of pre-established financial performance goals, as described under "—Elements of Our Compensation Programs—Annual Cash Incentive" in the Compensation Discussion and Analysis starting on page 50 above. The LDC Committee approved threshold, target and maximum payout levels for Fiscal 2022 for the NEOs under the MIP. The threshold, target and maximum potential payouts under the MIP for the NEOs reflect the following percentages of base salary at the end of Fiscal 2022:

	Percentage of Base Salary		
Name	**Threshold**	**Target**	**Maximum**
Edward P. Decker	22%	192%	383%
Craig A. Menear	14%	121%	242%
Richard V. McPhail	11%	100%	200%
Ann-Marie Campbell	11%	100%	200%
Matthew A. Carey	11%	100%	200%
Jeffrey G. Kinnaird	11%	100%	200%

Because the operating profit threshold must be met for any payout to occur, the threshold percentage above reflects the minimum possible payout based upon assumed achievement of that threshold. The potential payouts for Mr. Decker and Mr. Menear are based on the applicable payout percentage for each position in which they served during the fiscal year, prorated based on the number of months they served in each of those positions. In addition, once an executive becomes retirement eligible, if the executive retires prior to the MIP payment date, the executive receives a payout that is prorated based on the time the executive served in his or her role during the fiscal year until the date of retirement. Because Mr. Menear was retirement eligible at the time of his retirement, he received a prorated MIP payment for Fiscal 2022. The actual amounts earned by the NEOs based on achievement of Fiscal 2022 MIP performance goals are reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards as of the end of Fiscal 2022 granted to the NEOs.

OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR-END

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Edward P. Decker	35,987	—	116.15	3/23/2025	2,500	791,725	12,882	4,079,612
	32,897	—	130.22	3/22/2026	4,000	1,266,760	15,999	5,066,789
	19,350	—	147.36	3/21/2027	1,854	587,143	16,405	5,195,199
	10,245	3,415	178.02	3/20/2028	1,744	552,307	—	—
	8,154	8,154	189.25	3/26/2029	1,816	575,109	—	—
	3,084	9,254	181.76	3/24/2030	922	291,988	—	—
	1,240	3,720	270.93	11/18/2030	4,611	1,460,258	—	—
	—	15,789	292.75	3/23/2031	9,651	3,056,375	—	—
	—	29,737	317.05	3/22/2032	—	—	—	—
Craig A. Menear	83,630	—	78.87	3/25/2024	3,377	1,069,462	42,750	13,538,703
	215,305	—	97.57	11/19/2024	3,510	1,111,582	25,955	8,219,604
	125,955	—	116.15	3/23/2025	3,601	1,140,401	11,741	3,718,193
	120,075	—	130.22	3/22/2026	4,106	1,300,329	—	—
	67,265	—	147.36	3/21/2027	—	—	—	—
	33,995	11,332	178.02	3/20/2028	—	—	—	—
	27,057	27,057	189.25	3/26/2029	—	—	—	—
	10,235	30,707	181.76	3/24/2030	—	—	—	—
	—	25,614	292.75	3/23/2031	—	—	—	—
	—	53,206	317.05	3/22/2032	—	—	—	—
Richard V. McPhail	10,796	—	116.15	3/23/2025	548	173,546	11,711	3,708,800
	9,869	—	130.22	3/22/2026	515	163,095	7,999	2,533,065
	5,989	—	147.36	3/21/2027	572	181,147	4,422	1,400,459
	3,027	1,009	178.02	3/20/2028	1,651	522,855	—	—
	2,409	2,409	189.25	3/26/2029	922	291,988	—	—
	3,641	3,641	218.54	11/20/2029	2,305	729,970	—	—
	2,804	8,413	181.76	3/24/2030	2,602	824,027	—	—
	1,240	3,720	270.93	11/18/2030	—	—	—	—
	—	7,894	292.75	3/23/2031	—	—	—	—
	—	8,017	317.05	3/22/2032	—	—	—	—
Ann-Marie Campbell	8,224	—	130.22	3/22/2026	1,854	587,143	12,882	4,079,612
	19,350	—	147.36	3/21/2027	1,744	552,307	9,776	3,096,114
	10,245	3,415	178.02	3/20/2028	1,816	575,109	4,503	1,425,975
	8,154	8,154	189.25	3/26/2029	922	291,988	—	—
	3,084	9,254	181.76	3/24/2030	2,818	892,432	—	—
	1,240	3,720	270.93	11/18/2030	2,649	838,912	—	—
	—	9,649	292.75	3/23/2031	—	—	—	—
	—	8,163	317.05	3/22/2032	—	—	—	—
Matthew A. Carey	20,271	—	147.36	3/21/2027	1,854	587,143	12,882	4,079,612
	10,245	3,415	178.02	3/20/2028	1,744	552,307	7,822	2,477,023
	8,154	8,154	189.25	3/26/2029	1,816	575,109	3,699	1,171,463
	3,084	9,254	181.76	3/24/2030	2,254	713,819	—	—
	—	7,719	292.75	3/23/2031	2,176	689,117	—	—
	—	6,705	317.05	3/22/2032	434	137,443	—	—
	—	1,848	287.76	5/18/2032	—	—	—	—

OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR-END

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Jeffrey G. Kinnaird	3,528	—	147.36	3/21/2027	1,097	347,553	3,659	1,158,958
	2,910	970	178.02	3/20/2028	970	307,302	7,110	2,251,540
	2,316	2,317	189.25	3/26/2029	2,133	675,462	3,377	1,069,400
	876	2,629	181.76	3/24/2030	2,026	641,769	—	—
	1,240	3,720	270.93	11/18/2030	—	—	—	—
	—	7,017	292.75	3/23/2031	—	—	—	—
	—	6,122	317.05	3/22/2032	—	—	—	—

(1) Unexercisable stock options outstanding as of the end of Fiscal 2022 for each NEO vest as follows:

Vesting Date	E. Decker	C. Menear	R. McPhail	A. Campbell	M. Carey	J. Kinnaird
March 21, 2023	3,415	11,332	1,009	3,415	3,415	970
March 24, 2023	3,947	6,403	1,973	2,412	1,929	1,754
March 25, 2023	3,085	10,236	2,804	3,085	3,085	876
March 27, 2023	4,077	13,528	1,204	4,077	4,077	1,158
November 19, 2023	1,240	—	1,240	1,240	—	1,240
November 21, 2023	—	—	1,820	—	—	—
March 23, 2024	7,434	13,301	2,004	2,040	1,676	1,530
March 24, 2024	3,947	6,404	1,974	2,412	1,930	1,754
March 25, 2024	3,084	10,235	2,804	3,084	3,084	876
March 27, 2024	4,077	13,529	1,205	4,077	4,077	1,159
May 19, 2024	—	—	—	—	462	—
November 19, 2024	1,240	—	1,240	1,240	—	1,240
November 21, 2024	—	—	1,821	—	—	—
March 23, 2025	7,434	13,302	2,004	2,041	1,676	1,531
March 24, 2025	3,947	6,403	1,973	2,412	1,930	1,754
March 25, 2025	3,085	10,236	2,805	3,085	3,085	877
May 19, 2025	—	—	—	—	462	—
November 19, 2025	1,240	—	1,240	1,240	—	1,240
March 23, 2026	7,434	13,301	2,004	2,041	1,676	1,530
March 24, 2026	3,948	6,404	1,974	2,413	1,930	1,755
May 19, 2026	—	—	—	—	462	—
March 23, 2027	7,435	13,302	2,005	2,041	1,677	1,531
May 19, 2027	—	—	—	—	462	—
Total	**70,069**	**147,916**	**35,103**	**42,355**	**37,095**	**22,775**

(2) Restricted stock outstanding as of the end of Fiscal 2022 for each NEO vests as follows:

Vesting Date	E. Decker	C. Menear	R. McPhail	A. Campbell	M. Carey	J. Kinnaird
March 21, 2023	1,854	3,377	548	1,854	1,854	—
March 25, 2023	—	—	—	—	—	1,097
May 19, 2023	461	—	461	461	—	—
September 24, 2023	2,305	2,053	1,152	1,409	1,127	—
November 19, 2023	—	—	—	—	—	970
March 24, 2024	—	—	—	—	—	2,133
March 27, 2024	1,744	3,510	515	1,744	1,744	—
September 23, 2024	4,825	—	1,301	1,324	1,088	—
November 19, 2024	—	—	—	—	217	—
November 21, 2024	—	—	572	—	—	—
March 13, 2025	6,500	—	—	—	—	—
March 23, 2025	—	—	—	—	—	2,026
March 25, 2025	1,816	3,601	1,651	1,816	1,816	—
November 19, 2025	461	—	461	461	—	—
March 24, 2026	2,306	2,053	1,153	1,409	1,127	—
March 23, 2027	4,826	—	1,301	1,325	1,088	—
May 19, 2027	—	—	—	—	217	—
Total	**27,098**	**14,594**	**9,115**	**11,803**	**10,278**	**6,227**

The reported value of the restricted stock awards is based on the closing stock price on January 27, 2023, the last trading day of Fiscal 2022.

(3) The NEOs' performance share awards are earned upon the completion of the three-year performance periods ending January 29, 2023, January 28, 2024, and February 2, 2025, based on achievement of pre-established average ROIC and operating profit goals, as described above in the Compensation Discussion and Analysis under "—Elements of Our Compensation Programs—Long-Term Incentives—Performance Shares" starting on page 53 and under "Terms of Plan-Based Awards Granted to NEOs for Fiscal 2022—Performance Shares" on page 62. The awards are paid out following certification by the LDC Committee of the achievement of the goals after completion of the applicable performance period. For the Fiscal 2020-2022 award, the shares reported are the actual amounts earned based on the performance level met as of January 29, 2023, as certified by the LDC Committee on February 22, 2023, and include dividend equivalents accrued on the award. For the Fiscal 2021-2023 award and the Fiscal 2022-2024 award, the reported number of shares includes dividend equivalents accrued through January 29, 2023 and assumes achievement of the maximum level of performance and the target level of performance, respectively, in accordance with SEC requirements. The reported value of the performance share awards is based on the closing stock price on January 27, 2023, the last trading day of Fiscal 2022.

OPTIONS EXERCISED AND STOCK VESTED IN FISCAL 2022

The following table sets forth the options exercised and the shares of restricted stock and performance shares that vested for the NEOs during Fiscal 2022.

OPTIONS EXERCISED AND STOCK VESTED IN FISCAL 2022

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Edward P. Decker	44,078	10,184,488	15,177	4,712,634
Craig A. Menear	—	—	48,281 (1)	13,976,704
Richard V. McPhail	—	—	6,198	1,868,001
Ann-Marie Campbell	11,293	1,796,322	15,177	4,712,634
Matthew A. Carey	—	—	15,278	4,745,937
Jeffrey G. Kinnaird	6,403	1,127,402	4,249	1,328,288

(1) Includes 3,374 shares withheld to pay taxes on restricted stock grants that became non-forfeitable on February 24, 2022. The remaining shares under these grants continue to be restricted until the time-based vesting dates are reached.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2022

The following table sets forth information regarding the participation of the NEOs in the Company's nonqualified deferred compensation plans for Fiscal 2022.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2022

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Edward P. Decker					
THD Restoration Plan[5]	N/A	104,189	(323,252)	—	2,523,107
Deferred Compensation Plan For Officers[6]	—	—	(39,776)	—	927,601
Craig A. Menear					
THD Restoration Plan[5]	N/A	171,859	(582,505)	—	4,546,821
Deferred Compensation Plan For Officers[6]	2,194,090	—	(128,527)	59,224 [7]	10,170,889
Richard V. McPhail					
THD Restoration Plan[5]	N/A	76,970	(128,776)	—	1,004,811
Ann-Marie Campbell					
THD Restoration Plan[5]	N/A	79,604	(211,631)	—	1,651,753
Matthew A. Carey					
THD Restoration Plan[5]	N/A	76,433	(243,378)	—	1,899,679
Jeffrey G. Kinnaird					
THD Restoration Plan[5]	N/A	—	—	—	—

(1) Executive contributions represent deferral of base salary and incentive awards under the MIP during Fiscal 2022, which amounts are also disclosed in the Fiscal 2022 Salary column and the Fiscal 2021 Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. The THD Restoration Plan is non-elective, and the participants cannot make contributions to it.

(2) All Company contributions to the THD Restoration Plan are included as compensation in the Stock Awards column of the Summary Compensation Table. The Company does not make contributions to the Deferred Compensation Plan For Officers.

(3) Deferred Compensation Plan For Officers earnings represent notional returns on participant-selected investments. THD Restoration Plan earnings represent the change in the value of the underlying Company stock during Fiscal 2022 plus dividends that are credited at the same rate, and at the same time, that dividends are paid to all shareholders.

(4) For the THD Restoration Plan, amounts in the aggregate balance for Mr. Decker, Mr. Menear, Mr. McPhail, Ms. Campbell and Mr. Carey of $236,382, $947,408, $58,260, $84,405 and $455,800, respectively, were previously reported in the Summary Compensation Table. For the Deferred Compensation Plan For Officers, $5,830,173 of the aggregate balance amount for Mr. Menear was previously reported in the Summary Compensation Table.

(5) The THD Restoration Plan, an unfunded, nonqualified deferred compensation plan, provides management-level associates with a benefit equal to the matching contributions that they would have received under the Company's FutureBuilder 401(k) Plan if certain Internal Revenue Code limitations were not in place. On January 31 of each year, the plan makes an allocation to participant accounts in an amount equal to the participant's eligible earnings (generally, salary plus annual cash incentive award) during the prior calendar year minus the Internal Revenue Code limit for tax-qualified plans ($305,000 for 2022) multiplied by the current Company match level of 3.5%. This amount is then converted to units representing shares of the Company's common stock. Stock units credited to a participant's account are also credited with dividend equivalents at the same time, and in the same amount, as dividends are paid to shareholders. Participant account balances vest at the same time their account in the Company's tax-qualified FutureBuilder 401(k) Plan vests, which provides for 100% cliff vesting after three years of service. A participant's vested account balance is payable in shares of common stock on retirement or other employment termination. In-service withdrawals are not permitted.

(6) The Deferred Compensation Plan For Officers is an unfunded, nonqualified deferred compensation plan that allows officers to defer payment of up to 50% of base salary and up to 100% of annual cash incentive compensation until retirement or other employment termination. The Company makes no contributions to the Deferred Compensation Plan For Officers. Participants may also elect an in-service distribution during a designated calendar year or over a period of not more than ten years, or upon a change in control of the Company. Commencing at retirement after age 60 or one year thereafter, payment is made, at the participant's election, in a single sum or equal annual installment payments over a period of not more than ten years, provided that distribution in a single sum is automatically made on termination for reasons other than retirement or disability. Participants direct the manner in which their account balances are deemed invested among an array of investment funds, and notional earnings are credited to participant accounts based on fund returns. Accounts are 100% vested at all times.

(7) The withdrawal amount for Mr. Menear reflects payment of the portions of his vested account balance under the Deferred Compensation Plan For Officers paid out on January 13, 2023 that were deferred prior to the enactment of Section 409A of the Internal Revenue Code and therefore were not subject to the six-month payment delay requirement under Section 409A.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Termination Without Cause or For Good Reason

The employment arrangements with our NEOs do not entitle them to severance payments upon employment termination. They would, however, be entitled to any vested benefits under Company plans in which they participate. Each of the NEOs is subject to non-competition and non-solicitation restrictions for periods ranging from 24 to 36 months post-termination. Each NEO is also subject to post-termination confidentiality restrictions.

Change in Control

The Company does not maintain change in control agreements for its executives. Since Fiscal 2013, our standard form of equity award agreement adopted by the LDC Committee has provided for accelerated vesting if the executive is terminated without cause within 12 months following a change in control, and our Omnibus Plan incorporates this "double-trigger" provision into the plan for all awards issued after May 2022. Prior to Fiscal 2013, our equity awards provided for accelerated vesting solely upon a change in control regardless of any termination of employment. The vast majority of these awards have vested in accordance with their terms.

The following table sets forth the estimated value that the NEOs employed at the end of Fiscal 2022 would have been entitled to receive due to accelerated vesting of outstanding awards assuming a change in control of the Company as of January 29, 2023, both with and without a termination of employment. In addition, in the event of a termination of employment, the NEOs would be entitled to receive vested benefits under Company plans in which they participate, including amounts under the THD Restoration Plan and, if applicable, the Deferred Compensation Plan For Officers, as set forth in the Nonqualified Deferred Compensation table on page 67 of this Proxy Statement.

CHANGE IN CONTROL

	Change in Control Only	Change in Control Followed by Termination Without Cause		
Name	Value of Restricted Stock Awards ($)[1]	Value of Additional Restricted Stock and Option Awards Vesting on Termination ($)[2]	Value of Performance Shares Vesting on Termination ($)[3]	Total Assuming Change in Control AND Termination of Employment ($)
Edward P. Decker	2,058,485	9,832,743	9,245,131	21,136,359
Richard V. McPhail	—	5,185,290	3,464,589	8,649,879
Ann-Marie Campbell	—	6,900,462	3,958,625	10,859,087
Matthew A. Carey	—	6,254,541	3,196,669	9,451,210
Jeffrey G. Kinnaird	—	3,094,820	2,909,748	6,004,568

(1) Value reflects outstanding shares of restricted stock granted prior to Fiscal 2013, multiplied by a closing stock price of $316.69 on January 27, 2023.

(2) Value reflects outstanding shares of restricted stock granted since Fiscal 2013, multiplied by a closing stock price of $316.69 on January 27, 2023, and the intrinsic value as of January 27, 2023 of outstanding unvested stock options granted in Fiscal 2013 through Fiscal 2022, using the closing stock price of $316.69 on January 27, 2023.

(3) Value reflects the following: (a) for the Fiscal 2021-2023 performance share award, (i) shares that would have been earned based on 200.0% actual performance at the end of Fiscal 2022 multiplied by a ratio of 728 days in the performance period through January 29, 2023 to 1,092 total days in the performance period, plus (ii) target performance shares multiplied by the ratio of 364 days remaining in the performance period after January 29, 2023 to 1,092 total days in the performance period; and (b) for the Fiscal 2022-2024 performance share award, (i) shares that would have been earned based on 90.0% actual performance at the end of Fiscal 2022 multiplied by a ratio of 364 days in the performance period through January 29, 2023 to 1,099 total days in the performance period, plus (ii) target performance shares multiplied by the ratio of 735 days remaining in the performance period after January 29, 2023 to 1,099 total days in the performance period. In each case, the number of performance shares obtained is multiplied by a closing stock price of $316.69 on January 27, 2023 to determine the value as of the end of Fiscal 2022. Amounts include dividend equivalents accrued through the end of Fiscal 2022 converted into additional performance shares. Amounts do not include the value of the Fiscal 2020-2022 award because it was earned as of January 29, 2023, the last day of the performance period, and would be received regardless of whether there was a change in control.

Termination Due to Death or Disability

Equity awards made to salaried associates, including the NEOs, generally provide for accelerated vesting of the award upon employment termination due to death or disability. The following table sets forth the estimated value of benefits that the NEOs employed at the end of Fiscal 2022 would have been entitled to receive assuming death or disability as of January 29, 2023. In addition, the NEOs would be entitled to receive vested benefits under Company plans in which they participate, including amounts under the THD Restoration Plan and, if applicable, the Deferred Compensation Plan For Officers, as set forth in the Nonqualified Deferred Compensation table on page 67 of this Proxy Statement.

DEATH OR DISABILITY

Name	Value of Restricted Stock and Option Awards ($)[1]	Value of Performance Shares ($)	Death Benefit ($)[3]	Total ($)
Edward P. Decker	11,891,228	4,926,430 [2]	400,000	17,217,658
Richard V. McPhail	5,185,290	2,105,989 [2]	400,000	7,691,279
Ann-Marie Campbell	6,900,462	2,488,867 [2]	400,000	9,789,329
Matthew A. Carey	6,254,541	2,000,214 [2]	400,000	8,654,755
Jeffrey G. Kinnaird	3,094,820	1,819,384 [2]	400,000	5,314,204

(1) Value reflects outstanding restricted stock at the end of Fiscal 2022, multiplied by a closing stock price of $316.69 on January 27, 2023, and outstanding unvested stock options based on the intrinsic value as of January 29, 2023, using the closing stock price of $316.69 on January 27, 2023.

(2) Value reflects the following: (a) for the Fiscal 2021-2023 performance share award, the prorated portion of shares that would have been earned based on 200.0% actual performance at the end of Fiscal 2022 multiplied by a ratio of 728 days in the performance period through January 29, 2023 to 1,092 total days in the performance period; and (b) for the Fiscal 2022-2024 performance share award, the prorated portion of shares that would have been earned based on 90.0% actual performance at the end of Fiscal 2022 multiplied by a ratio of 364 days in the performance period through January 29, 2023 to 1,099 total days in the performance period. The number of performance shares obtained is multiplied by a closing stock price of $316.69 on January 27, 2023 to determine the value as of the end of Fiscal 2022. Amounts include dividend equivalents accrued through the end of Fiscal 2022 converted into additional performance shares. Amounts do not include the value of the Fiscal 2020-2022 award because it was earned as of January 29, 2023, the last day of the performance period, and would be received regardless of the individual's death or disability.

(3) Value reflects a death benefit under the death-benefit-only program, which is only paid out upon death, not disability.

Termination Due to Retirement

With very few exceptions, equity awards made to salaried associates, including the NEOs, provide that the awards are no longer forfeitable upon retirement on or after age 60 with at least five years of continuous service with the Company. As of January 29, 2023, none of the NEOs employed at that time had met this condition.

Payments Made to Former Executive in Fiscal 2022

Mr. Menear. Upon his retirement on September 30, 2022, Mr. Menear did not receive any severance benefits. As noted above, certain equity awards held by Mr. Menear provide that the awards are no longer forfeitable upon retirement on or after age 60 with five years of continuous service, which conditions Mr. Menear had met at the time of his retirement. The following table sets forth the estimated value of benefits that Mr. Menear received as a result of this provision upon retirement on September 30, 2022. Mr. Menear is also entitled to vested benefits under Company plans in which he participated. These include the prorated portion of his MIP award for Fiscal 2022, as disclosed in the Non-Equity Incentive Plan column of the Summary Compensation Table on page 58, and amounts under the THD Restoration Plan and the Deferred Compensation Plan For Officers, as set forth in the Nonqualified Deferred Compensation table on page 67 of this Proxy Statement.

RETIREMENT			
Name	Value of Restricted Stock and Option Awards ($)[(1)]	Value of Performance Shares ($)[(2)]	Total ($)
Craig A. Menear	14,397,821	11,565,519	25,963,340

(1) Value reflects restricted stock grants that have the retirement eligibility provision described above and that are outstanding at the end of Fiscal 2022, multiplied by a closing stock price of $316.69 on January 27, 2023, and unvested stock options that have the retirement eligibility provision, based on the intrinsic value as of January 29, 2023, using the closing stock price of $316.69 on January 27, 2023. The restricted stock grants would remain non-transferable, and the stock options would remain non-exercisable, until the time-based vesting dates.

(2) Value reflects the following: (a) for the Fiscal 2020-2022 performance share award, the actual number of shares earned at the end of Fiscal 2022 based on 200.0% actual performance at the end of the three-year performance period; (b) for the Fiscal 2021-2023 performance share award, the shares that would have been earned based on 200.0% actual performance at the end of Fiscal 2022; and (c) for the Fiscal 2022-2024 performance share award, the shares that would have been earned based on 90.0% actual performance at the end of Fiscal 2022. The number of performance shares obtained is multiplied by a closing stock price of $316.69 on January 27, 2023 to determine the value as of the end of Fiscal 2022. Amounts include dividend equivalents accrued through the end of Fiscal 2022 converted into additional performance shares.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid," or "CAP," and certain financial performance of the Company. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the Compensation Discussion and Analysis beginning on page 41.

PAY VERSUS PERFORMANCE TABLE

(a)	(b)		(c)		(d)	(e)	(f)	(g)	(h)	(i)
	Summary Compensation Table Total for PEO ($)[1]		Compensation Actually Paid to PEO ($)[2]		Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[4]	Value of Initial Fixed $100 Investment Based on:		Net Income ($)[7] (in billions)	Operating Profit ($)[8] (in billions)
Year	Decker	Menear	Decker	Menear			TSR ($)[5]	Peer Group TSR ($)[6]		
2022	14,619,789	9,020,862	7,501,985	(2,905,659)	4,390,720	953,780	148.8	124.0	17.11	24.09
2021	N/A	13,059,751	N/A	51,702,946	5,568,673	18,194,527	168.0	149.7	16.43	22.92
2020	N/A	13,995,092	N/A	26,400,107	5,261,268	9,186,485	121.6	141.4	12.87	20.64

(1) During Fiscal 2022, Mr. Decker and Mr. Menear each served for a period of time as our CEO, as further described in the Compensation Discussion and Analysis on page 41, and Mr. Menear was our CEO for Fiscal 2021 and Fiscal 2020. The dollar amounts reported in column (b) are the amounts of total compensation reported in the Total column of the Summary Compensation Table for Mr. Decker and Mr. Menear for the corresponding years in which each served as our CEO.

(2) The dollar amounts reported in column (c) represent the amounts of "compensation actually paid" to Mr. Decker and Mr. Menear, as computed in accordance with Item 402(v) of Regulation S-K, for the years in which each served as our CEO. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Decker or Mr. Menear during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the Summary Compensation Table total compensation for each year to determine the CAP:

Year	Reported Summary Compensation Table Total for PEO ($)	Reported Summary Compensation Table Value of Equity Awards ($)[a]	Equity Award Adjustments ($)[b]	Compensation Actually Paid to PEO ($)
Edward P. Decker				
2022	14,619,789	(10,303,746)	3,185,942	7,501,985
Craig A. Menear				
2022	9,020,862	(7,471,671)	(4,454,850)	(2,905,659)
2021	13,059,751	(7,299,482)	45,942,677	51,702,946
2020	13,995,092	(7,391,385)	19,796,400	26,400,107

(a) Represents the total of the amounts reported in the Stock Awards and Option Awards columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in the fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year-End Fair Value of Unvested Equity Awards Granted in the Year ($)	Year-Over-Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year-Over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair-Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
Edward P. Decker							
2022	7,436,069	(3,176,509)	104,189	(1,588,526)	—	410,719	3,185,942
Craig A. Menear							
2022	5,526,349	(5,803,683)	171,859	(4,875,517)	—	526,142	(4,454,850)
2021	14,642,944	19,641,699	—	10,395,577	—	1,262,457	45,942,677
2020	14,523,893	7,332,478	91,627	(2,675,847)	—	524,249	19,796,400

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for our non-PEO NEOs as a group in the Total column of the Summary Compensation Table in each applicable year. The names of each of these NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for Fiscal 2022, Mr. McPhail, Ms. Campbell, Mr. Carey, and Mr. Kinnaird; (ii) for Fiscal 2021, Mr. Decker, Mr. McPhail, Ms. Campbell, and Mr. Carey; and (iii) for Fiscal 2020, Mr. Decker, Mr. McPhail, Ms. Campbell, and Mr. Mark Holifield.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to our non-PEO NEOs as a group, as identified in footnote 3 above, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to these NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for these NEOs as a group for each year to determine the CAP, using the same methodology described above in footnote 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Average Reported Summary Compensation Table Value of Equity Awards ($)	Average Equity Award Adjustments ($)[a]	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022	4,390,720	(2,607,911)	(829,029)	953,780
2021	5,568,673	(2,924,635)	15,550,489	18,194,527
2020	5,261,268	(2,565,582)	6,490,799	9,186,485

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year-End Fair Value of Unvested Equity Awards Granted in the Year ($)	Year-Over-Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year-Over-Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments ($)
2022	1,887,705	(1,782,926)	58,252	(1,201,233)	—	209,173	(829,029)
2021	5,866,871	6,531,207	—	2,714,008	—	438,403	15,550,489
2020	4,648,676	2,155,934	40,954	(546,219)	—	191,454	6,490,799

(5) Cumulative TSR is calculated by dividing (a) the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the S&P Retail Composite Index.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8) Operating profit is defined as the Company's net sales less the sum of the cost of sales, selling, general and administrative expense, and depreciation and amortization expense (all as determined on a 52-week basis), subject to adjustments as more fully described under "—Elements of Our Compensation Programs—Annual Cash Incentives—Potential Adjustments" and "—Elements of Our Compensation Programs—Fiscal 2022 MIP Results" in our Compensation Discussion and Analysis above. While the Company uses a number of financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that operating profit, as adjusted as defined in the MIP, is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link CAP to the Company's NEOs, for the most recently completed fiscal year, to Company performance.

Most Important Financial Performance Measures

The most important financial performance measures used by the Company to link CAP to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Operating Profit, as adjusted as defined in the MIP
- Sales
- Return on Invested Capital
- Inventory Turns

Pay Versus Performance Relationship Disclosures

As described in greater detail under the Compensation Discussion and Analysis above, we designed our compensation program for associates at all levels with the intent to align pay with performance. The metrics that the Company uses for both our annual cash incentives and long-term equity incentive awards are selected based on an objective of motivating our associates and driving shareholder value. While the Company utilizes the financial performance metrics listed above to align executive compensation with Company performance, only the most important measure is presented in the Pay Versus Performance table in accordance with the requirements of Item 402(v) of Regulation S-K. Moreover, the Company generally seeks to create long-term shareholder value, and therefore does not specifically align the Company's performance measures with CAP for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

CAP and Cumulative TSR. As demonstrated by the following chart, the amount of CAP to the Company's CEOs for the applicable year and the average amount of CAP to the Company's other NEOs as a group is aligned with the Company's cumulative TSR over the three years presented in the table. The alignment of CAP reflects the fact that a significant portion of the compensation paid to our CEOs and to the other NEOs is comprised of equity awards, as described in more detail in the Compensation Discussion and Analysis.


CAP vs. Company TSR
Compensation Actually Paid
$55,000,000
$50,000,000
$45,000,000
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$-5,000,000
$300
$250
$200
$150
$100
$50
Cumulative TSR (value of initial $100 investment)
$122
$168
$149
2020
2021
2022
Decker
Menear
Average for Non-PEO NEOs
TSR

CAP and Net Income. The following chart demonstrates the amount of CAP to the Company's CEOs for the applicable year and the average amount of CAP to the Company's other NEOs as a group in relation to

the Company's net income over the last three fiscal years. The Company does not use net income as a performance measure in the overall executive compensation program.


CAP vs. Net Income
Compensation Actually Paid
$55,000,000
$50,000,000
$45,000,000
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$-5,000,000
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
Net Income (billions)
$12.87
$16.43
$17.11
2020
2021
2022
Decker
Menear
Average for Non-PEO NEOs
Net Income

CAP and Operating Profit. The following graph demonstrates the amount of CAP to our CEOs and the average amount of CAP to the Company's other NEOs as a group in relation to the Company's operating profit, as adjusted, over the three years presented in the Pay Versus Performance table. As described above, operating profit is defined as the Company's net sales less the sum of the cost of sales, selling, general and administrative expense and depreciation and amortization expense (all as determined on a 52-week basis), subject to adjustments as more fully described under "—Elements of Our Compensation Programs—Annual Cash Incentives—Potential Adjustments" and "—Elements of Our Compensation Programs—Fiscal 2022 MIP Results" in our Compensation Discussion and Analysis above. While the Company uses numerous financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that operating profit is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link CAP to the Company's NEOs, for the most recently completed fiscal year, to Company performance. As described in more detail in the Compensation Discussion and Analysis, the Company utilizes operating profit when setting goals in the Company's annual cash incentives and long-term equity incentive compensation program because it views operating profit as a key corporate metric that takes into account both revenue and expense.


CAP vs. Operating Profit
Compensation Actually Paid
$55,000,000
$50,000,000
$45,000,000
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$-5,000,000
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
Adjusted Operating Profit (billions)
$20.64
$22.92
$24.09
2020
2021
2022
Decker
Menear
Average for Non-PEO NEOs
Adjusted Operating Profit

Cumulative TSR of the Company and Cumulative TSR of the Peer Group. As demonstrated by the following chart, the Company's cumulative TSR over the three year period presented in the table was 48.8%, while the cumulative TSR of the peer group presented for this purpose, the S&P Retail Composite Index, was 24.0% over the three years presented in the table. For more information regarding the Company's performance and the companies that the LDC Committee considers when determining compensation, refer to the Compensation Discussion and Analysis under "Compensation Determination Process—Benchmarking" on page 47.


Company TSR vs. Peer Group TSR
Cumulative TSR (value of initial $100 investment)
$200
$150
$100
$50
$100
$141
$122
$168
$150
$149
$124
2019
2020
2021
2022
Company Cumulative TSR
S&P Retail Composite Index

CEO PAY RATIO

Compensation at all levels of the Company is aligned with our philosophy of taking care of our associates and motivating them to deliver a superior customer experience. As noted above in the Executive Summary of the Compensation Discussion and Analysis on page 42, throughout Fiscal 2022, we continued to invest in our associates, making wage enhancements for our frontline, hourly associates to maintain the competitiveness of our associate compensation. Non-management associates (full- and part-time) participate in our Success Sharing bonus program, which provides semi-annual cash awards for performance against our business plan, including sales plan and productivity goals. In addition, non-management associates are eligible to earn awards for superior performance and customer service at the individual, store, facility, and district levels. Due to the outstanding performance of our non-management associates in Fiscal 2022, we made substantial payouts under our Success Sharing program, with 100% of stores receiving Success Sharing in each of the first and second halves of Fiscal 2022. This resulted in Success Sharing bonus payments to our non-management associates of approximately $409 million for Fiscal 2022. In addition, we established a merit increase budget for our associates in Fiscal 2022 of between 3.0% and 4.0%, and we continued our practice of making matching contributions under the FutureBuilder 401(k) Plan. We also provided a variety of recognition and teambuilding awards to recognize and reward top-performing associates and support morale.

In accordance with SEC rules, the following ratio compares the annual total compensation of our median-paid (or middle) associate (the "median-paid associate") for Fiscal 2022 with the annual total compensation of Edward P. Decker, our CEO for all but one month of Fiscal 2022. The pay ratio included below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K (the "pay ratio rule").

- The annual total compensation of our median-paid associate, other than Mr. Decker, was $30,100. Our median-paid associate for Fiscal 2022 was an hourly employee in the U.S. The year-over-year increase in the compensation of our median-paid associate reflects Success Sharing payouts based on our positive operating results and the compensation enhancements we made in Fiscal 2022.
- The annual total compensation of Mr. Decker for Fiscal 2022 was $14,773,944. Mr. Decker was our CEO as of December 31, 2022, the date we chose to determine our median-paid associate. To calculate

Mr. Decker's compensation for the pay ratio rule, we annualized the salary and bonus he earned between March 1, 2022, the day he became CEO, through January 28, 2023, the last day of our fiscal year. As a result, this amount differs from his compensation as reported in the Summary Compensation Table on page 58.

- Based on this information, for Fiscal 2022 the ratio of the annual total compensation of Mr. Decker to the annual total compensation of our median-paid associate was 491 to 1.

For purposes of the above disclosure, we are required to identify our median-paid associate based upon our total workforce, without regard to their location, compensation arrangements, or full-time, part-time or seasonal status. To identify the median-paid associate, we used the following methodology, material assumptions, adjustments, and estimates:

- We determined our median-paid associate as of December 31, 2022, which was within the last three months of Fiscal 2022 as required by the pay ratio rule.
- At the end of Fiscal 2022, we employed a total of approximately 471,600 associates, of which approximately 418,900 were employed in the U.S. and approximately 52,700 were employed outside of the U.S. In calculating the pay ratio, we excluded, under the de minimis exception to the pay ratio rule, all of our associates in each of Mexico (approximately 17,900), China (266), India (28), Vietnam (25), Italy (1), Poland (1), and Turkey (1), which in total are approximately 18,300 associates, or 3.9% of our total associates.
- For Fiscal 2022, we identified our median-paid associate using W-2 payroll data (or the equivalent for our Canadian associates), rounded to the nearest dollar, for all associates included in the calculation. In Fiscal 2022, as we have done in prior years, we annualized pay for newly hired associates and associates on leave. We pay our Canadian associates in Canadian Dollars. For the purposes of this calculation, their pay was converted into U.S. Dollars using the exchange rate in effect on December 31, 2022. For Fiscal 2022, we had several full-year associates with the same dollar amount of W-2 compensation. Therefore, for each such associate we determined the associate's annual total compensation for Fiscal 2022, which ended January 29, 2023, and then identified the median-paid associate from that group based on the annual total compensation measure. This amount, consistent with the compensation of Mr. Decker, includes annual incentive compensation earned in Fiscal 2022 and paid in March 2023.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding the Company's equity compensation plans as of the end of Fiscal 2022.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity Compensation Plans Approved by Security Holders[1]	4,622,599 [2]	$167.66 [3]	97,882,590 [4]
Equity Compensation Plans Not Approved by Security Holders[5]	149,574 [6]	$— [7]	18,391,873 [8]
Total	4,772,173		116,274,463

(1) These plans are the 1997 Plan, the Omnibus Plan, the ESPP and the Directors Plan. The Directors Plan allows the Company's outside directors to elect to defer their cash retainers for deferred stock units payable in shares of the Company's common stock on termination of Board service.

(2) Includes an aggregate of 3,626,062 stock options under the Omnibus Plan, 5,371 deferred shares or deferred stock units under the 1997 Plan, 500,542 deferred shares, deferred stock units or restricted stock units under the Omnibus Plan, 406,792 performance shares under the Omnibus Plan, and 83,833 deferred stock units credited to participant accounts under the Directors Plan. Does not include 6,332 outstanding restricted shares granted under the 1997 Plan and 2,782,174 outstanding restricted shares granted under the Omnibus Plan.

(3) Weighted-average exercise price of outstanding options; excludes deferred shares, deferred stock units, deferred stock rights, restricted stock units, performance shares and shares of restricted stock under the 1997 Plan and the Omnibus Plan, deferred stock units under the Directors Plan, and rights to purchase shares under the ESPP.

(4) Represents 80,108,211 shares under the Omnibus Plan, 15,805,382 shares under the ESPP (see Note 8 to the Company's consolidated financial statements included in the 2022 Form 10-K and Exhibit 10.12 to the 2022 Form 10-K), and 1,968,997 shares under the Directors Plan.

(5) These plans are the Company's Non-U.S. ESPP (see Note 8 to the Company's consolidated financial statements in the 2022 Form 10-K and Exhibit 10.12 to the 2022 Form 10-K), the THD Restoration Plan (see Note 9 to the Company's consolidated financial statements in the 2022 Form 10-K and Exhibits 10.7 and 10.8 to the 2022 Form 10-K) and the HD Supply Restoration Plan (see Note 9 to the Company's consolidated financial statements in the 2022 Form 10-K and Exhibit 10.9 to the 2022 Form 10-K). The HD Supply Restoration Plan was adopted in Fiscal 2022, and no deferred stock units were outstanding under the plan as of the end of Fiscal 2022.

(6) Represents deferred stock units under the THD Restoration Plan referred to in footnote 5.

(7) Outstanding equity consists solely of rights to purchase shares under the Non-U.S. ESPP and deferred stock units granted under the THD Restoration Plan; therefore, there is no weighted-average exercise price.

(8) Represents shares available under the Non-U.S. ESPP.

Director Compensation

Our philosophy with respect to director compensation is to align the interests of non-employee directors with the interests of our shareholders. To implement this philosophy, our Corporate Governance Guidelines provide that the annual retainer for non-employee directors must be at least two-thirds equity. The Company presently provides 82% of each director's annual retainer in Company equity. Furthermore, consistent with our Corporate Governance Guidelines, director equity awards stipulate that shares of Company stock must continue to be held until the director retires from the Board or for one year after Board service ends for any reason other than ordinary Board retirement (at or after age 72), death, disability or a change in control of the Company.

Non-employee director compensation is assessed each year by the LDC Committee, based on input from its independent compensation consultant and taking into account compensation paid to non-employee directors at the companies in the same peer group used for executive compensation purposes, as described above in the Compensation Discussion and Analysis under "Compensation Determination Process—Benchmarking" starting on page 47. For compensation to be paid in Fiscal 2022, this assessment took place in August 2021. Based on this assessment, the LDC Committee did not recommend any changes to non-employee director compensation for Fiscal 2022.

Each non-employee director who was a Board member during Fiscal 2022 received an annual retainer of $280,000 as of the date of the 2022 annual meeting. The annual retainer was paid in the following manner:

- $230,000 in the form of deferred shares granted under the Omnibus Plan; and
- $50,000 in the form of cash or deferred stock units under the Directors Plan, at the election of the director.

The deferred shares and deferred stock units, together with dividend equivalents that accrue thereon, are payable in shares of the Company's common stock following termination of Board service. Director compensation is paid for the twelve-month period commencing with each annual meeting of shareholders. A pro rata portion of annual director compensation is paid to directors who become Board members after the annual meeting as follows: 100% for appointments on or before the six-month anniversary of the annual meeting, 50% after the six-month but not later than the nine-month anniversary of the annual meeting, and 25% after the nine-month anniversary of the annual meeting.

For Fiscal 2022, on the date of the 2022 annual meeting the non-employee directors who served as Chairs of the Board committees also received the following amounts:

Committee	Chair Retainer Amount
Audit	$25,000
Finance	$20,000
Leadership Development and Compensation	$20,000
Nominating and Corporate Governance	$20,000

Board committee Chair retainers were payable in cash or deferred stock units under the Directors Plan, at the election of the director.

The Lead Director also receives an additional retainer of $80,000 in the form of cash or, at his election, deferred stock units under the Directors Plan. To meet the two-thirds equity requirement in the Corporate Governance Guidelines, the Lead Director must elect to receive at least 7.7% of the aggregate of his cash retainers in the form of deferred stock units under the Directors Plan, with the remainder paid in the form of cash or deferred stock units under the Directors Plan, at the election of the Lead Director. For Fiscal 2022, our Lead Director elected to receive 100% of his cash retainers in deferred stock units under the Directors Plan.

The Company also pays (or provides for reimbursement of) the travel and accommodation expenses of directors and, when requested by the Company, their spouses, to attend Board meetings, conduct store visits and participate in other corporate functions.

The Company maintains a program through which it will match up to $10,000 of charitable donations made by each director, including the Chair, for each calendar year. In addition, the Company will match up to $5,000 of any non-employee director's contribution to the political action committee sponsored by the Company with a donation to a charitable organization of the director's choice. The directors do not receive any financial benefit from these programs because the charitable deductions, to the extent permitted, accrue solely to the

Company. Donations under the programs are not made to any charity from which the director (or a party related to the director) directly or indirectly receives compensation.

The following table sets forth the compensation paid to or earned during Fiscal 2022 by our non-employee directors who served during Fiscal 2022.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2) (3)	All Other Compensation ($)(4)	Total ($)
Gerard J. Arpey	50,000	230,000	5,000	285,000
Ari Bousbib	70,000	230,000	5,000	305,000
Jeffery H. Boyd	70,000	230,000	5,000	305,000
Gregory D. Brenneman	130,000	230,000	10,000	370,000
J. Frank Brown	75,000	230,000	10,000	315,000
Albert P. Carey	70,000	230,000	15,000	315,000
Linda R. Gooden	50,000	230,000	10,000	290,000
Wayne M. Hewett	50,000	230,000	10,000	290,000
Manuel Kadre	50,000	230,000	5,000	285,000
Stephanie C. Linnartz	50,000	230,000	15,000	295,000
Paula A. Santilli	50,000	230,000	—	280,000
Caryn Seidman-Becker	50,000	230,000	—	280,000

(1) Fees earned or paid in cash vary because, in addition to the $50,000 annual retainer, they include retainers for Chair and Lead Director positions. Mr. Bousbib, Mr. Boyd, Mr. Brenneman, Mr. Brown, Mr. Carey, Mr. Hewett, Mr. Kadre, Ms. Linnartz, Ms. Santilli and Ms. Seidman-Becker deferred 100% of their annual cash Board retainers under the Directors Plan, which retainers were converted into stock units that are payable in shares of Company common stock following termination of Board service. Mr. Bousbib, Mr. Boyd, Mr. Brown, and Mr. Carey also deferred 100% of their committee Chair retainers, and Mr. Brenneman deferred 100% of his Lead Director retainer. Dividend equivalents are credited on stock units in the Directors Plan at the same rate, and at the same time, that dividends are paid to shareholders.

(2) Amounts set forth in the Stock Awards column represent the aggregate grant date fair value of awards granted in Fiscal 2022 computed in accordance with FASB ASC Topic 718. The grant date fair value of the deferred share award granted during Fiscal 2022 is set forth in the following table, computed in accordance with FASB ASC Topic 718 based on the closing stock price on the grant date. There were no deferred share forfeitures by the directors during Fiscal 2022.

Grant Date	Shares (#)	Value ($)	Directors Who Received
05/19/2022	799	229,920	Arpey, Bousbib, Boyd, Brenneman, Brown, Carey, Gooden, Hewett, Kadre, Linnartz, Santilli, Seidman-Becker

(3) As of the end of Fiscal 2022, our non-employee directors who served during Fiscal 2022 held the following outstanding equity:

Name	Restricted Stock	Deferred Shares	Deferred Stock Units	Shares Owned Outright	Shares Owned Indirectly	Total
Gerard J. Arpey	—	11,325	—	1,000	—	12,325
Ari Bousbib	—	80,670	20,846	10,000	—	111,516
Jeffery H. Boyd	—	9,016	2,031	10,000	65	21,112
Gregory D. Brenneman	1,332	98,051	37,527	45,000	16,877	198,787
J. Frank Brown	—	33,391	8,017	1,000	—	42,408
Albert P. Carey	—	72,094	10,450	1,100	—	83,644
Linda R. Gooden	—	11,291	188	1,500	—	12,979
Wayne M. Hewett	—	15,015	1,986	1,650	—	18,651
Manuel Kadre	—	5,199	1,130	3,000	—	9,329
Stephanie C. Linnartz	—	5,286	1,149	1,030	—	7,465
Paula A. Santilli	—	999	217	1,583	—	2,799
Caryn Seidman-Becker	—	999	217	1,500	—	2,716

(4) Amounts reported reflect matching charitable contributions.

LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE REPORT

Each member of the LDC Committee is independent under SEC rules, NYSE listing standards and the Director Independence Standards set forth in the Company's Corporate Governance Guidelines.

The LDC Committee acts under a written charter which sets forth its responsibilities and duties, as well as requirements for the LDC Committee's composition and meetings. The LDC Committee's primary responsibility is to (a) assist the Board in developing and evaluating potential candidates for executive positions, including the CEO, (b) oversee the development of executive succession plans, and (c) approve compensation strategy, including the corporate goals and objectives relevant to the compensation of the Company's senior executive officers, including the CEO, to ensure that management is afforded appropriate incentives and rewarded appropriately for contributions to the Company's growth and profitability and that the executive compensation strategy supports the Company's objectives and shareholder interests.

The LDC Committee also oversees management's decisions concerning the performance and compensation of other Company officers, administers the Company's equity-based and incentive-based compensation plans, regularly evaluates the effectiveness of the Company's overall executive compensation program, and reviews the overall compensation and benefits strategy for all associates of the Company to ensure consistency with the Company's stated compensation strategy, including human capital management and diversity, equity and inclusion matters. In addition, the LDC Committee periodically reviews the compensation and benefits offered to non-employee directors and recommends changes as appropriate.

A more complete description of the LDC Committee's functions is set forth in the LDC Committee charter, which is available on the Company's Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Committee Members & Charters" and is also available in print at no charge upon request.

The LDC Committee has reviewed and discussed the Company's Compensation Discussion and Analysis with management. Based upon such review and discussions, the LDC Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for Fiscal 2022.

This report has been furnished by the current members of the LDC Committee:

- Albert P. Carey, Chair
- Linda R. Gooden
- Wayne M. Hewett
- Stephanie C. Linnartz
- Caryn Seidman-Becker

Beneficial Ownership of Common Stock

The following table shows the Company common stock beneficially owned, as of March 1, 2023, by our directors, the NEOs, and our directors and executive officers as a group. Except as otherwise noted, the beneficial owners listed have sole voting and investment power with respect to the shares shown. An asterisk (*) in the Percent of Class column indicates beneficial ownership of less than 1%. The percentage ownership is based on the number of shares of our common stock outstanding as of March 1, 2023.

Name of Beneficial Owner	Total Beneficial Ownership[(1)]		Deferred Shares/ Stock Units[(7)]	Percent of Class
Edward P. Decker	227,192		8,287	*
Craig A. Menear	929,109	(2)	14,357	*
Gerard J. Arpey	1,000		11,325	*
Ari Bousbib	10,000		101,516	*
Jeffery H. Boyd	10,065	(3)	11,047	*
Gregory D. Brenneman	63,209	(4)	135,578	*
J. Frank Brown	1,000		41,409	*
Albert P. Carey	1,100		82,544	*
Linda R. Gooden	1,500		11,478	*
Wayne M. Hewett	1,650		17,001	*
Manuel Kadre	3,000		6,329	*
Stephanie Linnartz	1,030		6,435	*
Paula Santilli	1,583		1,216	*
Caryn Seidman-Becker	1,500		1,216	*
Ann-Marie Campbell	134,047	(5)	5,460	*
Matthew A. Carey	86,135		6,233	*
Jeffrey G. Kinnaird	43,500		0	*
Richard V. McPhail	81,079		3,409	*
Directors and executive officers as a group (23 people)	1,888,898	(6)	474,369	0.19%

(1) Represents the number of shares beneficially owned, which includes equivalent shares credited under our FutureBuilder 401(k) Plan and restricted stock granted under the Omnibus Plan and the 1997 Plan. In addition, these amounts include shares subject to options exercisable within 60 days of March 1, 2023 as follows: Edward P. Decker – 125,481; Craig A. Menear – 725,016; Ann-Marie Campbell – 63,286; Matthew A. Carey – 54,260; Jeffrey G. Kinnaird – 15,628; Richard V. McPhail – 46,765; and directors and executive officers as a group (23 people) – 1,180,856. Amounts in this column do not include shares to be received upon settlement of deferred stock units or deferred shares more than 60 days after March 1, 2023, which shares are reflected in the Deferred Shares/Stock Units column of the table. The deferred stock units and deferred shares have no voting rights. Our Securities Laws Policy requires directors and executive officers to pre-clear any pledge of shares of our common stock as security for any indebtedness (including any margin loans), and none of our directors or executive officers has any such pledged shares. Consistent with our anti-hedging policy, described more fully on page 56 of the Compensation Discussion and Analysis, none of our directors or executive officers has entered into any hedging transactions with regard to his or her ownership of our common stock.

(2) This amount includes 24,100 shares held in a family trust.

(3) This amount includes 65 shares held by Brothers Brook LLC, of which Mr. Boyd is the Managing Director.

(4) This amount includes 16,877 shares held by a family member.

(5) This amount includes 12,692 shares held by a charitable trust.

(6) This amount includes the shares reflected in footnotes 2-5 above and 60 shares held by a spouse.

(7) These amounts reflect deferred shares and deferred stock units granted under the Omnibus Plan, deferred stock units granted under the Directors Plan, and stock units granted under the THD Restoration Plan. None of these amounts are included in the Percent of Class calculation.

The following table contains information about the number of shares of our common stock held as of December 31, 2022 by persons we know to be the beneficial owners of more than 5% of our outstanding common stock. The percentage ownership is based on the number of shares of our common stock outstanding as of March 1, 2023.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class
The Vanguard Group, Inc.[(1)] 100 Vanguard Boulevard Malvern, PA 19355	95,336,930	9.4%
BlackRock, Inc.[(2)] 55 East 52nd Street New York, NY 10055	76,257,443	7.5%

(1) Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 9, 2023. The Vanguard Group, Inc. reported that it has sole dispositive power as to 90,922,005 of these shares, shared dispositive power as to 4,414,925 of these shares, and shared voting power as to 1,485,574 of these shares.

(2) Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 7, 2023. BlackRock, Inc. reported that it has sole dispositive power as to all of these shares and sole voting power as to 67,893,000 of these shares.

About the 2023 Annual Meeting of Shareholders

WHEN AND WHERE IS THE MEETING?

The 2023 Annual Meeting of Shareholders of the Company will be held on Thursday, May 18, 2023, from 9:00 a.m., Eastern Time, to 10:00 a.m., Eastern Time. The Meeting will be held entirely online via live webcast at www.virtualshareholdermeeting.com/HD2023.

WHY ARE WE HAVING A VIRTUAL MEETING?

This year's Meeting will be held in a virtual format only. Shareholders can participate from any geographic location with internet connectivity. Based on our experience with virtual meetings during the COVID-19 pandemic, we believe this facilitates shareholder attendance and participation, and has allowed a greater number of questions from a broader group of shareholders to be asked and answered at the Meeting than in an in-person format. It also reduces our costs and in a small way the carbon footprint of our activities. Please see below for detailed information on how to attend the Meeting, vote your shares, and submit questions.

HOW CAN I ATTEND THE MEETING?

Shareholders of record as of the close of business on March 20, 2023, the record date, or "street name" holders that hold a legal proxy, broker's proxy card or voting information form provided by their bank, broker or nominee, can attend the Meeting by accessing www.virtualshareholdermeeting.com/HD2023 and entering the 16-digit control number included in their proxy materials. If you are a beneficial shareholder, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number.

If you do not have a 16-digit control number or you lost your control number, you may still attend the Meeting as a guest in listen-only mode. To attend as a guest, please access www.virtualshareholdermeeting.com/HD2023 and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions or vote during the Meeting if you participate as a guest.

You may log into the Meeting beginning at 8:45 a.m., Eastern Time on May 18, 2023, and the Meeting will begin promptly at 9:00 a.m., Eastern Time. We recommend that you log in before the Meeting starts to allow time to check your internet connection, confirm your browser is up-to-date, and ensure you can hear the streaming audio. If you experience any technical difficulties accessing the Meeting or during the Meeting, please call the toll-free number that will be available on www.virtualshareholdermeeting.com/HD2023 for assistance. Beginning 15 minutes prior to the start of the Meeting, we will have technicians ready to assist you with any technical difficulties you may have. If there are any technical issues in convening or hosting the Meeting, we will promptly post information to our Investor Relations website at https://ir.homedepot.com/shareholder-services/annual-meeting, including information on when the Meeting will be reconvened.

Following the Meeting, a link to a replay of the Meeting will be posted to our Investor Relations website at https://ir.homedepot.com under "Events and Presentations."

WHAT AM I VOTING ON?

You will be voting on the following items:

- Election to the Board of the 13 nominees named in this Proxy Statement to serve until the 2024 Annual Meeting of Shareholders;
- Ratification of the appointment of KPMG as the independent registered public accounting firm of the Company for Fiscal 2023;
- The advisory Say-on-Pay vote;
- An advisory vote on the frequency of future Say-on-Pay votes;
- The five shareholder proposals described in this Proxy Statement, if properly presented; and
- Any other business properly brought before the Meeting.

The proponents of the shareholder proposals to be voted on at the Meeting will be provided with the opportunity to present their proposals by remote communications or similar means.

The Board recommends that you vote "For" each of the director nominees, the ratification of KPMG, and Say-on-Pay. The Board recommends that you vote for a frequency of every "One Year" as opposed to every "Two Years" or "Three Years" on the advisory vote to approve the frequency of future Say-on-Pay votes.

The Board recommends that you vote "Against" each of the shareholder proposals.

WHO IS ENTITLED TO VOTE?

Holders of record of shares of the Company's common stock as of the close of business on March 20, 2023, the record date for the Meeting, are entitled to vote. Each share of common stock is entitled to one vote on each matter presented for a vote of the shareholders. As of March 20, 2023, we had 1,012,668,994 shares of common stock outstanding.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE MEETING?

In order for us to conduct the Meeting, holders of a majority of our outstanding shares of common stock as of the close of business on March 20, 2023 must be present in person or by proxy. This is referred to as a quorum. Your shares are counted as present if you attend the Meeting and properly submit your vote online during the Meeting, or if you properly return a proxy or voting instruction form over the Internet, by telephone or by mail as explained in more detail below. Abstentions and broker non-votes (as defined below) will be counted for purposes of establishing a quorum but will not affect the outcome of the vote on any proposal. If a quorum is not present at the Meeting, the Meeting may be adjourned from time to time until a quorum is present.

CAN I ASK QUESTIONS AT THE MEETING?

Yes. As part of the Meeting, we will hold a question and answer session, which will include questions submitted both live and prior to the Meeting. You may submit a question before the Meeting at www.proxyvote.com after logging in with your 16-digit control number until the day before the Meeting. Alternatively, you will be able to submit questions live during the Meeting by accessing the Meeting at www.virtualshareholdermeeting.com/HD2023 using your 16-digit control number.

Shareholder questions or comments are welcome, but we will only answer questions pertinent to Meeting matters, subject to time constraints. Questions regarding personal matters, including those related to employment, product or service issues, or suggestions for product innovations, are not pertinent to Meeting matters and therefore will not be answered at the Meeting. In addition, we will not address comments or questions that are derogatory to individuals or otherwise in bad taste, related to personal grievances, or related to matters of individual concern that are not of interest to shareholders generally.

If we are unable to answer your question during the Meeting due to time constraints, you are encouraged to contact The Home Depot Investor Relations department at investor_relations@homedepot.com.

WHO IS SOLICITING MY VOTE?

The Company is providing this Proxy Statement in connection with the solicitation by the Board of proxies to be voted at the Meeting and at any reconvened or rescheduled meeting following any adjournment or postponement of the Meeting.

HOW DO I VOTE BEFORE THE MEETING?

If you are a registered shareholder, which means you hold your shares in certificate form or through an account with our transfer agent, Computershare Trust Company, N.A., you have three options for voting before the Meeting:

- Over the Internet, at www.proxyvote.com, by following the instructions on the Notice or proxy card;
- By telephone, by dialing 1-800-690-6903; or
- By completing, dating, signing and returning a proxy card by mail.

If your valid proxy is received by Internet, telephone or mail, your shares will be voted at the Meeting in accordance with your instructions.

If you are a beneficial holder, meaning you hold your shares in "street name" through an account with a bank or broker, your ability to vote over the Internet or by telephone depends on the voting procedures of your bank or broker. Please follow the directions on the voting instruction form that your bank or broker provides.

MAY I VOTE AT THE MEETING?

Yes. If you are attending the Meeting, shares held directly in your name as the shareholder of record may be voted if you are attending the Meeting by entering the 16-digit control number found on your proxy card or

Notice of Internet Availability when you log into the Meeting. Even if you plan to attend the Meeting, we recommend that you vote in advance, as described above under "How Do I Vote Before the Meeting?" so that your vote will be counted if you later decide not to attend the Meeting.

Shares held in "street name" through a brokerage account or by a broker, bank or other nominee may be voted at the Meeting by entering the 16-digit control number found on your voter instruction form when you log into the Meeting.

MAY I REVOKE MY PROXY AND/OR CHANGE MY VOTE?

Yes. You may revoke your proxy and/or change your vote by:

- Signing another proxy card with a later date and delivering it to us before the Meeting;
- Voting again over the Internet or by telephone prior to 11:59 p.m., Eastern Time, on May 17, 2023;
- Voting during the Meeting before the polls close using your 16-digit control number; or
- Notifying the Company's Corporate Secretary in writing before the Meeting that you revoke your proxy.

HOW DO I VOTE IF I PARTICIPATE IN ONE OF THE COMPANY'S RETIREMENT PLANS?

You may vote your shares over the Internet, by telephone, by mail or during the Meeting as if you are a registered shareholder, as described in this Proxy Statement. By voting, you are instructing the trustee of your plan to vote all of your shares as directed. If you do not vote, the shares credited to your account will be voted by the trustee in the same proportion that it votes shares in other accounts for which it received timely instructions. If, however, you hold shares through the self-directed brokerage window of your plan or you participate in one of the Company's Canada-based retirement plans and, in either case, you do not vote those shares, those shares will not be voted.

WHAT IF I SIGN AND RETURN MY PROXY BUT DO NOT PROVIDE VOTING INSTRUCTIONS?

Proxies that are signed, dated and returned but do not contain voting instructions will be voted:

- "For" the election of all of the 13 named director nominees;
- "For" the ratification of the appointment of KPMG;
- "For" the advisory Say-on-Pay vote;
- For a frequency of every "One Year" (as opposed to every "Two Years" or "Three Years") on the advisory vote to approve the frequency of future Say-on-Pay votes;
- "Against" each shareholder proposal; and
- On any other matters properly brought before the Meeting, in accordance with the best judgment of the named proxies.

WILL MY SHARES BE VOTED IF I DO NOT PROVIDE A PROXY OR VOTING INSTRUCTION FORM?

If you are a registered shareholder and do not provide a proxy by voting over the Internet, by telephone or by signing and returning a proxy card, you must attend the Meeting in order to vote.

If you hold shares through an account with a bank or broker, the voting of the shares by the bank or broker when you do not provide voting instructions is governed by the rules of the NYSE. These rules allow banks and brokers to vote shares in their discretion on "routine" matters for which their customers do not provide voting instructions. On matters considered "non-routine," banks and brokers may not vote shares without your instruction. Shares that banks and brokers are not authorized to vote are referred to as "broker non-votes."

The ratification of KPMG as the Company's independent registered public accounting firm for Fiscal 2023 is considered a routine matter. Accordingly, banks and brokers may vote shares on this proposal without your instructions, and there will be no broker non-votes with respect to this proposal.

The other proposals will be considered non-routine, and banks and brokers therefore cannot vote shares on those proposals without your instructions. Please note that if you want your vote to be counted on those proposals, including the election of directors, you must instruct your bank or broker how to vote your shares. If you do not provide voting instructions, no votes will be cast on your behalf with respect to those proposals.

HOW MANY VOTES ARE NEEDED TO APPROVE THE PROPOSALS?

The following table provides information about the votes needed to approve each proposal. A "majority of votes cast" means the number of "For" votes exceeds the number of "Against" votes.

Items of Business		Board Recommendation	Voting Approval Standard	Effect of Abstention	Effect of Broker Non-Vote
1.	Election of 13 directors	For each director nominee	Majority of votes cast	None	None
2.	Ratification of KPMG	For	Majority of votes cast	None	Not applicable
3.	Say-on-Pay	For	Majority of votes cast	None	None
4.	Frequency of future Say-on-Pay votes	One Year	Majority of votes cast	None	None
5.-9.	Shareholder proposals	Against each proposal	Majority of votes cast	None	None

- Election of Directors: Each director nominee receiving a majority of votes cast will be elected as a director. If any incumbent director nominee does not receive a majority of votes cast, under Delaware law he or she would continue to serve on the Board until a successor is elected and qualified. However, our By-Laws provide that any incumbent director who fails to receive a majority of votes cast in an uncontested election must promptly tender his or her resignation to the Board for consideration. The NCG Committee will then recommend to the Board whether to accept or reject the resignation or to take any other action. The Board will act on that recommendation and publicly disclose its decision within 90 days following certification of election results. The director who tenders his or her resignation will not participate in the NCG Committee's recommendation or in the Board's decision.

- Say-on-Pay and Frequency of Future Say-on-Pay Votes: While these proposals are advisory in nature and not binding on the Company, our LDC Committee and Board will consider the voting results in formulating future executive compensation policy and in determining the frequency of future Say-on-Pay votes.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE, PROXY CARD OR VOTING INSTRUCTION FORM?

This means that your shares are registered in different names or are held in more than one account. To ensure that all shares are voted, please vote each account over the Internet or by telephone, or sign and return by mail all proxy cards and voting instruction forms. We encourage you to register all shares in the same name and address by contacting our transfer agent, Computershare Trust Company, N.A., at 1-800-577-0177. If you hold your shares through an account with a bank or broker, you should contact your bank or broker and request consolidation.

WHY DID SOME SHAREHOLDERS RECEIVE A NOTICE WHILE OTHERS RECEIVED A PRINTED SET OF PROXY MATERIALS?

We are allowed to furnish our proxy materials to requesting shareholders over the Internet, rather than by mailing printed copies, so long as we send them a "Notice of Internet Availability of Proxy Materials." The Notice tells shareholders how to access and review the Proxy Statement and 2022 Annual Report online and how to vote over the Internet at www.proxyvote.com. Using this method of proxy delivery expedites the receipt of proxy materials by our shareholders, reduces the cost of printing and mailing the full set of proxy materials, and helps us contribute to sustainable practices. If you receive the Notice and would like to receive printed proxy materials, follow the instructions in the Notice. If you receive printed proxy materials, you will not receive the Notice, but you may still access our proxy materials and submit your proxy over the Internet at www.proxyvote.com.

AVAILABILITY OF ANNUAL REPORT AND PROXY STATEMENT TO SHAREHOLDERS

Only one copy of the Notice or this Proxy Statement and the 2022 Annual Report is being delivered to shareholders sharing an address unless the Company has received contrary instructions from one or more of the shareholders at that address. Shareholders sharing an address who wish to receive separate copies of

the Notice or this Proxy Statement and the 2022 Annual Report, or who wish to begin receiving a single copy of such materials, may make such request as follows:

- If you are a registered shareholder, by writing to Broadridge Investor Communication Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717 or by calling 1-866-540-7095; or
- If you are a beneficial owner, by contacting your broker, dealer, bank, voting trustee or other nominee.

Registered shareholders sharing an address who elect to receive a single copy of the Notice or this Proxy Statement and the 2022 Annual Report will continue to receive separate proxy cards.

You may also elect to receive the Notice or this Proxy Statement and the 2022 Annual Report via e-mail by contacting Broadridge if you are a registered shareholder, by contacting your bank or broker if you are a beneficial owner, or by visiting our Investor Relations website at https://ir.homedepot.com under "Shareholder Services > Electronic Delivery of Proxy Materials."

Additional copies of this Proxy Statement and the 2022 Annual Report will be provided without charge to shareholders upon written request to Investor Relations, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339, or by calling (770) 384-2871. Copies may also be obtained via the Internet at https://ir.homedepot.com under "Financial Reports."

WILL YOU MAKE A LIST OF SHAREHOLDERS ENTITLED TO VOTE AT THE MEETING AVAILABLE?

We will make available a list of shareholders of record as of the record date for inspection by shareholders for any purpose germane to the Meeting from May 8, 2023 through May 17, 2023 at the principal office of the Company at 2455 Paces Ferry Road, Atlanta, Georgia 30339.

WHERE AND WHEN WILL I BE ABLE TO FIND THE VOTING RESULTS?

You can find the official results of the voting at the Meeting in our Current Report on Form 8-K that we will file with the SEC within four business days after the Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment to the Form 8-K as soon as they become available.

General

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based on a review of reports required to be filed with the SEC during Fiscal 2022 by directors, officers and beneficial owners of more than ten percent of the outstanding shares of common stock of the Company pursuant to Section 16(a) of the Exchange Act, and a review of written certifications provided by them to the Company, we believe that our directors and executive officers timely complied with the requirements of Section 16(a) of the Exchange Act during Fiscal 2022.

SHAREHOLDER PROPOSALS OR DIRECTOR NOMINATIONS FOR THE 2024 ANNUAL MEETING

Proposals to Be Included in Next Year's Proxy Statement

To be considered for inclusion in next year's Proxy Statement and form of proxy and acted upon at the 2024 Annual Meeting of Shareholders, proposals by shareholders for business other than director nominations must be submitted in writing not less than 120 calendar days (December 5, 2023) prior to the anniversary of the date this 2023 Proxy Statement was first sent to shareholders and must comply with the other requirements of SEC Rule 14a-8. Director nominations to be considered for inclusion in next year's Proxy Statement and form of proxy and acted upon at the 2024 Annual Meeting of Shareholders must be received no earlier than 150 calendar days (November 5, 2023) and no later than 120 calendar days (December 5, 2023) prior to the anniversary of the date this 2023 Proxy Statement was first sent to shareholders and must comply with the other requirements of our By-Laws. However, if next year's annual meeting is to be held more than 30 days before or 30 days after the anniversary of this year's annual meeting, notice of the nomination must be received no earlier than 150 days and no later than 120 days prior to next year's annual meeting date, or by the tenth day following the Company's public announcement of next year's annual meeting date.

Proposals Not to Be Included in Next Year's Proxy Statement

Our By-Laws also establish advance notice procedures with regard to shareholder proposals or director nominations that are not submitted for inclusion in the Proxy Statement but that a shareholder instead wishes to present directly at the 2024 Annual Meeting of Shareholders. For all proposals of business other than director nominations to be considered at next year's annual meeting but not included in the Proxy Statement, notice must be received no earlier than 120 calendar days (January 19, 2024) and no later than 90 calendar days (February 18, 2024) prior to the anniversary of this year's annual meeting. However, if next year's annual meeting is to be held more than 30 days before or 70 days after the anniversary of this year's annual meeting, notice of the proposal must be received no earlier than 120 days and no later than 90 days prior to next year's annual meeting date, or by the tenth day following the Company's public announcement of next year's annual meeting date.

A formal nomination by a shareholder of a candidate for election as a director to be considered at next year's annual meeting but not included in the Proxy Statement must be in writing and received by our Corporate Secretary no earlier than 90 calendar days (February 18, 2024) and no later than 60 calendar days (March 19, 2024) prior to the anniversary of this year's annual meeting. However, if next year's annual meeting is to be held more than 30 days before or 70 days after the anniversary of this year's annual meeting, notice of the nomination must be received no earlier than 90 days and no later than 60 days prior to next year's annual meeting date, or by the tenth day following the Company's public announcement of next year's annual meeting date.

Further, to comply with the SEC's universal proxy rules and our current By-Laws, if a shareholder intends to solicit proxies in support of director nominees submitted under these advance notice provisions, then we must receive proper written notice that sets forth all information required by Rule 14a-19 under the Exchange Act no later than March 19, 2024 (or, if the 2024 Annual Meeting of Shareholders is called for a date that is not within 30 calendar days of the anniversary of the date of this year's Meeting, then notice must be provided by the later of 60 calendar days prior to the date of the 2024 Annual Meeting of Shareholders or by the close of business on the 10th calendar day following the day on which public announcement of the date of the 2024 Annual Meeting of Shareholders is first made). The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our By-Laws as described above.

General Requirements

Each proposal submitted must be a proper subject for shareholder action at the meeting, and all proposals and nominations must comply with the requirements of our By-Laws. All proposals and nominations must be submitted to: Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Building C-22, Atlanta, Georgia 30339, or by email to shareholder_proposals@homedepot.com. The shareholder proponent must appear in person to present the proposal or nomination at the meeting or send a qualified representative to present such proposal or nomination. If a shareholder gives notice after the applicable deadlines or otherwise does not satisfy the relevant requirements of SEC Rule 14a-8, Rule 14a-19, or our By-Laws, the shareholder will not be permitted to present the proposal or nomination for a vote at the meeting.

OTHER PROPOSED ACTIONS

We do not know of any matters to be acted upon at the Meeting other than those discussed in this Proxy Statement. If any other items or matters are properly presented before the Meeting, the proxy holders will vote on such matters in their discretion. A proxy granted by a shareholder will give discretionary authority to the proxy holders to vote on any matters introduced pursuant to these procedures, subject to applicable SEC rules.

SOLICITATION OF PROXIES

The Company is paying the full costs of the solicitation of proxies. Proxies may be solicited on behalf of the Board by mail, telephone, other electronic means or in person. D.F. King & Co., Inc. has been retained to assist in soliciting proxies at a fee of $100,000, plus expenses. We will also reimburse the expenses of brokers, nominees and fiduciaries who send proxies and proxy materials to our shareholders. Additionally, some of our directors, officers or associates may solicit shareholders by mail, telephone, other electronic means or in person. None of these persons will receive any additional or special compensation for doing so.

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